Registration No. 333-                                     February 2, 2000


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              Initial Registration
                                       to
                                    FORM S-6


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.       Exact name of trust:
         American Skandia Life Assurance Corporation Separate Account F

B.       Name of depositor:
         American Skandia Life Assurance Corporation

C.       Complete address of depositor's principal executive offices:
         One Corporate Drive, Shelton, CT 06484

D.       Name and complete address of agent for service:
         Scott K. Richardson, Esq.
         American Skandia Life Assurance Corporation
         One Corporate Drive
         Shelton, CT  06484

         It  is  proposed  that  this  filing  will  become   effective
         (check appropriate box)


         [ ] immediately upon filing pursuant to paragraph (b)
         [ ] on ____________  pursuant to paragraph (b)
         [ ] 60 days after filing pursuant to paragraph (a)(1)
         [  ] on ________ pursuant to paragraph (a)(1) of rule 485
         [ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment


E.       Title and  amount  of  securities  being  registered:
         Flexible Premium Variable Life Insurance.
         The Registrant elects to register an indefinite number of securities by this registration statement in accordance with Rule 24f-2 under the Investment Company Act of 1940.

F. Proposed maximum aggregate offering price to the public of the securities being registered:

G.       Amount of filing fee:
         None

H.       Approximate  date of proposed  public  offering
         As soon as practicable after the effective date of this Registration Statement.

         [ ] Check box if it is proposed that this filing will become effective on ______________ at ____________ pursuant to Rule 487.


Champion IIA

                         RECONCILIATION AND TIE BETWEEN
                           FORM N-8B-2 AND PROSPECTUS


ITEM NO. OF
FORM N-8B-2                CAPTION IN PROSPECTUS

1. Face page

2. Face page

3. Not applicable

4. Distribution of this Offering

5. The Separate Account

6. The Separate Account

7. Not Applicable

8. Not Applicable

9. Legal Proceedings

10. Face page; Variable Investment Options; The Separate Account; Voting; Modification of the Separate Account; Additional Tax Considerations; Loans; Partial Withdrawals; Surrenders; Transfers and Allocation Services; Safekeeping of the Assets

11. Face page; Variable Investment Options

12. Face page; Variable Investment Options

13. Costs; Variable Investment Options; Taxes; Additional Tax Considerations

14. Buying a Policy - How do I buy a Policy?

15. Account Value and Cash Value; Buying a Policy - How and When is my Premium Invested?

16. Buying a Policy - How and When is my Initial Premium Invested? Variable Investment Options

17. Partial Withdrawals; Surrenders; Reinstatement; Account Value and Cash Value; Buying a Policy; Pricing Transactions

18. Account Value and Cash Value; Variable Investment Options; The Separate Account; Safekeeping of the Assets

19. Reports

20. Voting; Safekeeping of the Assets

21. Loans

22. Not applicable

23. Safekeeping of the Assets

24. Not applicable

25. Regulation; The Insurance Company

26. Not applicable

27. The Insurance Company

28. Executive Officers and Directors

29. The Insurance Company

30. Not applicable

31. Not applicable

32. Not applicable

33. Not applicable

34. Not applicable

35. The Insurance Company; Regulation

36. Not applicable

37. Not applicable

38. Distribution of this Offering

39. Distribution of this Offering

40. Not applicable

41. The Insurance Company; Distribution of this Offering

42. Not applicable

43. Not applicable

44.  Account  Value  and  Cash  Value;  Pricing  Transactions;   Additional  Tax
     Considerations; Net Investment Factor

45. Not applicable

46.  Account  Value  and  Cash  Value;  Pricing  Transactions;   Additional  Tax
     Considerations; Net Investment Factor

47. Variable Investment Options; The Separate Account

48. Face Page; The Insurance Company

49. Not applicable

50. The Separate Account; Safekeeping of the Assets

51. Face Page; The Insurance Company; Benefits at the Insured's Death; Designations

52. Modification of the Separate Account

53. Additional Tax Considerations

54. Not applicable

55. Not applicable

56. Not applicable

57. Not applicable

58. Not applicable

59. Audited Consolidated Financial Statements of American Skandia Life Assurance Corporate; Financial Statements for American Skandia Life Assurance Corporation Separate Account F



                                     AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                 One Corporate Drive, Shelton, Connecticut 06484

This Prospectus describes a flexible premium variable life insurance policy being offered by American Skandia Life Assurance Corporation ("we," "our," "us," "American Skandia," or "the Company"), One Corporate Drive, P.O. Box 883, Shelton, Connecticut, 06484. The policy may be offered as individual coverage or as an interest in a group policy. This Prospectus provides a detailed discussion of matters you should consider before buying a policy. This policy or certain of its investment options may not be available in all jurisdictions. Various rights and benefits may differ between jurisdictions to meet applicable law and/or regulations.

What is American Skandia offering? We are offering a type of cash value life insurance coverage called "flexible premium variable life insurance." Each of these terms can be explained as follows:

|X| The coverage is "life insurance" because a death benefit becomes payable to a beneficiary upon the death of the insured person (if coverage is issued on two insureds, the death benefit is payable upon the death of the second of the insureds to die). It is "cash value" life insurance because, in addition to a death benefit, it also provides living benefits for the owner, such as the right to take withdrawals and the right to take loans, using the value of the policy as collateral.

|X| The coverage is called "flexible premium" because it offers considerable flexibility in the timing and amount of premium payments after the initial premium. No additional premium must be paid unless it is required to pay the ongoing monthly charges. However, there is a minimum amount we accept, both for initial and subsequent premiums. There is also a maximum total amount you can pay. In order to achieve certain beneficial tax treatment for withdrawals and loans, you may need to limit the amounts you pay. If you pay the maximum allowable amount, you may not be able to pay any additional premiums without applying for additional insurance.

|X| The coverage is "variable" because you can allocate all or part of your premium to variable investment options that invest in an underlying mutual fund or a portfolio of an underlying mutual fund. The variable investment options are sub-accounts of American Skandia Life Assurance Corporation Separate Account F ("Account F"). The following underlying mutual funds or portfolios of the following underlying mutual funds currently are being offered: American Skandia Trust, Montgomery Variable Series, INVESCO Variable Investment Funds, Inc., and Evergreen Variable Annuity Trust. The available portfolios of these underlying mutual funds are listed on page
     xx. The performance of the variable investment options is not guaranteed. You bear the investment risk if you allocate funds to these investment options because the performance of these investment options can decrease or increase. This can impact the death benefit and the cash value of the Policy.

|X| The coverage also allows you to allocate all or part of your premiums to a fixed option to which we credit a fixed rate of interest. We guarantee the rate of return on this option. These obligations are supported by our general account. We bear the investment risk if you allocate funds to this option.

|X| The Policy can be structured to qualify as life insurance under either of two (2) tests outlined in the Internal Revenue Code ("Code") - the guideline premium test or the cash value accumulation test. The test you choose can have an impact on the amount of premium that can be applied to the Policy and can have an impact on values under your Policy, including the death benefit. Your financial professional can assist you in electing the test that is best for your particular situation and goals.

|X| Depending on the timing and amount of your premium payments, the Policy may be treated as a modified endowment contract (or MEC). We evaluate your policy according to the "7-pay test" under the Code, which compares the amount of premiums paid to the amount of insurance purchased. If your policy "passes" the 7-pay test, it will not be treated as a MEC. As a non-MEC, partial withdrawals or loans you take from the policy will receive favorable tax treatment. If your policy does not pass the 7-pay test at any time, it will be treated as a MEC and will not be entitled to some of the beneficial tax treatment given to a non-MEC policy.

The variable life insurance policy described in this Prospectus is not a deposit of or guaranteed by, any bank or bank subsidiary, and is not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. The Policy is subject to investment risks, including the possible loss of the principal amount invested.

--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PLEASE READ THIS PROSPECTUS AND THE CURRENT PROSPECTUSES FOR THE UNDERLYING FUNDS. KEEP IT FOR FUTURE REFERENCE.
--------------------------------------------------------------------------------
CHAMPIIA-PROS  (5/2000) CALL 1-800-752-6342 FOR FURTHER  INFORMATION
Prospectus Dated: May 1, 2000

|X| The Policy has a limited amount of liquidity during the first ten (10) years. During that period, you can only make withdrawals under certain medically-related circumstances or from premium amounts made in excess of certain limits. However, you can access a portion of the policy's value through policy loans using a portion of its value as collateral. Assuming that the policy is not treated as a MEC, policy loans receive favorable tax treatment. Loans can have an impact on benefits that can be positive or negative.

                                      This page is intentionally left blank.

                                TABLE OF CONTENTS

Definitions........................................................................................................................6
Summary of Costs...................................................................................................................9
Description of the Offering.......................................................................................................10
   Purchasers.....................................................................................................................12
   The Insurance Company..........................................................................................................35
   Benefits at the Insured's Death................................................................................................12
   Account Value and Cash Value...................................................................................................15
   Cash Value Credits.............................................................................................................16
   Costs..........................................................................................................................16
   Buying a Policy................................................................................................................20
   Variable Investment Options....................................................................................................22
   Additional Premiums............................................................................................................30
   Keeping the Policy In Force....................................................................................................30
   Transfers and Allocation Services..............................................................................................31
   Loans..........................................................................................................................31
   Partial Withdrawals............................................................................................................33
   Surrenders.....................................................................................................................33
   Accelerated Death Benefit......................................................................................................33
   Medically-Related Waiver.......................................................................................................34
   Risks..........................................................................................................................34
   Other Rights...................................................................................................................35
   The Separate Account...........................................................................................................35
   Taxes..........................................................................................................................36
   Available Information..........................................................................................................36
Miscellaneous Provisions and Additional Details...................................................................................37
   Providing Services to You......................................................................................................37
   Designations...................................................................................................................37
   Net Investment Factor..........................................................................................................37
   Allocation Programs............................................................................................................38
   Limitations on Transfers.......................................................................................................38
   Death During the Grace Period..................................................................................................38
   Reinstatement..................................................................................................................38
   Maturity.......................................................................................................................38
   Pricing Transactions...........................................................................................................39
   Delaying Transactions..........................................................................................................39
   Voting.........................................................................................................................39
   Transfers, Assignments, Pledges................................................................................................40
   Reports........................................................................................................................40
   Incontestability...............................................................................................................40
   Suicide........................................................................................................................41
   Misstatement...................................................................................................................41
   Backdating.....................................................................................................................41
   Policy Loans on Exchanges......................................................................................................41
   Resolving Material Conflicts...................................................................................................41
   Modification of the Separate Account...........................................................................................42
   Entire Contract................................................................................................................42
   Additional Tax Considerations..................................................................................................42
   Safekeeping of the Assets......................................................................................................44
   Regulation.....................................................................................................................44
   Legal Matters..................................................................................................................44
   Legal Proceedings..............................................................................................................44
   Experts........................................................................................................................45
   Distribution of this Offering..................................................................................................45
   Illustrations..................................................................................................................46
   Executive Officers and Directors...............................................................................................47
FINANCIAL STATEMENTS OF AMERICAN SKANDIA LIFE ASSURANCE CORPORATION................................................................1
Financial Statements for Separate Account F........................................................................................1
Appendix A Hypothetical Illustrations of Death Benefits, Account Values and Cash Values............................................1
Appendix B Multiple Factors for Determination of Minimum Required Death Benefits...................................................4
Appendix C Guaranteed Maximum Monthly Cost of Insurance Charges....................................................................8
Appendix D Current Monthly Cost of Insurance Rates................................................................................10
Appendix E Description of the Calculation of Current Monthly Cost of Insurance Charges............................................12
Appendix F Maximum Annual Assessable Premiums per $1,000 of Specified Amount......................................................13
Appendix G Hypothetical Illustration of Accelerated Death Benefit.................................................................15

                                   DEFINITIONS

The following are key terms used in this Prospectus. Other terms are defined in this Prospectus as they appear.

ACCOUNT VALUE is the value of your allocation to each Sub-account and any Fixed Allocation, plus any earnings and less any losses, distributions and charges thereon, plus the value of any amounts in the Loan Account, plus any earnings and less any distributions and charges thereon, all before assessment of any contingent deferred sales charge or Debt. Account Value is determined separately for each Sub-account and each Fixed Allocation, as well as for any amounts in the Loan Account, and then totaled to determine the Account Value of your entire Policy.

AGE is the age of an Insured for purposes of this Policy. Initially, and for the first Policy Year, it is the age last birthday of an Insured as of the Policy Date. In each following Policy Year, it is the age last birthday of an Insured as of the preceding Policy Anniversary. If there is more than one Insured, it is the age of the younger Insured.

APPLICATION is the form or combination of forms you must submit to apply for a Policy. If there are two Insureds, the Application must be completed for both Insureds.

ASSESSABLE PREMIUM is the portion of Premiums paid against which we assess any applicable contingent deferred sales charge upon a surrender of the Policy.

BENEFICIARY  is a  person  or  entity  you  designate  for us to pay  any  Death
Proceeds. Unless otherwise specified, Beneficiary refers to all persons or entities so designated.

CASH VALUE is the Account Value less any contingent deferred sales charge, less any unpaid charges and Debt.

CASH VALUE CREDITS are amounts we credit to your Account Value. We credit these amounts if your total Cash Value on a Policy Anniversary equals or exceeds a trigger or your Premium (net of withdrawals) exceeds a cumulative amount after seven Policy Years.

CODE is the Internal Revenue Code of 1986, as amended from time to time, and the regulations thereunder.

DEATH BENEFIT is the amount payable as a result of an Insured's death before any reduction due to Debt and any unpaid charges due and before addition of any interest due pursuant to law. If there is a second Insured, the Death Benefit is payable upon the death of the last surviving Insured.

DEATH PROCEEDS equals the Death Benefit less any reduction due to Debt and any unpaid charges due and after addition of any interest due pursuant to law.

DEBT is the total of any outstanding loan and loan interest.

EXCHANGE POLICY is a Policy purchased as part of an exchange of life insurance policies that does not incur any current taxation pursuant to Section 1035 of the Code or any successor provision, and into which the surrender value of one or more prior policies is contributed to the Policy in conjunction with such exchange.

EXEMPT PREMIUM is the portion of Premiums paid against which we do not assess any contingent deferred sales charge upon surrender or withdrawal and the amount of any loans we establish in conjunction with your purchase of an Exchange Policy.

FIXED ALLOCATION is an allocation of Account Value to our general account that is credited a fixed rate of interest.

GUARANTEED MINIMUM DEATH BENEFIT is the minimum amount we guarantee is payable as a result of the Insured's death, before we assess any unpaid charges due and any reduction for Debt. However, this benefit does not apply once the Insured reaches Age 100, or if there are two Insureds, when the younger Insured reaches Age 100 or would have reached that Age if the younger Insured dies before the older Insured.

IN WRITING is in a written form, in a manner we accept, that is satisfactory to us and filed at our Office. We retain the right to specifically agree in advance to accept communication regarding a specific matter by telephone or by some other form of electronic transmission, in a manner we prescribe.

INSURED is the person(s) upon whose life coverage is issued and as a result of whose death the Death Proceeds are payable. If there is more than one Insured, Insured means the last surviving Insured, unless otherwise stated.

ISSUE DATE is the date we issue your Policy.

LOAN ACCOUNT is where we maintain Account Value as collateral for a loan to you from us.

MAXIMUM ANNUAL ASSESSABLE PREMIUM is the maximum amount of Premium against which we will assess any contingent deferred sales charge upon surrender of the Policy. We do not assess any contingent deferred sales charge upon surrender against any portion of the Premium you pay that exceeds the maximum amount for that Policy Year.

MEC is a modified endowment contract as defined in Section 7702A of the Code or any successor provision thereto. Whether a Policy is a "MEC" or a "non-MEC" depends on whether the Policy satisfies the "7-pay test", a test outlined in the Code that compares the amount of premiums paid to the amount of insurance purchased.

MEC THRESHOLD AMOUNT is the annual level amount of Premium which, if exceeded, would cause the Policy to become a MEC.

MINIMUM REQUIRED DEATH BENEFIT is the minimum amount due as a result of the Insured's death pursuant to the applicable test we apply in accordance with the Code, prior to any reduction for Debt.

MONTHLY PROCESSING DAY/DATE is the Valuation Day each month when we deduct charges from the Account Value. The first Monthly Processing Date is the Policy Date. After that, the Monthly Processing Dates generally occur on the same day of the month as the Policy Date. If the Monthly Processing Date occurs on a day that is not a Valuation Day, the Monthly Processing Date that month will be the next Valuation Day.

NET AMOUNT AT RISK is the difference between the Death Benefit and the Account Value. We use a formula when calculating the Net Amount at Risk as part of determining the monthly cost of insurance charge.

NET PREMIUM is a Premium less the deduction for premium taxes, "DAC" taxes and any amount deductible from Premium for an optional additional benefit should you elect such benefits.

OFFICE  is  our   administrative   office:   American   Skandia  Life  Assurance
Corporation, P.O. Box 290698, Wethersfield,
Connecticut 06129-0698.

OWNER is either an entity or person who may exercise the ownership rights provided by a Policy. If we issue a certificate representing interests in a group life insurance policy, the rights, benefits, and requirements of and the events relating to an Owner, as described in this Prospectus, will be your rights as participant in such group policy. Unless later changed, Owner refers to all persons or entities designated as such in your Policy.

POLICY is the insurance contract or certificate we issue as evidence of our commitment to pay the Death Proceeds upon the death of the Insured.

POLICY ANNIVERSARY is the anniversary of the Policy Date.

POLICY DATE is the effective date of your Policy.

POLICY MONTH is the period from one Monthly Processing Day to the next.

POLICY YEARS are continuous 12-month periods that begin on the Policy Date and each Policy Anniversary thereafter.

PORTFOLIO is a portfolio of an underlying mutual fund.

PREMIUM is each consideration you give to us for the rights, privileges and benefits provided by a Policy according to its terms. This includes Premium paid as of the Policy Date, as shown in the Policy, and any additional consideration we choose to accept.

SEPARATE ACCOUNT is our separate account to which we allocate assets in relation to our obligations for benefits based on the variable investment options. American Skandia Life Assurance Corporation Separate Account F (also referred to as Separate Account F) is the separate account utilized for the Policy.

SPECIFIED AMOUNT is a measure we use in determining the Death Benefit.

SUB-ACCOUNT is a division of the Separate Account.

UNIT is a measure used to calculate Account Value in a Sub-account.

UNIT PRICE is used for calculating: (a) the number of Units allocated to a Sub-account; and (b) the value of transactions into or out of a Sub-account or benefits based on Account Value in a Sub-account. Each Sub-account has its own Unit Price, which will vary each Valuation Period to reflect the investment experience of that Sub-account.

VALUATION DAY/DATE is every day the New York Stock Exchange is open for trading or any other day that the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

VALUATION PERIOD is the period of time between the close of business of the New York Stock Exchange on successive Valuation Days.

"we," "us," "our," "American Skandia," or "the Company" means American Skandia Life Assurance Corporation.

"you" or "your" means the Owner.

                                SUMMARY OF COSTS

The following is a summary of the cost of the Policies being offered, or, in the case of costs that vary from Policy to Policy, a short description of how such costs are determined. All of these costs are described in more detail within this Prospectus.

----------------------------------- -------------------------------------------------------------------- ---------------------------
               COST                                          AMOUNT DEDUCTED/                                    WHEN DEDUCTED
                                    -------------------------------------------------------------------
                                                            DESCRIPTION OF COST

----------------------------------- -------------------------------------------------------------------- ---------------------------
----------------------------------- -------------------------------------------------------------------- ---------------------------
Premium Tax                                        Generally from 0% to 3.5% of Premium                    From each Premium payment
----------------------------------- -------------------------------------------------------------------- ---------------------------
----------------------------------- -------------------------------------------------------------------- ---------------------------
"DAC" Tax                                                    1.15% of Premium                              From each Premium payment
----------------------------------- -------------------------------------------------------------------- ---------------------------
----------------------------------- --------------------------------- ---------------------------------- ---------------------------
Mortality & Expense Risk Charge     Policy Years 1 through 15 0.90%           Policy Years 16+                       Daily
                                    -------------------------                 ----------------
                                     per year of the value of each      0.25% per year of the value of
                                              Sub-account                     each Sub-account
----------------------------------- --------------------------------- ---------------------------------- ---------------------------
----------------------------------- -------------------------------------------------------------------- ---------------------------
Administration Charge                         0.25% per year of the value of each Sub-account                        Daily
----------------------------------- -------------------------------------------------------------------- ---------------------------
----------------------------------- -------------------------------------------------------------------- ---------------------------
Cost of Insurance                                                                                                    Monthly


                                    Charge  varies  depending  on  a  number  of                         (Pro-rata from the variable
                                    factors,  including,  Age at  issue,  gender                         and fixed investment
                                    (where  permitted),  tobacco usage class and                         options in which you
                                    risk  class of each  Insured.  The charge is                         maintain Account Value)
(See Appendex C for information     assessed  as an  amount  per  $1,000  of Net
on guaranteed cost of insurance     Amount at Risk plus a $12 monthly  fee.  The
rates and Appendix D for            rate  per  $1,000  of  Net  Amount  at  Risk
information on current cost of      generally   increases   as  the   Insured(s)
insurance rates.)                   age(s).  Current Cost of Insurance rates can
                                    be changed during the life of a Policy,  but
                                    are subject to guaranteed maximum charges.
----------------------------------- -------------------------------------------------------------------- ---------------------------
----------------------------------- -------------------------------------------------------------------- ---------------------------
Sales Charge                                        0.40% per year of the Account Value                  Monthly for the 1st 10
                                                                                                                Policy  Years

----------------------------------- -------------------------------------------------------------------- ---------------------------
----------------------------------- -------------------------------------------------------------------- ---------------------------
                                                          Issue Age less than 65                                 Upon Surrender
                                                          ----------------------
                                    Yr. 1 - 30%, Yr. 2 - 20%, Yr. 3 - 16%, Yr. 4 - 12%, Yr. 5 - 8%,
Contingent Deferred Sales Charge    Yr. 6 - 4%, Yr. 7 - 2%, Yr. 8 and after - 0%                          (Policy Years 1 through 7)
                                                          Issue Age 65 or greater

                                    Yr. 1 - 30%, Yr. 2 - 18%, Yr. 3 - 10%, Yr. 4 - 8%, Yr. 5 - 6%,
                                    Yr. 6 - 4%, Yr. 7 - 2%, Yr. 8 and after - 0%
-----------------------------------
-----------------------------------
                                    Contingent   Deferred  Sales  Charges  are  only  assessed  against
                                    Assessable   Premium.   No  Contingent  Deferred  Sales  Charge  is
                                    assessed against Exempt Premium.

----------------------------------- -------------------------------------------------------------------- ---------------------------
----------------------------------- -------------------------------------------------------------------- ---------------------------
Transfer Fee                                                      $10.00                                  After the 12th transfer
                                                                                                               each Policy Year

----------------------------------- -------------------------------------------------------------------- ---------------------------
----------------------------------- -------------------------------------------------------------------- ---------------------------
Partial Withdrawal Transaction Fee                                $25.00                                    Upon Partial Withdrawal
----------------------------------- -------------------------------------------------------------------- ---------------------------
----------------------------------- -------------------------------------------------------------------- ---------------------------
Underlying Portfolio Expenses       Each  Portfolio has  different  fees and charges as provided in the              Daily
                                    "Variable  Investment  Options" section of this  Prospectus.  Total
                                    Portfolio  expenses  range  from  x.xx%  to  x.xx%.  More  detailed
                                    information   about   fees  and   charges   can  be  found  in  the
                                    prospectuses for the Portfolios.
----------------------------------- -------------------------------------------------------------------- ---------------------------

--------------------------------------------------------------------------------
                            Portfolio Annual Expenses
          (as a percentage of the average net assets of the Portfolios)
--------------------------------------------------------------------------------

Below are the investment management fees, other expenses, and the total annual expenses for each Portfolio as of December 31, 1999. The total annual expenses are the sum of the investment management fee and other expenses. Each figure is stated as a percentage of the Portfolio's average daily net assets. For certain of the Portfolios, a portion of the management fee is being waived and/or other expenses are being partially reimbursed. "N/A" indicates that no portion of the management fee and/or other expenses is being waived and/or reimbursed. Any footnotes about expenses appear after the list of all the Portfolios. Those Portfolios whose name includes the prefix "AST" are portfolios of American Skandia Trust. The Portfolio information was provided by the Portfolios and has not been independently verified by us. See the prospectuses or statements of additional information of the Portfolios for further details.

------------------------------------------------------------------------------------------------------------------------------------
                                           Underlying Mutual Fund Portfolio Annual Expenses
                               (as a percentage of the average net assets of the underlying Portfolios)
------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------- ---------------- ------------- --------------- -------------- -------------- ----------
                                               Management      Other        Estimated       Total Annual        Fee        Net
                                                  Fees          Expenses    Distribution    Portfolio      Waivers and     Annual
           UNDERLYING PORTFOLIO                                             and Service     Operating        Expense       Fund
                                                                            (12b-1)         Expenses       Reimburse-ment  Operating
                                                                            Fees (1)                           (2)         Expenses

-------------------------------------------- ---------------- ------------- --------------- -------------- -------------- ----------
-------------------------------------------- ---------------- ------------- --------------- -------------- -------------- ----------
AST  Founders  Passport
AST T. Rowe Price International Equity
AST AIM International Equity
AST American Century International Growth
AST MFS Global Equity
AST Kemper Small-Cap Growth
AST Lord Abbett Small Cap Value
AST T. Rowe Price Small Company Value
AST Neuberger Berman Mid-Cap Growth(3)
AST Neuberger Berman Mid-Cap Value(4)
AST Alger All-Cap Growth(5)
AST T. Rowe Price Natural Resources
AST Oppenheimer Large-Cap Growth(6)
AST Marsico Capital Growth
AST JanCap Growth
AST MFS Growth
AST Bankers Trust Managed Index 500
AST Cohen & Steers Realty
AST American Century Income & Growth
AST Lord Abbett Growth and Income
AST MFS Growth with Income
AST INVESCO Equity Income
AST AIM Balanced
AST American Century Strategic Balanced
AST T. Rowe Price Asset Allocation
AST T. Rowe Price International Bond
AST Federated High Yield
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity Bond
AST Money Market


Montgomery Variable Series - Emerging
Markets portfolio

INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF Telecommunications
INVESCO VIF Dynamics

Evergreen VA Global Leaders
Evergreen VA Special Equity

-------------------------------------------- ---------------- ------------- --------------- -------------- -------------- ----------

1 American Skandia Trust (the "Trust") adopted a Distribution Plan (the "Distribution Plan") under Rule 12b-1 of the Investment Company Act of 1940 to permit an affiliate of the Trust's Investment Manager to receive brokerage commissions in connection with purchases and sales of securities held by Portfolios of the Trust, and to use these commissions to promote the sale of shares of such Portfolios. The Portfolios would pay the same or comparable commission amounts irrespective of the Distribution Plan;
     accordingly, total returns for the Portfolios are not expected to be adversely affected. The Distribution Fee estimates are derived from data regarding each Portfolio's brokerage transactions, and the proportions of such transactions directed to selling dealers, for the period ended
     December 31, 1999. However, it is not possible to determine with accuracy actual amounts that will be received under the Distribution Plan. Such amounts will vary based upon the level of a Portfolio's brokerage activity, the proportion of such activity directed under the Distribution Plan, and other factors.

2 The Investment Manager of American Skandia Trust has agreed to reimburse and/or waive fees for certain Portfolios until at least October 17, 2000. The caption "Total Annual Fund Operating Expenses" reflects the Portfolio's fees and expenses before such waivers and reimbursements, while the caption "Net Annual Fund Operating Expenses" reflects the effect of such waivers and reimbursements.

3 Prior to May 1, 1998, the Investment Manager had engaged Berger Associates, Inc. as Sub-advisor for the Portfolio (formerly, the Berger Capital Growth portfolio), for a total Investment Management fee payable at the annual rate of 0.75% of the average daily nets assets of the Portfolio. As of May 1, 1998, the Investment Manager engaged Neuberger Berman Management Incorporated as Sub-advisor for the Portfolio, for a total Investment Management fee payable at the annual rate of 0.90% of the average daily net assets of the Portfolio. The Management Fee in the above chart reflects the current Investment Management fee payable to the Investment Manager.

4 Prior to May 1, 1998, the Investment Manager had engaged Federated Investment Counseling as Sub-advisor for the Portfolio (formerly, the Federated Utility Income portfolio), for a total Investment Management fee payable at the annual rate of 0.75% of the first $50 million of the average daily net assets of the Portfolio, plus .60% of the Portfolio's average daily net assets in excess of $50 million. As of May 1, 1998, the Investment Manager engaged Neuberger Berman Management Incorporated as
     Sub-advisor for the Portfolio, for a total Investment Management fee payable at the annual rate of 0.90% of the average daily net assets of the Portfolio. The Management Fee in the above chart reflects the current Investment Management fee payable to the Investment Manager.

5 This Portfolio commenced operations as of December 30, 1999. "Other expenses" shown are based on estimated amounts for the fiscal year ending December 31, 2000.

6 Prior to December 31, 1998, the Investment Manager had engaged Robertson, Stephens & Company Investment Management, L.P. as Sub-advisor for the Portfolio (formerly the Robertson Stephens Value + Growth portfolio), and the total Investment Management fee was at the annual rate of 1.00% of the average daily net assets of the Portfolio. As of December 31, 1998, the Investment Manager engaged OppenheimerFunds, Inc. as Sub-advisor for the Portfolio, and the Investment Management fee is payable at the annual rate of 0.90% of the first $1 billion of the average daily net assets of the Portfolio, plus .85% of the Portfolio's average daily net assets in excess of $1 billion. The Management Fee in the above chart reflects the current Investment Management fee payable to the Investment Manager.

                           DESCRIPTION OF THE OFFERING

This Policy is described using a "question and answer" format that assumes you, the prospective purchaser, are asking the questions. The paragraphs are numbered for your convenience.

                                   PURCHASERS

[1] Who should buy this Policy? Life insurance can be bought to meet a number of needs of individuals or entities, such as corporations or trusts. Different types of life insurance are designed to address certain needs more than others. This Policy may be appropriate for a number of persons or entities, but it may be especially useful for persons addressing a range of estate planning needs who also may need access to some or all of the Cash Value to meet supplemental retirement income needs or for emergency expenses. For estate tax purposes, purchasers may want to consider placing this type of coverage in a trust or transferring ownership of the Policy in an effort to remove the asset from their estate, particularly if, at any point, the purchaser believes the Cash Value may not be needed as a resource for other purposes. This Policy may also be useful for persons seeking to make a sizable donation to a charity or eligible non-profit organization, where the charity is named both Owner and Beneficiary of the Policy, and the donor is named as the Insured. You should carefully evaluate with your financial representative whether this Policy is right for your specific needs in light of your entire situation and your personal and financial goals. In particular, you should evaluate the advantages and disadvantages of replacing any existing life insurance or annuity coverage with this Policy. If you are seeking specific tax consequences, you should consult with a competent tax advisor as to whether and how your goals may best be achieved. These policies may not be an appropriate investment if purchased within a retirement plan qualified under the Code. You should consult a competent tax advisor or financial professional about using these policies in such plans.

--------------------------------------------------------------------------------
American Skandia offers several different types of variable life insurance policies which your financial professional may be authorized to offer to you. Each of these policies can be structured to address a particular life insurance need that you may have. The features, benefits and charges may differ to some degree between each policy we offer. Some of these differences can affect the amount of your death benefit, the degree to which you can access some of the policy's Cash Value through loans and withdrawals and the charges that you will be subject to if you choose to surrender the policy. The compensation that we pay for sales of these policies may also differ.

--------------------------------------------------------------------------------

This Policy is available to purchasers with a Specified Amount of $50,000 or greater. We offer a similar policy to purchasers who have a minimum Specified Amount of $500,000 under a separate prospectus. The minimum initial Premium payment also differs between both policies. The contingent deferred sales charge on this Policy has a shorter duration, than on the other policy, but upon surrender of the Policy during the initial Policy Years, the amount of the charge is higher. The contingent deferred sales charge on the other policy has a longer duration but upon surrender of the Policy during the initial Policy
Years, the amount of the charge is lower. The duration and amount of the contingent deferred sales charge has an impact on the Cash Value of your Policy. To the extent that Policy benefits are based on the Cash Value, in particular the availability of Policy loans, this can be an important factor to consider.

                         BENEFITS AT THE INSURED'S DEATH

[2] What benefits are due as a result of the Insured's death? The benefits due as a result of the Insured's death are the Death Proceeds. If there are joint Insureds, the benefits are due as a result of the death of the last surviving Insured. The Death Proceeds are based on the Death Benefit as of the date we receive all our requirements for paying a death claim and are satisfied that the death claim can be paid. These requirements include, but are not limited to, receipt of a valid death certificate and information we need to make payments to all Beneficiaries.

         We determine the Death Proceeds by first subtracting any Debt and any unpaid charges due from the Death Benefit. We then add any interest amount required by law.

[3] What is the Death Benefit? The Death Benefit is the greatest of the Basic Death Benefit, the Minimum Required Death Benefit and the Guaranteed Minimum Death Benefit, each are described in more detail below. The Death Benefit is determined as of the date we receive due proof of death.

[4] What is the Basic Death Benefit? Do you offer different Death Benefit Options? The Basic Death Benefit depends on which of the four (4) Death Benefit Options you select. The Death Benefit options are Option I (Level), Option II (Variable), Option III (Return of Premium) and Option IV (Return of Premium with Interest), as described in the table below. Your choice of Death Benefit Option will produce a different Basic Death Benefit calculation as of the Policy Date and in the future.

         ------------------------------ --------------------------------------------------------------------------------------------
             Death Benefit Option                                           Basic Death Benefit

         ------------------------------ --------------------------------------------------------------------------------------------
         ------------------------------ --------------------------------------------------------------------------------------------
                  Option I -              Specified Amount

                     LEVEL

         ------------------------------ --------------------------------------------------------------------------------------------
         ------------------------------ --------------------------------------------------------------------------------------------
                  Option II -             Specified Amount plus the Account Value
                   VARIABLE

         ------------------------------ --------------------------------------------------------------------------------------------
         ------------------------------ --------------------------------------------------------------------------------------------
                 Option III -             Specified Amount, plus total Premium paid* less net withdrawals
               RETURN OF PREMIUM
         ------------------------------ --------------------------------------------------------------------------------------------
         ------------------------------ --------------------------------------------------------------------------------------------
                  Option IV -             Specified Amount,  plus total Premiums
               RETURN OF PREMIUM          paid* less net  withdrawals  with each
                 WITH INTEREST             Premium    payment   and    withdrawal
                                          accumulated   at  a  compound   annual
                                          interest  rate  from the date  applied
                                          until  the date of due proof of death.
                                          We offer a range of interest rates for
                                          the Policy owner to choose from.
         ------------------------------ --------------------------------------------------------------------------------------------

         * With respect to Option III and Option IV, we will only consider Premiums paid and any annual interest accumulated on Premium (Option IV only) on or before Age 70. Following Age 70, the Basic Death Benefit for Options III and IV will be fixed. Total Premiums will not include Premiums paid for any optional benefits that we may make available. Special rules also apply for Policies that result from an exchange of an existing life insurance policy.

[5] What is the Specified Amount? The Specified Amount is a measuring device we use in determining the Death Benefit before the Insured's Age
         100. On your Application, you indicate the Specified Amount you want us to issue for your Policy. We may issue that amount, or we may offer to issue a lower Specified Amount if the Insured(s) do(es) not qualify for the amount you seek under our underwriting rules. The minimum Specified Amount is currently $50,000 for a single life Policy and $100,000 for a joint life Policy. The Specified Amount remains level unless you request an increase or decrease and we agree to such a change. Under certain circumstances, a partial withdrawal may also reduce the Specified Amount, as discussed in the section on Partial Withdrawals.

[6] What is the Minimum Required Death Benefit? The Minimum Required Death Benefit is the minimum amount that must be payable at the Insured's death, before reduction for any Debt, for the Policy to be treated as life insurance under the Code. The Minimum Required Death Benefit changes as the Account Value changes. We determine the Minimum Required Death Benefit by multiplying the Account Value by factors that vary by the attained Age, gender (where permitted), tobacco usage class and risk class of each Insured. The factors will also differ depending on the applicable test you elect for your Policy to qualify as life insurance under the Code. When there are joint Insureds, the factors used to determine the Minimum Required Death Benefit are based on an actuarial derivation of the factor applicable for each Insured. The gender and risk class of the Insured does not change, so the only element that changes the factors and effects the Minimum Required Death Benefit after the Policy Date is the aging of the Insured, unless the Insured applies for and we agree to a change in tobacco usage class. The factors we apply to determine the Minimum Required Death Benefit are shown in Appendix B.

[7] What is the Guaranteed Minimum Death Benefit? The Guaranteed Minimum Death Benefit is used to determine the Death Benefit when it is greater than the Basic Death Benefit, based on the Death Benefit Option you chose, and the Minimum Required Death Benefit, according to the applicable test you elect for your Policy to qualify as life insurance under the Code. There is no Guaranteed Minimum Death Benefit beyond Age 100 of the Insured, or if the policy terminates before the Insured's death.

         The Guaranteed Minimum Death Benefit under the following circumstances are:

          |X| On the Policy Date: the Guaranteed Minimum Death Benefit equals the initial Premium.

          |X| After the Policy Date and until the first Policy Anniversary: the Guaranteed Minimum Death Benefit is the total of all Premiums paid, less any partial withdrawals.

          |X|  After the first Policy  Anniversary but before the "target date":
               (the Policy Anniversary when the Insured is Age 75), the Guaranteed Minimum Death Benefit is the higher of the total of all Premiums paid less all partial withdrawals and the highest
               "Anniversary Value," which is the Account Value on any Policy Anniversary less all subsequent partial withdrawals.

          |X| On or after the "target date": the Guaranteed Minimum Death Benefit is the higher of the total of all Premiums paid less all partial withdrawals and the highest Anniversary Value as of the "target date," less all partial withdrawals after the "target date." If there are two Insureds, the Guaranteed Minimum Death Benefit ends based on the Age of the younger Insured, or what would have been the age of the younger Insured if the younger Insured predeceases the older Insured.

          |X| If the Insured is Age 75 or older on the Policy Date: the Guaranteed Minimum Death Benefit is the total of all Premiums paid less all partial withdrawals.

          |X| If the Policy is issued for two (2) Insureds: the "target date" is based on the age of the younger Insured, or what would have been the age of the younger Insured if the younger Insured predeceases the older Insured. This also applies if, as of the Policy Date, the younger Insured is younger than Age 75.

[8] Is there any age limit on the Death Benefit? Yes. On a single life Policy, on or after the Policy Anniversary the Insured attains Age 100, the Death Benefit equals the Account Value. On a joint life Policy, on or after the Policy Anniversary the younger Insured, attains or, if that person is deceased, would have been, Age 100, the Death Benefit equals the Account Value.

[9] Does choosing between Death Benefit Options affect anything other than the Death Benefit? Yes. Choosing a Death Benefit Option affects the Net Amount at Risk which can have an impact on the amount you pay in cost of insurance charges. How these charges work are discussed in more detail below in the section on "Costs." An increase in charges has a negative impact on the growth of your Account Value. A decrease in charges has a positive impact on the growth of your Account Value.

[10] Who chooses which option to use? You choose the option on your Application for a Policy. If you do not elect a Death Benefit Option on your Application we will review the Application to determine if our underwriting requirements are met. However, we will require you to elect Death Benefit Option I, II, III or IV prior to issuing a Policy.

[11] May I change the Death Benefit Option or the Specified Amount? While the Insured is alive, you may request to change the Death Benefit Option or to increase or decrease the Specified Amount to meet changing needs or goals.

         Any change to the Death Benefit Option is subject to our acceptance and our rules, which include, but are not limited to the following:

          |X| Any change must take effect after the first Policy Year. |X| We only permit one such change per Policy Year.
          |X|  We must receive the request In Writing at our Office.

          |X| We may require satisfactory evidence of insurability for any change that prospectively increases the Net Amount at Risk or any change to Death Benefit Option III or IV.

          |X| If evidence of insurability is required, we will not accept the request if the Insured(s) is over our then current maximum age for issuing a Policy.

          |X| We may require you to sign an acknowledgment that you understand the impact or potential impact of the change on the tax treatment of your Policy, particularly if the change results or may result in your Policy becoming a MEC. Changing between Death Benefit Options also may have an impact on whether a Policy is treated as a MEC. Therefore, you should consult with a competent tax advisor before requesting a change.

          |X| If we grant any such request, it will take effect on the Monthly Processing Day occurring on or immediately following the date we agree to such a change.

          |X| On the date the change takes effect, there will be no change in the Death Benefit. That means that, if you change from Option I to Option II, the Specified Amount will be reduced.

         Any change to the Specified Amount is subject to our rules, which include, but are not limited to the eight rules outlined above for changing the Death Benefit Option, plus the following additional rules:

          |X| The amount of any increase or decrease may not be less than $5,000.

          |X| The Specified Amount after any decrease may not be less than the minimum Specified Amount for your Policy.

          |X| No decrease in the Specified Amount is permitted during the first seven Policy Years or during the five calendar years subsequent to any increase in Specified Amount.

[12] What other parts of the Policy are affected if I change the Specified Amount? Increasing the Specified Amount initially results in a higher Death Benefit, unless the increased Specified Amount would then not exceed the Minimum Required Death Benefit or the Guaranteed Minimum Death Benefit. When the Death Benefit is increased in this way, it initially increases the Net Amount at Risk, and therefore, the cost of insurance charge. Decreasing the Specified Amount generally has the opposite effects. Changing the Specified Amount could affect the maximum Premiums you may pay, as well as the Maximum Annual Assessable Premium. Also, if your policy is not deemed to be a MEC, changing the Specified Amount may affect how much Premium you may subsequently pay without the Policy becoming a MEC.

[13] How are Death Proceeds paid and to whom are they paid? We pay the Death Proceeds as a lump sum or in accordance with the terms of whatever settlement options we then make available to Beneficiaries. Generally, Beneficiaries can choose a lump sum or one of the settlement options we make available. However, you may choose the method of payment for your Beneficiaries if you notify us In Writing before the Insured's death how you want the Death Proceeds to be paid.

                          ACCOUNT VALUE AND CASH VALUE

[14] What is the Account Value? The Account Value is the value of a Policy before any deduction for any contingent deferred sales charge and before any reduction for any Debt. It is the total of the Account Value allocated to each Sub-account and any Fixed Allocations plus any Account Value in the Loan Account. You may allocate Account Value to the variable investment options, which are each of the Sub-accounts of the Separate Account, or to Fixed Allocations. Any portion of the Account Value maintained in the Loan Account serves as collateral for outstanding Policy loans.

[15]     How do we determine the Account Value?

         Variable Investment Options: On each Valuation Date, the Account Value in any variable investment option you utilize equals the number of Units you then maintain in that investment option multiplied by that investment option's then current Unit Price. When you allocate all or a portion of the Premium to an investment option or when you transfer
         Account Value into a variable investment option, Units are purchased using the then current Unit Price. When you take all or a portion of a distribution or benefit from a variable investment option or you transfer Account Value from a variable investment option, Units are sold at the then current Unit Price in order to fund that distribution, benefit or transfer.

         Fixed Allocations: We credit a fixed rate of interest to Fixed Allocations. From time to time we declare interest rates applicable to new Fixed Allocations. If you make a Fixed Allocation, we credit the rate then in effect to that Fixed Allocation until the next Policy Anniversary. Once that Policy Anniversary is reached, we credit, for the next Policy Year, the then current rate applicable to new Fixed Allocations. This applies to all your Fixed Allocations then in effect. During each subsequent Policy Year, the rate we credit for that Policy Year is the one then in effect for new Fixed Allocations.

--------------------------------------------------------------------------------
The Policy offered pursuant to this Prospectus includes Fixed Allocations. These Fixed Allocations are not registered as a security with the Securities and Exchange Commission under either the Securities Act of 1933 or the Investment Company Act of 1940. The Fixed Allocations are not subject to these Acts. Information about the Fixed Allocations is included in this Prospectus to help with your understanding of the features of the Policy. The staff of the Securities and Exchange Commission has not reviewed this information. However, the information may be subject to certain generally applicable provisions of the Federal securities laws regarding accuracy and completeness. The assets supporting Fixed Allocations are held in American Skandia's general account.

--------------------------------------------------------------------------------

[16] How does American Skandia determine the interest rate for Fixed Allocations? We determine the interest rate applied to Fixed Allocations based on our assessment of the earnings we expect to achieve when investing to support these obligations, our costs, competition, profit targets and other factors. We have sole discretion to determine the rates. However, the interest rate will never be less than 3.0% per year, compounded yearly.

[17] How does American Skandia determine the Account Value in the Loan Account? We credit interest to Account Value in the Loan Account at a rate determined by whether the loan is a "preferred" loan or a "standard" loan, as described in the section entitled "Loans." As of the date of this Prospectus, we currently credit interest to Account Value in the Loan Account at the rate of 6.0% per year, compounded yearly on "preferred" loans and 5.85% per year compounded yearly on "standard" loans. However, to the extent permitted by law, we retain the right to credit less, but never less than 5.5% per year, compounded yearly. See the section entitled "Loans" for a description of standard and preferred loans.

[18] What is the Cash Value? The Cash Value is the total Account Value less any contingent deferred sales charge, unpaid charges and Debt.

[19] Do I have to maintain a minimum Cash Value? There must always be enough Cash Value so that, on any Monthly Processing Date, the Cash Value is sufficient to pay for the charges then due. If the Cash Value is insufficient to pay for the charges, we send you a notice giving you a 61-day "grace period" to send us a required amount. If the Cash Value at the end of the grace period, after deduction for all previously unpaid charges, is zero or less, the Policy ends without value, unless you are eligible for the guaranteed continuation. This provision is discussed in the section "Keeping the Policy In Force".

                               CASH VALUE CREDITS

[20] What are Cash Value Credits? Cash Value Credits are amounts we credit to your Account Value based on growth in your Policy's Cash Value OR based on the total amount of your Premium payments. We determine if your Policy is eligible for Cash Value Credits on each Policy Anniversary. Once your Policy qualifies to receive Cash Value Credits, we will credit 0.50% of your Policy's Cash Value to your Account Value on each Policy Anniversary thereafter.

[21] How does my Policy qualify for Cash Value Credits? You can qualify for Cash Value Credits based on your Policy's Cash Value or cumulative
         Premiums.   To  qualify  for  Cash  Value  Credits  as  of  any  Policy
         Anniversary:

          |X| the Cash Value of your Policy must equal or exceed 200% (2X) of the Premiums you have paid as of the Policy Anniversary date you qualify; or

          |X| your Policy must have been in force for seven (7) years and the cumulative Premiums (minus any Debt) paid prior to the seventh Policy Anniversary or prior to a later anniversary must equal or exceed the sum of seven (7) Maximum Annual Assessable Premiums.

         NOTE: The Cash Value may be less than the Account Value due to the contingent deferred sales charge and any Debt, and will be affected by the investment performance of the investment options, any partial withdrawals, Debt and whether you pay back any loans or loan interest.

[22] Who pays for the Cash Value Credits, and how are they paid? We pay for any Cash Value Credits out of our general account. We allocate any Cash Value Credits due on the applicable Policy Anniversary to the variable investment options and Fixed Allocations in which you then maintain Account Value. We make the allocations pro-rata based on the Account Value in the variable investment options and any Fixed Allocations on the applicable Policy Anniversary. No allocation is made to the Loan Account. Cash Value Credits cannot be used to repay Debt.

                                      COSTS

[23]     What kinds of charges  are there for this  Policy?  The Policy has five
         (5) different  kinds of charges:  (1) charges we deduct from  Premiums;
         (2) charges we assess daily against assets maintained in the Separate Account, which only apply to the Account Value you allocate to the variable investment options; (3) charges we deduct monthly from the Account Value and which are due in all Policy Years to Age 100; (4) charges we deduct monthly from the Account Value only for the first ten Policy Years; and (5) "contingent" charges, which are those charges that you only pay in certain specified circumstances. There also are fees and expenses charged by the Portfolios.

[24] What charges are deducted from Premiums? We deduct a percentage of each Premium in relation to state and local premium taxes we may incur on that Premium, and an amount in relation to our Federal taxes. In most jurisdictions these rates range for 0% to 3.5% of each Premium. We deduct these charges before we allocate the net amount to the investment options.

[25] What is the charge in relation to the Company's Federal taxes? The Code requires a life insurer to capitalize an imputed acquisition expense, thereby increasing its tax liability over what it would be without this special provision. The tax liability created by this imputed acquisition expense is sometimes referred to as a "deferred acquisition cost" tax or "DAC" tax. To reimburse us for this special insurance company tax at a rate we believe to be reasonable in relation to the liability, we deduct an amount equal to 1.15% of each Premium.

[26] What are the charges assessed against the Separate Account and when are they paid? We assess a mortality and expense risk charge and an administration charge against the assets in the Separate Account. The mortality and expense risk charge is 0.90% per year for Policy Years 1 through 15 and 0.25% for Policy Years 16 and thereafter. The mortality and expense risk we assume is that charges and fees under the Policy will be insufficient to meet our long-term costs and expenses in issuing, administering and paying claims based on our obligations under the Policy. The charge for the administrative expenses connected with operating the Separate Account is 0.25% per year. The 0.25% charge for administrative expenses does not decrease after the 15th Policy Year. We assess these charges each Valuation Period against the daily value of each Sub-account. We reserve the right to assess the Separate Account for any taxes that may be attributed to it. Currently, no such charge for taxes is assessed.

[27] What monthly charge applies in all Policy Years to Age 100? We deduct the cost of insurance charge until the Policy Anniversary on or immediately after the Insured's 100th birthday. For Policies with two Insureds, this is the Policy Anniversary on or after the 100th birthday of the younger Insured, or if that person is deceased, what would have been that Insured's 100th birthday. We take this charge from your Account Value each Monthly Processing Day.

[28] How much is the cost of insurance charge? The monthly cost of insurance charge is determined by multiplying the current monthly cost of insurance rate by the Net Amount at Risk. To that amount we add a cost of insurance fee. The current cost of insurance rates and cost of insurance fee are subject to change; however, the combination will not exceed the product of the guaranteed maximum cost of insurance charge multiplied by the Net Amount at Risk. The cost of insurance charge is not a constant dollar amount.

         Please note that in calculating the Net Amount at Risk, the Death Benefit that would then apply is the highest of the Basic Death Benefit (which depends on the Death Benefit Option you choose), the Minimum Required Death Benefit, or the Guaranteed Minimum Death Benefit. The cost of insurance rates increase as the Insured ages, although the rates may not increase each Policy Year. We reserve the right to vary the rates per thousand of Net Amount at Risk based on either the Net Amount at Risk or on the Specified Amount.

         We reserve the right to adjust current monthly cost of insurance rates by an underwriting factor. As of the date of this Prospectus, we were not making any such adjustments.

         The guaranteed maximum monthly cost of insurance charges for Policies with one Insured are shown in Appendix C. The current monthly cost of insurance rates as of the date of this Prospectus for Policies with one Insured are shown in Appendix D. Corresponding rates for two proposed Insureds are available from us upon request. A detailed explanation of how we calculate the current monthly cost of insurance charges and a sample calculation are provided in Appendix E. The guaranteed maximum monthly cost of insurance charges shown in Appendix C and the current monthly cost of insurance rates shown in Appendix D are for Insureds in the preferred risk class. These amounts will differ for Insureds in a substandard risk class.

[29] What is the guaranteed maximum cost of insurance charge? The guaranteed maximum cost of insurance charge is different at each Age. The guaranteed maximum cost of insurance charge depends on the tobacco usage class and risk class of each Insured. We base the guaranteed maximum cost of insurance charges on the sex distinct 1980 Commissioners Standard Ordinary Ultimate Mortality Smoker/Non-Smoker Table, age last birthday. However, if required by law, unisex charges will apply, and we will use a unisex variation of that table. If we use unisex rates, generally cost of insurance charges will increase for females and will decrease for males. Charges for substandard risk classes are based on a multiple of the table rates.

[30] What monthly charges apply only for a specified number of Policy Years? We deduct a sales charge for a specified number of Policy Years.

[31] How much is the sales charge and when do I pay it? We deduct the sales charge during the first ten (10) Policy Years. It is a percentage of your Account Value and is the equivalent of 0.40% per year. We deduct this charge from your Account Value each Monthly Processing Day.

[32] What are the contingent charges? The contingent charges are: (1) the contingent deferred sales charge; (2) the transfer fee; and (3) the partial withdrawal transaction fee.

[33] How much is the contingent deferred sales charge, and when must I pay it? The contingent deferred sales charge is a percentage of the Assessable Premium paid. It is charged if you surrender the Policy during certain periods, unless the Policy qualifies for a medically-related waiver of these charges, as discussed in the section of this Prospectus entitled "Medically-Related Waiver".

         The percentages that we assess against Assessable Premium upon a surrender are as follows:

         -----------------------------------
               ISSUE AGE LESS THAN 65

         -----------------------------------
         ---------------------- ------------ ------------ ------------ ----------- ------------ ------------ ----------- -----------
         Policy Year                 1            2            3           4            5            6           7           8+
         ---------------------- ------------ ------------ ------------ ----------- ------------ ------------ ----------- -----------
         ---------------------- ------------ ------------ ------------ ----------- ------------ ------------ ----------- -----------
         Percentage (%)             30           20           16           12           8            4           2            0
         ---------------------- ------------ ------------ ------------ ----------- ------------ ------------ ----------- -----------


         -----------------------------------
         ISSUE AGE 65+

         -----------------------------------
         ---------------------- ------------ ------------ ------------ ----------- ------------ ------------ ----------- -----------
         Policy Year                 1            2            3           4            5            6           7           8+
         ---------------------- ------------ ------------ ------------ ----------- ------------ ------------ ----------- -----------
         ---------------------- ------------ ------------ ------------ ----------- ------------ ------------ ----------- -----------
         Percentage (%)             30           18           10           8            6            4           2            0
         ---------------------- ------------ ------------ ------------ ----------- ------------ ------------ ----------- -----------

[34] How do we determine the Assessable Premium? The Assessable Premium equals the total Premiums less the total Exempt Premiums.

[35] What are Exempt Premiums? Exempt Premiums are the portion of Premiums paid in any Policy Year that exceed the Maximum Annual Assessable Premium. We do not charge a contingent deferred sales charge upon surrender or withdrawal of Exempt Premiums.

[36] What is the Maximum Annual Assessable Premium? The Maximum Annual Assessable Premium is an amount per thousand of Specified Amount. The amount is cumulative from year to year. For example, if your Maximum Annual Assessable Premium is $5,000 and you make a Premium payment of $4,000 in Policy Year 1, in Policy Year 2 your Maximum Annual Assessable Premium is $5,000 plus $1,000 from Policy Year 1, or $6,000. The Maximum Annual Assessable Premium depends on the Age, tobacco usage class, risk class and, where permitted, gender of the Insured. The Maximum Annual Assessable Premium is increased if you increase the Specified Amount, and is decreased if you decrease the Specified Amount. We have provided a table in Appendix F of the Maximum Annual Assessable Premium for Policies with one Insured. The amounts shown in Appendix F are applicable for Insureds in the preferred risk class. The Maximum Annual Assessable Premium for Insureds in a substandard risk class may be higher than for Insureds in a preferred risk class.

[37] What would it cost to surrender the Policy? In each hypothetical example we assume that neither the Specified Amount nor the Death Benefit Option is changed after the Policy Date, and that the Insured's Issue Age is 60.

          |X| Assume that the Maximum Annual Assessable Premium is $10,000 and that $10,000 of Premium was paid in each of Policy Years 1 through 5, for a total of $50,000. Assume further that the Policy is being surrendered in Policy Year 6 and that at the time of surrender, the Account Value is $75,000. Given these facts, the Assessable Premium equals the Premiums paid. No amount paid in any Policy Year exceeded the Maximum Annual Assessable Premium. The contingent deferred sales charge for a surrender in Policy Year 6 is 4% of the Assessable Premium (4% of $50,000 or $2,000). The amount payable upon surrender would be $75,000 less $2,000, which equals $73,000.

          |X| Assume that the Policy is an Exchange Policy and that the proceeds of the exchange were $50,000, which was the initial
               Premium. Assume further that the Maximum Annual Assessable Premium is $10,000 and that $5,000 of subsequent Premium was paid in the second Policy Year. Assume further that the Policy is being surrendered in Policy Year 6 and that at the time of surrender, the Account Value is $85,000. Given these facts, the Assessable Premium is less than the Premiums paid. The amount of Premium paid in the first Policy Year over $10,000 is Exempt Premium. Since $50,000 was paid in the first Policy Year, the amount of the Exempt Premium paid in that Policy Year was $50,000 minus $10,000, or $40,000. There was no Exempt Premium in the second Policy Year, since $5,000 is less than the applicable Maximum Annual Assessable Premium for the second Policy Year. The contingent deferred sales charge for a surrender in Policy Year 6 is 4% assessed against $55,000 of Premium less $40,000 of Exempt Premium (4% of $15,000 or $600). The amount payable upon surrender would be $85,000 less $600, which is $84,400.

[38] Are there any situations in which the sales charge and the contingent deferred sales charge do not apply? No sales charge or contingent deferred sales charge is imposed when, as of the Policy Date, the Owner or the Insured of a Policy issued pursuant to this Prospectus is: (a) any parent company, affiliate or subsidiary of ours; (b) an officer, director, employee, retiree, sales representative, or in the case of an affiliated broker-dealer, registered representative of such company;
         (c) a director, officer or trustee of any underlying mutual fund; (d) a director, officer or employee of any investment manager, sub-advisor, transfer agent, custodian, auditing, legal or administrative services provider that is providing investment management, advisory, transfer agency, custodianship, auditing, legal and/or administrative services to an underlying mutual fund or any affiliate of such firm; (e) a director, officer, employee or registered representative of a broker-dealer or insurance agency that has a then current selling agreement with us and/or with American Skandia Marketing, Incorporated;
         (f) a director, officer, employee or authorized representative of any firm providing us or our affiliates with regular legal, actuarial, auditing, underwriting, claims, administrative, computer support, marketing, office or other services; (g) the then current spouse of any such person noted in (b) through (f) above; (h) the parents of such person noted in (b) through (g) above; (i) such person's child(ren) or other legal dependent under the age of 21; and (j) the siblings of any such persons noted in (b) through (h) above.

[39] Do you offer special arrangements for corporate or other purchasers? To the extent permitted by law, for corporate or other group or sponsored arrangements purchasing one or more Policies, we may reduce the amount of the mortality and expense risk charge, sales charge and the contingent deferred sales charge, the period during which such charges apply, or both, where the expenses associated with the sale of, or the underwriting or other administrative costs associated with the Policies are reduced. Sales, underwriting or other administrative expenses may be reduced based on such factors as expected economies resulting from a corporate purchase or a group or sponsored arrangement, the amount of initial and/or expected Premiums or other transactions where sales expenses are likely to be reduced. We may also alter the terms of certain Policy provisions, including the availability of death benefit options and the Cash Value Credit provision for these types of purchasers. We will not discriminate unfairly between purchasers if and when we reduce any of the charges discussed above, make changes to the duration such charges will apply or alter the terms of Policy provisions.

[40] How much is the transfer fee and when must I pay it? We charge $10.00 for every transfer after the 12th in each Policy Year. That includes transfers into a Fixed Allocation and any transfers from a Fixed Allocation unless the transfer occurs on a Policy Anniversary. It does not include transfers made as part of any dollar cost averaging program we offer. For this purpose, all transfers occurring during the same Valuation Period are considered one transfer. We assess the transfer fee at the time of any transfer which is subject to the fee.

[41] How much is the partial withdrawal transaction fee, and when must I pay it? We charge $25.00 as a transaction fee for each partial withdrawal unless the partial withdrawal qualifies as a medically-related withdrawal. This amount is deducted separately from your Account Value.

[42] How are charges deducted from Account Value? We deduct charges from your investment options pro-rata based on the Account Value in each investment option. If you maintain Account Value in more than one Fixed Allocation in a Policy Year, any applicable charges will be deducted on a "last-in, first-out" basis, starting with the last Fixed Allocation that was made prior to the Monthly Processing Date the deduction is made. Upon surrender or withdrawal, we assess charges against the investment options pro-rata in the same ratio as Account Value is being withdrawn from such investment options.

[43] What charges do the Portfolios make? We do not assess any charges against the Portfolios. However, each Portfolio charges a total annual fee comprised of an investment management fee and operating expenses. Expenses for the Portfolios are provided in the "Variable Investment Options" section below. More detailed information about fees and charges can be found in the prospectuses for the Portfolios.

                                 BUYING A POLICY

[44] How do I buy a Policy? We have established certain underwriting standards to determine insurability. We require you to submit an Application to provide information that enables us to determine if our standards have been met. We may require additional information, including, but not limited to, some of the proposed Insured's medical records and may also require the proposed Insured to take certain medical tests. We evaluate this information to determine whether we can issue a Policy. When we evaluate whether to issue a Policy, we will also determine whether the proposed Insured is in the tobacco usage class and/or must be placed in a substandard risk class. If the proposed Insured meets our standards and we have received a Premium, we will issue a Policy. When issued, your Policy will indicate if the Insured is in the tobacco usage class and whether the Insured was placed in a substandard risk class in order to issue the Policy. If our standards are not met and we received a Premium, we will return an amount equal to the Premium to you. No interest will be paid.

         Age Restrictions:

                    For Single Life Policies - The Insured may not be older than Age 80 on the Policy Date. There is no minimum age limit.

                    For Joint Life Policies - The Insureds may not be less than Age 18 or older than Age 80 on the Policy Date.

                    Additional age restrictions may apply if you elect Death Benefit Option III or IV.

         Tobacco Usage Class: The Insured's tobacco usage class is a factor used to determine the Specified Amount, the Minimum Required Death Benefit, the Guaranteed Maximum Monthly Cost of Insurance Charge and the Current Monthly Cost of Insurance rates. If the Insured was included in the tobacco usage class on the Policy's Issue Date and subsequently ceases to be a tobacco user after the first Policy Year, the Insured may apply for a change in status.

         Substandard Risk Class: If the Insured is placed in a substandard risk class, the factors used to determine the Minimum Required Death Benefit, the Guaranteed Maximum Monthly Cost of Insurance Charge and the Current Monthly Cost of Insurance rates under the Policy will be different than for an Insured in the preferred risk class. For Insureds in a substandard risk class, the change in these factors will generally result in a higher monthly cost of insurance charge and may result in a lower Death Benefit as compared to an Insured in the preferred risk class. Higher monthly cost of insurance charges will have an impact on the Account Value and Cash Value of your Policy. NOTE: Where allowed by law, Policies issued to Insured(s) in a substandard risk class may not be eligible for certain benefits under the Policy.

         To the extent permitted by law, we reserve the right to apply differing standards of insurability to persons who may be part of a group or who may qualify, for some other reason, as part of a different class. Such classes may include, but are not limited to, persons seeking a Policy who are applying all or a portion of proceeds from an insurance or annuity contract, or proceeds of a redemption from another financial product, such as mutual funds. One of the criteria we may apply in such a situation is that such differing standards of insurability apply only after maintaining funds in such policy, contract, or financial product for a specified period of time.

[45] When do I pay the initial Premium? You may submit Premium with the Application if the Insured meets certain medical underwriting criteria.

         If any portion of any Premium is to be received as part of a replacement of a life insurance policy (whether or not a tax-free exchange), endowment or annuity policy then we must receive all our requirements In Writing for all such replacements as of the same date. This date must be prior to the date we decide to issue a Policy. Replacements are subject to our acceptance.

         If we do not accept Premium with the Application or you choose not to submit a Premium with the Application, we will notify you if and when we have accepted the Application and agreed, subject to submission of the Premium, to issue a Policy. We will let you know at that time the minimum and maximum amounts we accept as the initial Premium. We will not issue a Policy until we receive at least the minimum initial Premium at our Office.

         You may choose to use our funds transfer authorization procedures as part of buying a Policy. If you elect this procedure, you authorize us to redeem funds from one or more financial institutions with which you currently maintain funds and use those funds to pay Premium. You must do so In Writing using a form that authorizes us to obtain such funds only if and when we have determined that the Application meets our standards for issuing a Policy. If you use this procedure, you must provide us with all such authorizations simultaneously.

[46] What is the initial Premium? There is not a fixed amount of initial Premium. Instead, we accept a range of initial Premium between a minimum and a maximum. The minimum and maximum depends on the Specified Amount and the Insured's age, tobacco usage class, risk class and gender, where permitted, as of the Policy Date.

[47] What is the maximum initial Premium I can pay? The maximum initial Premium we accept equals the maximum amount that can be paid without increasing the Death Benefit on the Policy Date. This may depend on the test you elect for your Policy to qualify as life insurance under the Code. However, if you submit any Premium before we have determined whether you meet our requirements for issuing a Policy, we will not accept more than $500,000 without prior Home Office approval.

[48] What is the minimum initial Premium I can pay? The minimum Premium we generally accept as an initial Premium is one-fourth (1/4th) of the Maximum Annual Assessable Premium. We may accept less under certain circumstances, such as when you authorize periodic withdrawals from an account you may have with a bank or other financial institution in amounts designed to cumulatively pay amounts equal to the minimum
         Premium requirements. We may require a larger minimum Premium on Policies issued to Insureds in a substandard risk class.

[49] Will you accept my initial Premium if it causes my Policy to be treated as a MEC? We will not apply the portion of an initial Premium that we believe would require us to treat your Policy as a MEC unless you acknowledge In Writing before the Policy Date that we will treat the Policy as a MEC. If we do not receive such notification, we will return to you the difference between the amount you submitted and the amount we will apply as the initial Premium. However, this will not apply in the case of an Exchange Policy where we receive information we believe requires us to treat the Exchange Policy as a MEC in any case.

[50] Do I have coverage while my Application is being reviewed? We may issue you a temporary insurance agreement during the "underwriting period." The "underwriting period" is the period between the time you first apply for a Policy and the time we either issue the Policy or decide not to issue one. A temporary insurance agreement may be issued if: (a) the Application is completed in full; (b) the Insured answers "no" to certain questions on the Application (these are questions we use as indicators of whether we will issue temporary insurance); (c) no Insured is under age 18; and (d) a Premium is submitted with the Application. If we issue a temporary insurance agreement and the Insured (both Insureds if there are two Insureds) dies during the underwriting period, the temporary insurance benefit will be payable if all the conditions of the temporary insurance agreement are satisfied. If the Insured(s) die(s) during the underwriting period and no temporary insurance agreement was in effect, no benefit is payable.

         We will return any Premium submitted with the Application if we cannot complete underwriting within 60 days from the date the Application is signed. If you notify us promptly, we will continue the underwriting process and notify you if and when you meet our standards for issuing a Policy, at which time you may once again send us a Premium. Temporary insurance lasts no longer than 90 days.

[51] What is the temporary insurance benefit? If the Insured dies while temporary insurance is in effect, we pay the Beneficiary the lesser of the Death Benefit that would be in effect on the Policy Date if a Policy had been issued or $250,000. This $250,000 maximum applies to all temporary insurance then in effect with us. Premium amounts in excess of this benefit are returned to you, without interest or earnings.

[52] What happens if I change my mind about buying a Policy? You have a "free-look" period during which you can change your mind about buying a Policy. The free-look period is never less than 10 days from the date you receive your Policy. It may be longer depending on the applicable state law and the circumstances of your purchase. If you return your Policy to us within the free-look period, we generally will return the greater of (1) the Premiums paid, or (2) your Account Value plus an amount that equals any premium tax and DAC tax deducted and any charges deducted from your Account Value. However, if you have submitted a "return waiver," we will return only your Account Value plus any premium and DAC taxes deducted and any charges deducted from your Account Value. This may be more or less than the Premiums paid.

[53] How and when is my initial Premium invested? We invest your Net Premium, which is the Premium less the charges deducted from each Premium and any charge for optional additional benefits (should you elect such benefits). We invest the initial Net Premium on the Policy Date. You can request that we allocate the initial Net Premium using one or more variable investment options and/or a Fixed Allocation. However, we initially invest the portion of the initial Net Premium that you indicate you want invested in variable investment options in the AST Money Market Sub-account, unless you submit a "return waiver" In Writing before the Policy Date, where permitted by law. This also applies to any additional Premium we receive during the "free-look" period discussed below. A return waiver is an election by you to invest as soon as possible in the variable investment options of your choice. If you submit a "return waiver" and then decide to return your Policy during the "free-look" period, you may receive back less than the Premium. Generally, we transfer the Account Value in the AST Money Market Sub-account to the variable investment options you request as of the Valuation Date which is on or immediately after the 15th day after the date we issue a Policy. However, we will make the transfer as of a later date if your "free-look" period is longer than 10 days to meet state law requirements.

[54] How do I choose how much of this type of life insurance to buy, the test to qualify as life insurance under, which Death Benefit Option to use and how much Premium to pay? The Death Benefit Option, Specified Amount, life insurance test under the Code and the program of Premium payments that is right for your needs depends on your particular circumstances and the reasons you are buying a Policy. You and your financial representative should discuss your needs and financial goals before applying for a Policy.

                           VARIABLE INVESTMENT OPTIONS

[55] What are the investment objectives and policies of the variable investment options? Each variable investment option is a Sub-account of the Separate Account. Each Sub-Account invests exclusively in one Portfolio. You should carefully read the prospectus for any Portfolio in which you are interested. The investment manager for American Skandia Trust is American Skandia Investment Services, Inc. ("ASISI"), a company affiliated with us. However, a sub-advisor, as noted below, is engaged to conduct day-to-day investment decisions. Details about the investment objectives, policies, risks, costs and management of the Portfolios are found in the Portfolio prospectuses. There is no guarantee that any Portfolio will meet its investment objective. The following chart classifies each of the Portfolios based on our assessment of their investment style (as of the date of this Prospectus). The chart also provides a short description of each Portfolio's investment objective (in italics) and a short, summary description of their key policies to assist you in determining which Portfolios may be of interest to you. The name of the advisor or sub-advisor for each Portfolio appears next to the description. Those Portfolios whose name includes the prefix "AST" are Portfolios of American Skandia Trust.


------------------- ---------------------------------------------------------------------------------------- -----------------------
                                                                                                                   PORTFOLIO

      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                  ADVISOR/
       TYPE                                                                                                       SUB-ADVISOR
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
    CAPITAL         AST Money  Market:  seeks to  maximize  current  income  and                              J.P.Morgan Investment
 PRESERVATION       maintain high levels of liquidity. The Portfolio attempts to                                Management Inc.
                    accomplish  its objective by  maintaining a  dollar-weighted average  maturity of not more than 90 days and by  investing in securities  which have  effective  maturities of not more than 397 days.
                    ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST PIMCO Limited  Maturity  Bond:  seeks to maximize  total
  SHORT-TERM        return  consistent with  preservation of capital and prudent                             Pacific Investment
    BOND            investment  management.  The  Portfolio  will  invest  in  a                             Management Company
                    diversified portfolio of fixed-income  securities of varying maturities.  The average portfolio duration of the Portfolio generally will vary within a one- to- three- year time frame based on the Sub-advisor's forecast for interest rates.
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST PIMCO Total Return Bond:  seeks to maximize total return
  LONG-TERM         consistent   with   preservation   of  capital  and  prudent
    BOND            investment  management.  The  Portfolio  will  invest  in  a                              Pacific Investment
                    diversified portfolio of fixed-income  securities of varying                              Management Company
                    maturities.  The average portfolio duration of the Portfolio generally  will vary within a three- to six-year  time frame based on the Sub-advisor's forecast for interest rates.
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST  Federated  High  Yield:  seeks high  current  income by investing  primarily  in a  diversified  portfolio  of fixed
   HIGH YIELD       income securities. The Portfolio will invest at least 65% of
     BOND           its assets in lower-rated  corporate fixed income securities                              Federated Investment
                    ("junk  bonds").  These fixed income  securities may include                                  Counseling
                    preferred stocks, convertible securities, bonds, debentures, notes,  equipment  lease  certificates  and equipment  trust certificates.  A fund that invests  primarily in lower-rated fixed income  securities will be subject to greater risk and share price  fluctuation  than a typical  fixed income fund, and may be subject  to an amount of risk that is  comparable to or greater than many equity funds.
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST T. Rowe Price  International Bond: seeks to provide high
                    current   income  and  capital   growth  by   investing   in
                    high-quality,    non   dollar-denominated   government   and
                    corporate  bonds  outside the United  States.  The Portfolio will  invest  at least 65% of its  assets  in  high-quality,
  INTERNATIONAL     non-U.S.  dollar denominated  government and corporate bonds                                Rowe Price-Fleming
      BOND          outside  the  United  States.   The  Sub-advisor  bases  its                                International, Inc.
                    investment decisions on fundamental market factors, currency trends, and credit quality.  The Portfolio generally invests in countries where the  combination of fixed-income  returns and currency exchange rates appears  attractive,  or, if the
                    currency  trend  is   unfavorable,   where  the  Sub-advisor
                    believes  that the currency  risk can be  minimized  through hedging.  The  Portfolio  may also  invest  up to 20% of its assets in below  investment-grade,  high-risk  bonds  ("junk bonds"), including bonds in default or those with the lowest rating.
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST T. Rowe Price  Asset  Allocation:  seeks a high level of
                    total  return  by  investing   primarily  in  a  diversified
                    portfolio  of  fixed  income  and  equity  securities.   The
      ASSET         Portfolio  normally invests  approximately  60% of its total
   ALLOCATION       assets  in  equity   securities  and  40%  in  fixed  income                                T. Rowe Price
                    securities.   The  Sub-advisor   concentrates  common  stock                                Associates, Inc.
                    investments in larger, more established  companies,  but the
                    Portfolio may include small and medium-sized  companies with good  growth  prospects.  The fixed  income  portion  of the
                    Portfolio   will  be  allocated   among   investment   grade
                    securities, high yield or "junk" bonds, foreign high quality debt securities and cash reserves.
------------------- ---------------------------------------------------------------------------------------- -----------------------


------------------- ---------------------------------------------------------------------------------------- -----------------------
                                                                                                                   PORTFOLIO

      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                  ADVISOR/
       TYPE                                                                                                       SUB-ADVISOR
------------------- ---------------------------------------------------------------------------------------- -----------------------
-------------------
                    AST  American  Century  Strategic  Balanced:  seeks  capital growth  and  current  income.  The  Sub-advisor  intends  to maintain  approximately  60% of the  Portfolio's  assets  in
                    equity securities and the remainder in bonds and other fixed                               American Century
                    income  securities.  Both the  Portfolio's  equity and fixed                                  Investment
                    income  investments  will  fluctuate  in value.  The  equity                                Management, Inc.
                    securities  will fluctuate  depending on the  performance of the companies that issued them,  general market and economic
                    conditions,   and  investor  confidence.  The  fixed  income
                    investments will be affected  primarily by rising or falling interest rates and the credit quality of the issuers.
 BALANCED           ---------------------------------------------------------------------------------------- -----------------------

                    AST  AIM  Balanced:  seeks  to  provide  a  well-diversified portfolio of stocks and bonds that will produce both capital
                    growth and current  income.  The Portfolio  attempts to meet                                   AIM Capital
                    its objective by investing, normally, a minimum of 30% and a                                Management, Inc.
                    maximum of 70% of its total assets in equity  securities and a minimum of 30% and a maximum of 70% of its total assets in
                    non-convertible   debt  securities.   The  Sub-advisor  will
                    primarily  purchase equity  securities for growth of capital and debt securities for income purposes.

------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST Cohen & Steers  Realty:  seeks to maximize  total return through investment in real estate securities.  The Portfolio
                    pursues  its   investment   objective   by   seeking,   with
                    approximately  equal  emphasis,  capital  growth and current                              Cohen & Steers Capital
 REAL ESTATE        income.  Under  normal  circumstances,  the  Portfolio  will                                 Management, Inc.
   (REIT)           invest  substantially  all  of  its  assets  in  the  equity securities  of real estate  companies,  i.e., a company that derives  at least 50% of its  revenues  from the  ownership, construction,  financing,  management or sale of real estate or that has at least 50% of its assets in real estate.  Real estate companies may include real estate  investment  trusts or REITs.
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST INVESCO Equity  Income:  seeks high current income while
                    following  sound   investment   practices.   Capital  growth
                    potential is an additional, but secondary,  consideration in
  EQUITY INCOME     the selection of portfolio  securities.  The Portfolio seeks                                 INVESCO Funds
                    to achieve its  objective by investing  in  securities  that                                  Group, Inc.
                    will provide a relatively  high yield and stable  return and that,  over a period  of  years,  may also  provide  capital appreciation.  The  Portfolio  normally will invest at least
                    65%  of its  assets  in  dividend-paying  common  stocks  of domestic and foreign issuers.
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST Bankers Trust Managed Index 500: seeks to outperform the
                    Standard & Poor's 500 Composite  Stock Price Index (the "S&P
                    500(R)")  through  stock  selection  resulting  in different                               Bankers Trust Company
MANAGED INDEX       weightings  of common  stocks  relative  to the  index.  The
                    Portfolio  will  invest in the  common  stocks of  companies included in the S&P 500(R).  The majority of the issues held by the  Portfolio  will have neutral  weightings  to the S&P
                    500(R),   but   approximately   100   will   be   over-   or
                    under-weighted relative to the index.
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST American  Century Income & Growth:  seeks capital growth with current income as a secondary objective.  The Portfolio invests  primarily in common stocks that offer potential for
                    capital  growth,  and may,  consistent  with its  investment                               American Century
                    objective, invest in stocks that offer potential for current                                  Investment
                    income. The Sub-advisor  utilizes a quantitative  management                                Management, Inc.
                    technique  with a goal of building an equity  portfolio that provides  better  returns  than  the S&P 500  Index  without taking on significant  additional risk and while  attempting to create a dividend yield that will be greater than the S&P
                    500 Index.
                    ---------------------------------------------------------------------------------------- -----------------------
GROWTH & INCOME     ---------------------------------------------------------------------------------------- -----------------------
                    AST Lord Abbett Growth and Income: seeks long-term growth of capital  and  income  while  attempting  to avoid  excessive fluctuations  in market value.  The Portfolio  normally will invest in common  stocks (and  securities  convertible  into
                    common stocks).  The Sub-advisor  will take a value-oriented                                Lord, Abbett & Co.
                    approach, in that it will try to keep the Portfolio's assets invested in securities that are selling at reasonable prices in relation to their  value.  The stocks that the  Portfolio will normally invest in are those of seasoned companies that are  expected  to show  above-average  growth  and  that the
                    Sub-advisor believes are in sound financial condition.
------------------- ---------------------------------------------------------------------------------------- -----------------------


------------------- ---------------------------------------------------------------------------------------- -----------------------
                                                                                                                   PORTFOLIO

      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                  ADVISOR/
       TYPE                                                                                                       SUB-ADVISOR
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    ---------------------------------------------------------------------------------------- -----------------------
                    AST MFS Growth with Income:  seeks reasonable current income and long-term capital growth and income. Under normal market conditions,  the Portfolio invests at least 65% of its total
                    assets in common  stocks  and  related  securities,  such as                                   Massachusetts
  GROWTH & INCOME   preferred  stocks,  convertible  securities  and  depositary                                Financial Services
       (Cont.)      receipts.   The  stocks  in  which  the  Portfolio   invests                                      Company
                    generally will pay dividends. While the Portfolio may invest in companies of any size, the Portfolio generally focuses on
                    companies  with  larger  market   capitalizations  that  the
                    Sub-advisor  believes have sustainable  growth prospects and attractive valuations based on current and expected earnings or cash flow.  The Portfolio may invest up to 20% of its net assets in foreign securities.
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST T. Rowe Price Natural Resources: seeks long-term capital growth primarily through the common stocks of companies that own or develop natural  resources (such as energy  products,
                    precious  metals,  and  forest  products)  and  other  basic                                  T. Rowe Price
 NATURAL RESOURCES  commodities.  The Portfolio  normally invests  primarily (at                                Associates, Inc.
                    least  65% of its  total  assets)  in the  common  stocks of natural  resource  companies  whose  earnings  and  tangible
                    assets  could  benefit  from  accelerating  inflation.   The
                    Portfolio  looks  for  companies  that have the  ability  to expand production, to maintain superior exploration programs and production  facilities,  and the potential to accumulate new resources.
------------------- ---------------------------------------------------------------------------------------- -----------------------
-------------------
                    AST  JanCap  Growth:  seeks  growth of  capital  in a manner consistent with the preservation of capital.  Realization of income is not a significant investment consideration and any income realized on the Portfolio's  investments,  therefore,
                    will  be  incidental  to  the  Portfolio's  objective.   The                                Janus Capital
                    Portfolio  will pursue its objective by investing  primarily                                 Corporation
                    in common stocks of companies that the Sub-advisor  believes are  experiencing  favorable  demand for their  products and services,  and which operate in a favorable  competitive and regulatory  environment.  The Sub-advisor  generally takes a
                    "bottom  up"  approach  to  choosing   investments  for  the
                    Portfolio. In other words, the Sub-advisor seeks to identify individual companies with earnings growth potential that may not be recognized by the market at large.
                    ---------------------------------------------------------------------------------------- -----------------------
                    ---------------------------------------------------------------------------------------- -----------------------
                    AST Marsico  Capital Growth:  seeks capital  growth.  Income realization  is not an  investment  objective and any income
    LARGE CAP       realized on the Portfolio's investments,  therefore, will be
    GROWTH          incidental to the Portfolio's objective.  The Portfolio will
                    pursue its objective by investing primarily in common stocks                                Marsico Capital
                    of  larger,   more  established   companies.   In  selecting                                Management, LLC
                    investments  for  the  Portfolio,  the  Sub-advisor  uses an approach  that combines  "top down"  economic  analysis with
                    "bottom  up"  stock  selection.   The  "top  down"  approach
                    identifies  sectors,  industries  and companies  that should benefit from the trends the  Sub-advisor  has observed.  The
                    Sub-advisor   then  looks  for  individual   companies  with
                    earnings growth  potential that may not be recognized by the market at large. This is called "bottom up" stock selection.
                    ---------------------------------------------------------------------------------------- -----------------------
                    ---------------------------------------------------------------------------------------- -----------------------
                    AST MFS Growth:  seeks  long-term  capital growth and future
                    income.  Under  normal  market  conditions,   the  Portfolio
                    invests  at least 80% of its total  assets in common  stocks
                    and   related   securities,   such  as   preferred   stocks,                                   Massachusetts
                    convertible securities and depositary receipts, of companies                                Financial Services
                    that the  Sub-advisor  believes  offer  better than  average                                      Company
                    prospects for long-term  growth.  The  Sub-advisor  seeks to purchase  securities of companies that it considers well-run and poised for growth. The Portfolio may invest up to 30% of its net assets in foreign securities.
                    ---------------------------------------------------------------------------------------- -----------------------
                    ---------------------------------------------------------------------------------------- -----------------------
                    AST Oppenheimer  Large-Cap Growth: seeks capital growth. The
                    Portfolio  seeks its  investment  objective  by  emphasizing
                    investment   in  common   stocks   issued   by   established
                    large-capitalization "growth companies" that, in the opinion                              OppenheimerFunds, Inc.
                    of the Sub-advisor,  have above average  earnings  prospects but are selling at below normal prices.  At least 65% of the
                    Portfolio's  assets  normally  will be invested in companies that have market  capitalizations  greater  than $3 billion, and the  Portfolio  will  normally  maintain a median market capitalization greater than $5 billion.
------------------- ---------------------------------------------------------------------------------------- -----------------------


------------------- ---------------------------------------------------------------------------------------- -----------------------
                                                                                                                   PORTFOLIO

      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                  ADVISOR/
       TYPE                                                                                                       SUB-ADVISOR
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST Alger All-Cap Growth:  seeks  long-term  capital growth.
                    The Portfolio invests primarily in equity  securities,  such
 ALL-CAP GROWTH     as  common  or  preferred  stocks,  that are  listed on U.S.                                Fred Alger
                    exchanges or in the  over-the-counter  market. The Portfolio                              Management, Inc.
                    may  invest in the equity  securities  of  companies  of all sizes, and may emphasize either larger or smaller  companies at a given time  based on the  Sub-advisor's  assessment  of particular companies and market conditions.
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST Neuberger  Berman Mid-Cap Growth:  seeks capital growth.
                    The  Portfolio  primarily  invests in the  common  stocks of
                    mid-cap  companies,   i.e.,  companies  with  equity  market                                Neuberger Berman
                    capitalizations from $300 million to $10 billion at the time                                 Management
                    of  investment.  The  Portfolio is normally  managed using a                                 Incorporated
                    growth-oriented  investment approach.  The Sub-advisor looks for  fast-growing  companies  that  are in  new  or  rapidly evolving industries.
                    ---------------------------------------------------------------------------------------- -----------------------
                    ---------------------------------------------------------------------------------------- -----------------------
                    AST Neuberger  Berman Mid-Cap Value:  seeks capital  growth.
                    The  Portfolio  primarily  invests in the  common  stocks of
                    mid-cap  companies.  Under  the  Portfolio's  value-oriented                                 Neuberger Berman
                    investment approach,  the Sub-advisor looks for well-managed                                    Management
                    companies  whose stock prices are  undervalued  and that may                                    Incorporated
                    rise in price before other  investors  realize  their worth.
MID-CAP GROWTH      Factors  that  the  Sub-advisor  may use to  identify  these companies  include  strong  fundamentals,  including  a  low price-to-earnings  ratio,  consistent cash flow, and a sound track record through all phases of the market cycle.
                    ---------------------------------------------------------------------------------------- -----------------------
                    ---------------------------------------------------------------------------------------- -----------------------
                    INVESCO  Variable   Investment   Funds  -  Dynamics:   seeks
                    securities  that will  increase in value over the long term.
                    The Portfolio  invests in a variety of securities  which are believed  to  present  opportunities  for  capital  growth -
                    primarily   common  stocks  of  companies   traded  on  U.S.
                    securities  exchanges,  as  well  as  over-the-counter.  The                                INVESCO Funds
                    Portfolio  also may  invest  in  preferred  stocks  and debt                                Group, Inc.
                    instruments that are convertible into common stocks, as well as in  securities  of foreign  companies.  In  general,  the
                    Portfolio  invests in  securities of companies in industries that are  growing  globally  and  usually  avoids  stocks of companies in cyclical,  mature or slow-growing industries or economic sectors. The Portfolio seeks to invest in stocks of leading  companies in attractive  markets or industries,  or emerging  leaders  that  have  developed  a new  competitive advantage.
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST  Kemper  Small-Cap  Growth:   seeks  maximum  growth  of
                    investors'  capital  from a  portfolio  primarily  of growth stocks of smaller companies. At least 65% of the Portfolio's total  assets  normally  will  be  invested  in  the  equity
                    securities of smaller companies, i.e., those having a market                                 Scudder Kemper
                    capitalization  of  $1.5  billion  or  less  at the  time of                                Investments, Inc.
                    investment,  many of which  would be in the early  stages of their life cycle.  The Portfolio seeks  attractive areas for investment  that arise from  factors  such as  technological advances,  new marketing methods, and changes in the economy and  population.  Because  of the  Portfolio's  focus on the stocks  of  smaller  growth  companies,  investment  in  the
                    Portfolio  may involve  substantially  greater  than average share price fluctuation and investment risk.
    SMALL           ---------------------------------------------------------------------------------------- -----------------------
CAPITALIZATION      ---------------------------------------------------------------------------------------- -----------------------
                    AST Lord Abbett  Small Cap Value:  seeks  long-term  capital growth.  The  Portfolio  will  seek  its  objective  through investments primarily in equity securities that are believed
                    to  be  undervalued  in  the   marketplace.   The  Portfolio
                    primarily seeks companies that are small-sized, based on the
                    value of their outstanding stock. Specifically, under normal                                Lord, Abbett & Co.
                    circumstances,  at least 65% of the Portfolio's total assets will be invested in common  stocks  issued by smaller,  less well-known  companies (with market  capitalizations  of less than  $1  billion)  selected  on the  basis  of  fundamental investment analysis.  The small capitalization  companies in which the Portfolio  primarily invests may offer significant appreciation potential. However, smaller companies may carry more risk than larger companies.
------------------- ---------------------------------------------------------------------------------------- -----------------------


------------------- ---------------------------------------------------------------------------------------- -----------------------
                                                                                                                   PORTFOLIO

      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                  ADVISOR/
       TYPE                                                                                                       SUB-ADVISOR
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST T. Rowe  Price  Small  Company  Value:  seeks to provide
                    long-term   capital   growth  by   investing   primarily  in
                    small-capitalization  stocks that appear to be  undervalued.
                    The Portfolio will normally invest at least 65% of its total
                    assets  in stocks  and  equity-related  securities  of small                                T. Rowe Price
                    companies  ($1  billion  or less in market  capitalization).                               Associates, Inc.
                    Reflecting a value approach to investing, the Portfolio will seek the stocks of companies  whose  current stock prices do not appear to adequately  reflect their  underlying value as
                    measured  by  assets,   earnings,   cash  flow  or  business
                    franchises.  Investing in small companies  involves  greater risk  of loss  than  is  customarily  associated  with  more
      SMALL         established companies.
  CAPITALIZATION    ---------------------------------------------------------------------------------------- -----------------------
     (Cont.)        ---------------------------------------------------------------------------------------- -----------------------
                    Evergreen  VA Special  Equity:  seeks  capital  growth.  The
                    Portfolio  strives  to provide a return  greater  than broad stock market  indices such as the Russell  2000(R)  Index by
                    investing  principally in a diversified  portfolio of common                               Meridian Investment
                    stocks of domestic  companies.  The  Portfolio's  investment                                    Company
                    advisor  principally chooses companies which it expects will experience  growth in  earnings  and  price,  and which have small market  capitalizations  (under $1 billion) and medium market capitalizations  (between $1 billion and $5 billion).
                    The Portfolio  may also invest in companies  that have large market capitalizations (over $5 billion).
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST AIM  International  Equity:  seeks capital  growth.  The
                    Portfolio   seeks  to  meet  its   objective  by  investing,
                    normally,  at least 70% of its assets in  marketable  equity
                    securities  of  foreign  companies  that  are  listed  on  a                                  AIM Capital
                    recognized  foreign  securities  exchange  or  traded  in  a                                Management, Inc.
                    foreign over-the-counter market. The Portfolio will normally invest in a diversified  portfolio  that includes  companies from at least four  countries  outside  the  United  States, emphasizing  counties  of  Western  Europe  and the  Pacific
                    Basin.
                    ---------------------------------------------------------------------------------------- -----------------------
                    ---------------------------------------------------------------------------------------- -----------------------
                    AST American  Century  International  Growth:  seeks capital growth.  The Portfolio  will seek to achieve its  investment objective by investing  primarily  in equity  securities  of international  companies that the Sub-advisor  believes will
                    increase in value over time.  Under normal  conditions,  the                                American Century
                    Portfolio  will  invest at least 65% of its assets in equity                                   Investment
                    securities of issuers from at least three countries  outside                                Management, Inc.
                    of  the  United  States.   The  Sub-advisor  uses  a  growth
                    investment  strategy it developed  that looks for  companies with  earnings  and revenue  growth.  The  Sub-advisor  will consider  a number of other  factors  in  making  investment selections,  including the  prospects for relative  economic growth among  countries or regions,  economic and  political
  INTERNATIONAL     conditions,  expected  inflation  rates,  currency  exchange
     EQUITY         fluctuations and tax considerations.
                    ---------------------------------------------------------------------------------------- -----------------------
                    AST Founders  Passport:  seeks capital growth. The Portfolio normally invests  primarily in securities  issued by foreign
                    companies  that  have  market   capitalizations   or  annual
                    revenues  of  $1  billion  or  less.  These  securities  may
                    represent   companies  in  both   established  and  emerging                                Founders Asset
                    economies   throughout  the  world.  At  least  65%  of  the                                Management LLC
                    Portfolio's  total  assets  normally  will  be  invested  in
                    foreign   securities   representing   a  minimum   of  three
                    countries.  Foreign  securities are generally  considered to
                    involve  more  risk  than  those  of  U.S.  companies,   and
                    securities of smaller companies are generally  considered to be riskier than those of larger companies.
                    ---------------------------------------------------------------------------------------- -----------------------
                    AST MFS Global Equity:  seeks capital  growth.  Under normal market conditions, the Portfolio invests at least 65% of its total assets in common stocks and related  securities,  such
                    as preferred  stock,  convertible  securities and depositary                                   Massachusetts
                    receipts,  of U.S. and foreign issuers (including issuers in                                Financial Services
                    developing  countries).  The  Portfolio  generally  seeks to                                      Company
                    purchase  securities  of  companies  with  relatively  large market capitalizations  relative to the market in which they are traded.
------------------- ---------------------------------------------------------------------------------------- -----------------------


------------------- ---------------------------------------------------------------------------------------- -----------------------
                                                                                                                   PORTFOLIO

      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                  ADVISOR/
       TYPE                                                                                                       SUB-ADVISOR
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST T. Rowe Price International  Equity:  seeks total return from  long-term  growth of capital and  income,  principally
                    through   investments  in  common  stocks  of   established,
                    non-U.S.  companies.  Investments  may be  made  solely  for                                Rowe Price-Fleming
                    capital appreciation or solely for income or any combination                                International, Inc.
                    of both  for the  purpose  of  achieving  a  higher  overall return. The Sub-advisor expects to invest  substantially all of the  Portfolio's  assets  (with  a  minimum  of  65%)  in established  foreign companies.  Geographic  diversification will  be  wide,  including  both  developed  and  developing countries,  and  there  will  normally  be  at  least  three
  INTERNATIONAL     different countries represented in the Portfolio.
      EQUITY        ---------------------------------------------------------------------------------------- -----------------------
     (Cont.)        ---------------------------------------------------------------------------------------- -----------------------
                    Evergreen VA Global Leaders: seeks to provide investors with long-term capital growth.  The Portfolio normally invests as least 65% of its assets in a  diversified  portfolio of U.S.
                    and non-U.S.  equity  securities of companies located in the                                Evergreen Asset
                    world's major industrialized  countries.  The Portfolio will                                Management Corp.
                    invest in no less than three  countries,  which may  include the U.S.,  but may invest more than 25% of its total  assets in one country.  The Portfolio  invests only in the best 100 companies,  which are  selected  by the  investment  advisor based on qualitative and quantitative  criteria such as high return on equity, consistent earnings growth and established market presence.
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    Montgomery Variable Series - Emerging Markets: seeks capital appreciation,  which  under  normal  conditions  it seeks by
    EMERGING        investing  at  least  65%  of its  total  assets  in  equity                                Montgomery Asset
     MARKETS        securities  of  companies  in  countries   having   emerging                                Management, L.P.
                    markets. Under normal conditions, investments are maintained in at least six emerging  market  countries at all times and no more than 35% of total  assets  are  invested  in any one emerging market country.
------------------- ---------------------------------------------------------------------------------------- -----------------------


------------------- ---------------------------------------------------------------------------------------- -----------------------
                                                                                                                   PORTFOLIO

      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                  ADVISOR/
       TYPE                                                                                                       SUB-ADVISOR
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------------------------------------------------------------------------------------------------------------------------
Sector funds generally  diversify their investments  across particular  economic sectors.  However,  because  those  investments  are limited to a  comparatively
narrow segment of the economy,  sector funds are generally not as diversified as                                INVESCO Funds
most mutual  funds.  Sector funds tend to be more  volatile  than other types of                                  Group, Inc.
funds.  The value of fund  shares  may go up and down more  rapidly  than  other funds.  Each sector of the economy may also have  different  regulatory or other risk factors that can cause greater fluctuations in the share price. Please read the  prospectus  for the  underlying  sector fund for further  details about the risks of the particular sector of the economy.

------------------------------------------------------------------------------------------------------------------------------------
                    ---------------------------------------------------------------------------------------- -----------------------
                    INVESCO  Variable  Investment  Funds -  Financial  Services:
                    seeks capital  appreciation.  The Portfolio normally invests at least  80% of its  assets  in the  equity  securities  of companies  involved in the financial  services sector.  This
                    sector   includes,   among  others,   banks   (regional  and                                INVESCO Funds
                    money-centers),  insurance  companies  (life,  property  and                                   Group, Inc.
                    casualty,  and multiline),  and investment and miscellaneous
                    industries    (asset   managers,    brokerage   firms,   and
                    government-sponsored agencies). The investment advisor seeks companies  which it  believes  can grow their  revenues  and earnings  regardless  of the  interest  rate  environment  -
                    although  securities prices of financial  services companies generally are interest rate-sensitive.
                    ---------------------------------------------------------------------------------------- -----------------------
                    ---------------------------------------------------------------------------------------- -----------------------
                    INVESCO Variable  Investment Funds - Health Sciences:  seeks capital appreciation.  The Portfolio invests at least 80% of its  assets  in the  equity  securities  of  companies  that
                    develop,  produce or distribute products or services related                                INVESCO Funds
                    to  health  care.  These  industries  include,  but  are not                                   Group, Inc.
                    limited to, medical equipment or supplies,  pharmaceuticals, health care facilities, and applied research and development of new products or services. The investment advisor attempts
                    to   blend    well-established    healthcare    firms   with
                    faster-growing,  more dynamic health care  companies,  which have new  products or are  increasing  their market share of existing products.
                    ---------------------------------------------------------------------------------------- -----------------------
   SECTOR           ---------------------------------------------------------------------------------------- -----------------------
                    INVESCO  Variable  Investment  Funds  -  Technology:   seeks
                    capital  appreciation.  The  Portfolio  normally  invests at least  80%  of  its  assets  in  the  equity  securities  of
                    companies engaged in  technology-related  industries.  These                                INVESCO Funds
                    include, but are not limited to, communications,  computers,                                  Group, Inc.
                    video,   electronics,   oceanography,   office  and  factory
                    automation,  and robotics. A core portion of the Portfolio's holdings are invested in market-leading technology companies which the  investment  advisor  believes  will  maintain  or improve their market share regardless of overall conditions.
                    ---------------------------------------------------------------------------------------- -----------------------
                    ---------------------------------------------------------------------------------------- -----------------------
                    INVESCO  Variable  Investment  Funds  -  Telecommunications:
                    seeks capital  appreciation.  The Portfolio normally invests at least  80% of its  assets  in the  equity  securities  of
                    companies   that  are  primarily   engaged  in  the  design,
                    development,   manufacture,   distribution,   or   sale   of
                    communications  services and  equipment,  and companies that
                    are  involved  in  developing,  constructing,  or  operating                                INVESCO Funds
                    communications infrastructure projects throughout the world,                                  Group, Inc.
                    or in supplying equipment or services to such companies. The telecommunications  sector  includes  companies  that  offer
                    telephone  services,   wireless  communications,   satellite
                    communications,   television  and  movie   programming   and
                    broadcasting.  Normally,  the Portfolio will invest at least
                    65% of its assets in  companies  located  in at least  three
                    different  countries,   although  U.S.  issuers  will  often
                    dominate the holdings.
------------------- ---------------------------------------------------------------------------------------- -----------------------

"Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," "Standard & Poor's 500," and "500" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by American Skandia Investment Services, Incorporated and Bankers Trust. The Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Portfolio.

                               ADDITIONAL PREMIUMS

[56] When may I contribute additional Premiums and how much may I pay? You may send us additional Premiums at any time before the Insured's Age 100 and while the Insured is alive unless the amount you have paid to-date equals the then current maximum we permit. The amount of additional Premiums you may make may be limited by the test you elect for your Policy to qualify as life insurance. The amount you may pay is flexible within the limits discussed below.

[57] When do you allocate additional Premiums? We allocate Net Premium resulting from an additional Premium payment to the investment options as of the Valuation Period we receive that Premium at our Office.

[58] How do you allocate additional Premiums among the investment options? We allocate Net Premiums resulting from additional Premium payments according to your most recent instructions to us. If you are participating in any allocation programs we agree to support, such as any program of periodic rebalancing of your Account Value among various investment options, we will allocate additional Premiums in accordance with such a program unless we receive alternate instructions.

[59] What is the most I may pay in total while I own a Policy? The maximum you may pay changes. At any particular time, it is the amount which, at that time, would not cause the Death Benefit to increase by more than the amount of the Premium. We reserve the right to require new evidence satisfactory to us that the Insured meets our underwriting standards before we agree to accept such Premium. The amount of additional Premiums you may make may be limited by the test you elect for your Policy to qualify as life insurance.

[60] What is the least amount I may pay at any one time? Unless you must make a payment to keep the Policy in force, as discussed below, the minimum amount we accept as an additional Premium depends on whether you have arranged to make periodic withdrawals from a bank or other financial institution ($100), or whether you make additional Premium payments directly ($500).

[61] Will you accept an additional Premium if it causes my Policy to be treated as a MEC? We will not apply the portion of any Premium that we believe would require us to treat your Policy as a MEC if it was not previously a MEC. However, if you provide us with a notice In Writing that you understand that the additional Premium will require us to treat your Policy as a MEC, we will accept the Premium. If you do not give us such notice, we will return the difference between the amount you submitted and any amount we apply as a Premium.

                           KEEPING THE POLICY IN FORCE

[62] What is the least amount I must pay to keep the Policy in force? We cannot know in advance any minimum amount that will be required to keep the Policy from ending without value. This is because: (1) the charges we deduct each month are based on your Account Value, which may increase or decrease due to the performance of the investment options;
         (2) we retain the right to decrease or increase the current cost of insurance rates, subject to the guaranteed maximums in the Policy; and
         (3) you may request and we may agree to a change in the Death Benefit Option and/or the Specified Amount. If, on any Monthly Processing Day, your Cash Value is insufficient to pay the current deductions, a 61-day "grace period" begins. If you enter the grace period, we will send you a notice of how much you have to pay before the end of the grace period to keep the Policy in force. You may also qualify for the guaranteed continuation provision, discussed below.

[63] Can the Policy end because of poor investment performance? The Policy could enter the grace period because of poor investment performance combined with the deduction of the Policy's fees and charges. If that were to occur and, by the end of the grace period, there was not enough Cash Value to deduct the unpaid charges, the Policy would end, unless you qualify for the guaranteed continuation provision.

[64] What is the guaranteed continuation provision? During the first ten Policy Years or until the Insured reaches Age 80, whichever is earlier, you may qualify for a guaranteed continuation provision if the cumulative amount of Premium you have paid, less any withdrawals and any Debt, is not less than a specified minimum for each Policy Month times the number of Policy Months since the Policy Date. We call the specified minimum for each Policy Month the "monthly continuation amount". Your Policy must meet this cumulative Premium test each Policy Month to qualify under this provision. If you qualify for continuation under this provision, we guarantee that your Policy will not enter into a grace period until the earlier of the 10th Policy Anniversary or the Insured's Age 80. However, the Death Benefit in effect during the period that the guaranteed continuation provision applies will be fixed as shown in the Policy. NOTE: Where allowed by law, Policies issued to an Insured(s) in a substandard risk class may not be eligible for the guaranteed continuation provision.

         For example, if the monthly continuation amount is $500 and your Policy was in its 20th Policy Month, the sum of the monthly continuation amounts would be $10,000. Therefore, for purposes of this example, the guaranteed continuation provision would apply in the 20th Policy Month if you had paid at least $10,000 to that point, and would apply in the 21st Policy Month if you had paid at least $10,500 up to the 21st Policy Month, assuming there is no Debt. We adjust the monthly continuation amount going forward after any increase or decrease to the Specified Amount in the first 10 Policy Years.

                        TRANSFERS AND ALLOCATION SERVICES

[65] May I transfer Account Value between investment options? You may transfer Account Value between investment options, but there are limits, as well as potential charges, which are discussed above in the question "How much is the transfer fee, and when must I pay it?" We permit the agent of record to make transfers on your behalf unless you give us other instructions.

[66] Are there any limits on transfers? No transfers are permitted when the Policy is in its "grace period." In order to maintain Account Value in an investment option after transferring a portion of your Account Value out of that investment option, we reserve the right to require that there be at least $500.00 in such investment option after the transfer. If, as a result of the transfer, there would be less than $500.00 in an investment option, we reserve the right to transfer the remaining
         Account Value pro rata to the investment option(s) that you were transferring to. We retain the right to impose a limit of not more than 12 transfers per Policy Year, including transfers involving Fixed Allocations. Unless such a limit is in effect, there is no limit on the number of transfers that only involve variable investment options, or the number of transfers from variable investment options to make Fixed Allocations. However, we do limit each transfer from Fixed Allocations that are to be effective on any day other than a Policy Anniversary to the greater of 25% of the Account Value in your Fixed Allocations or $1,000. If you make such a transfer from your Fixed Allocations, you cannot make another such transfer until either 90 days has passed or the next Policy Anniversary occurs. We also retain the right to refuse or limit transfers, either for one Owner or a group of Owners, if we believe there may be adverse consequences for other Owners.

[67] What are 'allocation services'? Allocation services are programs that automatically transfer Account Value between investment options. We may waive or reduce the minimum amounts required for transfers noted above when your Policy is participating in certain allocation programs, including, but not limited to, static rebalancing programs. However, any limitations on transfers from Fixed Allocations also apply if any allocation services are being utilized.

[68] What allocation services does American Skandia provide? We support dollar cost averaging and static rebalancing. Dollar cost averaging allows you to systematically transfer an amount periodically from one investment option to one or more other investment options. With static rebalancing, you choose allocation percentages for the Sub-accounts into which you allocate Account Value. However, over time the performance of the variable investment options will differ, causing your percentage allocations to shift. Periodically, we will "rebalance" your allocations by transferring the appropriate amount from the "overweighted" Sub-accounts to the "underweighted" Sub-accounts to return your allocations to the percentages you request.

                                      LOANS

[69] When can I take a loan? We offer loans using Account Value as collateral. Where permitted by law, we reserve the right to limit the number of loans in each Policy Year. The Insured must be alive when you take a loan (if there are two Insureds, at least one must be alive when a loan is taken). Subject to our rules, on the Policy Date we will establish a loan equal to the outstanding indebtedness on previous life insurance exchanged for a Policy.

[70] Is this type of loan tax-free? We do not treat loans as a distribution and therefore do not report any taxable income unless we believe your Policy should be treated as a MEC. The actual treatment of the loan will depend on your particular circumstances.

[71] How much is available for a loan? The maximum amount available as a loan is equal to 90% of your current Cash Value. The minimum amount you may borrow is $1,000.

[72] What happens to the Account Value if I take a loan? When you take a loan, we transfer Account Value equal to the amount of the loan into the Loan Account. Account Value in the Loan Account is maintained in our general account. Unless you give us different instructions, we move Account Value from the variable investment options and the Fixed Allocations in the same proportion as your Account Value in the investment options on the Valuation Date we move such Account Value.

         The impact of a loan on your Account Value may be positive or negative. At the time a loan is taken, there is no impact. However, if the interest rate credited to Account Value in the Loan Account is greater than what would be earned in the investment options, the loan will have a positive impact on your Account Value. If the interest rate credited to Account Value in the Loan Account is less than what would be earned in the investment options, the loan will have a negative impact on your Account Value. Because a loan can impact the Account Value, it may also have an impact on the Minimum Required Death Benefit and, possibly, the Death Benefit.

[73] What are "preferred loans" and "standard loans"? We determine what portion of a loan is a "preferred loan" and what portion is a "standard loan" at the time you take the loan. Whether a loan is "preferred" or "standard" depends on the amount of the loan relative to your Policy's Cash Value. Loans of 25% or less of the Policy's Cash Value are treated as "preferred" loans. Loans of greater then 25% of the Policy's Cash Value are treated as "standard" loans. We determine whether your loan should be treated as "preferred" or "standard" at the time it is made based on the cumulative amount of outstanding loans at that time. A loan retains its character as "preferred" or "standard" until it is repaid.

[74] What is the interest rate charged on loans? We charge interest on "preferred" and "standard" loans at the rate of 6.0% per year, compounded yearly, in arrears. Each Policy Anniversary that the loan is not repaid, we add an amount equal to any unpaid interest to your Debt.

[75] Does Account Value in the Loan Account earn interest? We currently credit interest to Account Value in the Loan Account on "preferred" loans at the rate of 6.0% per year, compounded yearly. We currently credit interest to Account Value in the Loan Account on "standard" loans at the rate of 5.85% per year, compounded yearly. However, with respect to "preferred" and "standard" loans, to the extent permitted by law, we retain the right to credit less, but never less than 5.5% per year, compounded yearly.

[76] Once a loan is taken, does American Skandia ever require more 'collateral' in the Loan Account? Yes. The Loan Account acts as collateral for any loans from us. We monitor the Debt and the Account Value in the Loan Account to assure that they are equal to each other. Therefore, on each Policy Anniversary we equalize the Debt and the Account Value in the Loan Account. If the Debt is larger due to outstanding loan interest, we transfer Account Value equal to the difference pro-rata from the investment options and add it to the Loan Account.

         We also match up the Debt and the Loan Account when you repay any portion of the Debt. If the Account Value in the Loan Account then exceeds the Debt, we transfer the excess pro-rata to the investment options which you are utilizing at that time. Any amount then allocated to the fixed option will be treated as a separate Fixed Allocation.

[77] Do I have to repay the loan? What happens at the Insured's death if I have not repaid the loan? You are not required to repay the loan while the Insured is alive. If there is any outstanding Debt when Death Proceeds are due, we subtract the Debt from the Death Benefit as part of the calculation of the Death Proceeds.

[78] What happens if I repay any portion of the loan? The amount of Debt is reduced by the amount of any loan repayment. Loan repayments are used to repay "standard" loans first and "preferred" loans only after all outstanding "standard" loans have been repaid. Loan repayments reduce the amount of principal and loan interest proportionately based on the ratio between principal and loan interest as of the Valuation Date the loan repayment is applied. We allocate any loan repayment to the variable investment and fixed options pro-rata based on the Account Value in each investment option as of the Valuation Period we receive your loan repayment. Any amount then allocated to the fixed option will be treated as a separate Fixed Allocation.

[79] May I borrow from the Policy to make Premium payments? We will not accept instructions to borrow from your Policy and use the loan to make Premium payments.

[80] If I have an outstanding loan and send in money, do you use it to repay the loan or do you consider it a Premium payment? We treat such funds as Premium or loan repayment in accordance with your instructions, to the extent such instructions comply with limitations such as the then applicable maximum Premium for the Policy. If you send us funds and do not specify whether the money is to be used as a Premium or to repay a loan, we treat the money as a Premium payment to the extent such amount does not exceed the maximum Premium then allowed. We will return to you any amount that exceeds the maximum Premium then allowed.

                               PARTIAL WITHDRAWALS

[81] When can I make a partial withdrawal? We allow partial withdrawals while the Insured is alive up to a maximum of 90% of the Cash Value, subject to the following limitations:

     |X| In the first ten Policy Years, we permit a partial withdrawal if such a withdrawal meets the requirements for a medically-related waiver, as described in the section "Medically Related Waiver".

     |X| After the tenth Policy Year, you may take up to the maximum partial withdrawal amount as discussed below.

     |X| At any time, you may withdraw amounts that cumulatively do not exceed the total of any Exempt Premiums less the Exempt Premiums previously withdrawn.

     |X| You may not make a partial withdrawal of less than $1,000 and the Cash Value subsequent to a partial withdrawal must be at least $1,000.

[82] What happens to the Account Value if I take a partial withdrawal? When you take a partial withdrawal, we reduce your Account Value by an amount equal to the amount of the partial withdrawal. Unless you give us different instructions, we take Account Value from the variable investment options and the Fixed Allocations in the same proportion as your Account Value in the investment options on the Valuation Date we take such Account Value. If you have multiple Fixed Allocations, amounts are taken on a "last in, first out" basis. Any Account Value in the Loan Account is not available for a partial withdrawal.

[83] Is there a charge for a partial withdrawal? We charge a $25.00 transaction fee on any partial withdrawal.

[84] Does a partial withdrawal affect the Death Benefit? A partial withdrawal will have an immediate impact on the Death Benefit. A partial withdrawal always reduces the Minimum Required Death Benefit, because the Minimum Required Death Benefit is based on the Account Value. A partial withdrawal also results in a reduction to the Guaranteed Minimum Death Benefit. If you are using Death Benefit Option I, III or IV, the Basic Death Benefit is reduced by the lesser of: (1) the amount of the partial withdrawal, including the amount of the transaction fee; or (2) the extent required such that, immediately after such reduction, the Specified Amount equals the higher of the recalculated Minimum Required Death Benefit and the recalculated Guaranteed Minimum Death Benefit. If you are using Death Benefit Option II, the Specified Amount is not reduced by a partial withdrawal.

         If a partial withdrawal occurs on or after Age 100, it reduces the Death Benefit by the exact amount of the partial withdrawal plus the partial withdrawal transaction fee, because on or after that Age the Death Benefit equals the Account Value.

                                   SURRENDERS

[85] When can I surrender my Policy? You can surrender your Policy after the end of the free-look period as long as the Insured is alive.

[86] What is paid out when a Policy is surrendered? If you surrender the Policy, we will pay you the Cash Value.

                            ACCELERATED DEATH BENEFIT

[87] What is an accelerated death benefit? An accelerated death benefit is pre-payment to the Owner of a portion of the Death Proceeds. The maximum we will pay, before any reductions, is the lesser of 50% of the Death Benefit or $250,000. The actual amount is reduced by a 12-month interest rate discount (currently 6.0%) and a pro-rata portion of any Debt, based on the ratio by which the Death Benefit is reduced as a result of the payment of the accelerated death benefit. We reserve the right to change the interest rate discount percentage.

[88] When will American Skandia make such a payment? We will make such a payment one time, where allowed by law, based on the Owner's request. The Insured may not request such a payment unless the Insured is also the Owner. We only make the payment if we receive all our requirements. Our requirements include, but are not limited to, proof satisfactory to us In Writing that the Insured (the last surviving Insured if there are two Insureds) became terminally ill, as defined in your Policy: (a) at least 30 days after the Issue Date; or (b) as a result of an accident that occurred after the Issue Date. To the extent permitted by law, we will change our procedures in relation to this benefit or the definition of terminally ill or any other applicable term in order to maintain the tax-free status of any amounts paid out under this provision.

[89] What happens to the remaining benefits if American Skandia makes such a payment? If we make such a payment, we first reduce the Policy's benefits and any Debt proportionately. For example, if the Death Benefit before such a payment is $200,000 and we make an accelerated Death Benefit payment of $50,000, we reduce the Death Benefit by the ratio of the payment to the then current Death Benefit, which in this case is by 25%, to $150,000. We also reduce the Maximum Annual
         Assessable Premium. You should consult a tax advisor on the tax consequences of such a payment. Please refer to Appendix G for a hypothetical illustration of the accelerated death benefit provision.

                            MEDICALLY-RELATED WAIVER

[90] What is a medically-related waiver? A medically-related waiver is a waiver of the contingent deferred sales charge that would otherwise apply to a surrender. A medically-related waiver also is the only context in which we permit a partial withdrawal in the first ten Policy Years of amounts other than Exempt Premium. No contingent deferred sales charge or partial withdrawal transaction fee applies to such a partial withdrawal. A medically-related waiver is available by rider to the Policy and is currently at no charge to you.

[91] When would American Skandia waive the contingent deferred sales charge? We will waive the contingent deferred sales charge, where allowed by law, if you provide us with all of our requirements. Our requirements include, but are not limited to, proof satisfactory to us In Writing that the Insured (the last surviving Insured if there is more than one Insured) has continuously been confined to a long term care facility, such as a nursing home or a hospital, as defined in the rider, for at least a specified amount of time, and that such confinement started after the Issue Date.

[92] Are there any restrictions on medically-related waivers? We will only consider providing this benefit on amounts up to $500,000. The $500,000 maximum will apply regardless of when taken, on any life insurance policy or annuity contract issued by American Skandia where the Insured under this Policy is named as the Insured, Owner or Annuitant under the other policy or contract. However, once we have approved a medically-related waiver, should you choose to only take a partial withdrawal, the waiver will apply to any subsequent withdrawals or surrender, subject to the $500,000 cumulative limit. NOTE: Where allowed by law, Policies issued to an Insured(s) in a substandard risk class may not be eligible for a medically-related waiver.

[93] What happens to the remaining benefits if American Skandia makes such a payment in connection with a partial withdrawal? A partial withdrawal during the first ten Policy Years for which we grant a medically-related waiver has the same impact on the remaining benefits that results from any other partial withdrawal. You should consult a tax advisor on the tax consequences of such a payment.

                                      RISKS

[94] What are the risks, and who takes the risks? We bear the risk that, for all the Policies we issue, when considered together, our expenses exceed our charges, including the expense of providing the difference at death between the Account Value and the Death Benefit. We also bear the investment and reinvestment risk in providing interest crediting guarantees to Fixed Allocations and to the Loan Account, as well as for any settlement options that assume a fixed rate of return. We also bear the risk of having to waive monthly charges we would otherwise deduct under the guaranteed continuation provision. You bear the investment risk when allocating Account Value to any variable investment option, since that will affect the amount available for any loans, partial withdrawals or surrender. You bear a liquidity risk because you may not make partial withdrawals except under limited circumstances and in limited amounts during the first ten (10) Policy Years, although amounts are available as loans. Any irrevocable beneficiary bears the risk as to the Death Proceeds, which may be affected by investment performance of the investment options, the age at which the Insured dies (if at such time the amount paid is based on the Minimum Required Death Benefit), any loan or withdrawal activity by the Owner prior to the Insured's death or payment of an accelerated death benefit.

                                  OTHER RIGHTS

[95] Do I have any other rights if I buy a Policy? There are certain other ownership rights you may exercise under a Policy. You may name one or more Beneficiaries. You may make that designation "irrevocable," which means it cannot be changed. If you do not designate the Beneficiary as irrevocable, you retain the right to change the Beneficiary before the Insured dies. However, all Beneficiary designations are subject to our acceptance, to the extent permitted by law. You also may transfer, pledge or assign your Policy, which may trigger a currently taxable event. You should only transfer, pledge or assign your Policy after consulting with a competent tax advisor. You may exercise voting rights in relation to the applicable Portfolios. Some of these rights may be limited depending on the usage of your Policy, especially if we permit it to be held in connection with certain retirement plans designed to be "qualified" plans under the Code.

                              THE INSURANCE COMPANY

[96] Who is American Skandia? American Skandia Life Assurance Corporation is organized as a stock insurance company domiciled in Connecticut. The predecessor company of American Skandia was originally incorporated on May 21, 1969. We are licensed as a life insurer in all 50 states and the District of Columbia. We are a wholly owned subsidiary of American Skandia, Inc. (formerly American Skandia Investment Holding Corporation), whose indirect parent is Skandia Insurance Company Ltd. Skandia Insurance Company Ltd. is part of a group of companies whose predecessor began operations in 1855. Two of our affiliates, American Skandia Marketing, Incorporated, and American Skandia Information Services and Technology Corporation, may provide certain administrative functions for us. We may also engage various independent firms to provide various administrative functions for us. Another affiliate, American Skandia Investment Services, Incorporated, currently acts as the investment manager to American Skandia Trust, one of the underlying mutual funds whose Portfolios are available as variable investment options. We currently engage Skandia Investment Management, Inc., an affiliate whose indirect parent is Skandia Insurance Company Ltd., as investment manager for our general account. We are under no obligation to engage or continue to engage any investment manager.

                              THE SEPARATE ACCOUNT

[97] What supports American Skandia's obligation to me if I buy a Policy? The benefits provided by the Policy are our obligations. The assets supporting our obligations equaling the Account Value allocated to the variable investment options are held in our Separate Account F. We maintain assets in our general account to support our obligations: (1) equal to the Account Value allocated to the fixed option; (2) equal to the Account Value in the Loan Account; (3) for any settlement option; and (4) for any other obligation we may have in relation to a Policy.

         The Separate Account was established under the laws of Connecticut. Assets in the Separate Account may support obligations created in relation to the Policies described in this Prospectus or other policies we offer. We are the legal owner of the assets in the Separate Account. Income, gains and losses, whether or not realized, are credited or charged to the Separate Account according to the terms of the Policies and any other policies supported by the assets in the Separate Account without regard to our other income, gains or losses or to the income, gains or losses in any other of our separate accounts. We will maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities we must maintain in relation to the life insurance policies supported by such assets. These assets may only be charged with liabilities that arise from such life insurance policies.

         Separate Account F is registered with the U.S. Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the investment policies, management or practices of the Separate Account or of us. The Separate Account meets the definition of "separate account" under the federal securities law.

         The only Sub-accounts available to you are those offered in this Prospectus. These Sub-accounts are available as investment options for other policies we offer. Sub-accounts are permitted to invest in Portfolios we consider suitable. The Portfolios in which the Sub-accounts invest are available to Sub-accounts of other separate accounts, including separate accounts we use in relation to a number of variable annuities. Separate accounts of other insurers and of various qualified retirement plans may also invest in the Portfolios.

                                      TAXES

[98] What are the taxes connected to the Policy? Federal and state tax laws, as well as the interpretations of those laws, change. In addition, we do not know your particular circumstances, which is one of a number of reasons we cannot give you tax advice. You should consult a professional tax advisor for tax advice for your particular situation. You should also be sure to read the "Additional Tax Considerations" section appearing later in this Prospectus, which includes, but is not limited to, information regarding estate taxes. What we do provide are some brief summary answers to the following questions about Federal income taxes.

[99] Will my Beneficiary pay taxes on the Death Proceeds? Under most circumstances, the Beneficiary does not pay any income tax on the Death Proceeds.

[100] Is gain in the Policy taxed every year? Generally, any gain in the Policy is not taxed currently. However, the treatment of gain when a MEC is assigned is discussed below.

[101] How are amounts that I receive before the Insured's death taxed? If your Policy is not being treated as a MEC, amounts you receive as a partial withdrawal or if you surrender the Policy are deemed for income tax purposes to come first from your basis in the Policy. That means you may withdraw your basis before you are considered to have withdrawn any gain. Any gain withdrawn is taxed as ordinary income. Under most circumstances, taking a loan does not result in any income tax consequences.

[102] Under what circumstances might the Policy or any amounts taken out be treated differently for income tax purposes? The tax treatment of any life insurance policy and any distribution while the Insured is alive will be different if the policy is deemed: (1) not to qualify as life insurance under the Code; or (2) to be a MEC. The Code defines life insurance in such a way as to limit the amount of money that can be put into a life insurance policy and receive the tax preferences provided for life insurance. We expect to administer the Policies such that the death benefits will always receive the treatment accorded life insurance death benefits under the Code. However, the Code has a second, more restrictive limit as to how much money may be contributed if the taxpayer is to receive all the tax benefits for life insurance policies under the Code, such as tax-free loans and "first-in/first-out" treatment of distributions. If the amount contributed violates this second, more restrictive limit, the Policy will be treated as a MEC and will not receive many of the tax preferences of life insurance policies. This second limit, sometimes known as the "7-pay test", is defined as paying more during the first seven years of a policy than the amount that would be paid if the policy provided for paid up benefits after seven level annual premiums. Any changes to a Policy which is considered, for tax purposes, to be a "material" change, including, but not limited to, a change in the Specified Amount, require us to test the Policy again for compliance with the 7-pay test based on the changes to the Policy.

[103] How is a "MEC" treated differently from other life insurance policies? Some of the key ways in which a MEC is treated differently from other life insurance policies are: (a) amounts you receive as a partial withdrawal, loan, or if you surrender the Policy are deemed for income tax purposes to come first from any gain in the tax year received ("last in/first out" treatment); (b) distributions of gain before the taxpayer's age 59 1/2 are subject to a 10% penalty unless an exception applies; and (c) assignments or pledges as collateral for a loan are deemed a distribution. Gain subsequent to an assignment or pledge may be treated as if it is distributed each year. However, death benefits paid from a MEC are treated the same as from other life insurance policies.

                              AVAILABLE INFORMATION

[104] How can I find out more about this offer? You first should review the rest of this Prospectus for additional information. This Prospectus is part of the registration statement we filed with the Securities and Exchange Commission regarding this offering. Additional information on American Skandia and this offering is available in that registration statement and accompanying exhibits. You may obtain copies of these materials at the prescribed rates from the SEC's Public Reference Section, 450 Fifth Street N.W., Washington, D.C., 20549. You may inspect and copy the registration statement and the accompanying exhibits at the SEC's public reference facilities at the above address, Room 1024, and at the SEC's Regional Offices, 7 World Trade Center, New York, NY, and the Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, IL. These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (http://www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

                 MISCELLANEOUS PROVISIONS AND ADDITIONAL DETAILS

The following sections provide additional information you should consider before purchasing a Policy.

                            PROVIDING SERVICES TO YOU

You can reach us by telephone at 1-888-554-3348 or through our Internet Website at http://www.americanskandia.com. We may require that you provide us with proper identification before we release information about your Policy or accept instructions received over the phone, the Internet or via any other electronic means. We may require that you provide your Social Security or tax identification number. We also may require you to present the personal identification number ("PIN") we provide you after we issue a Policy. To the extent permitted by law or regulation, neither we nor any person authorized by us will be responsible for any claim, loss, liability or expense in connection with a transaction, including but not limited to a transfer between investment options, over the phone, the Internet or via any other electronic means. However, this will only be the case if we or such authorized person acted: (a) in good faith reliance that you authorized the transaction; and (b) on reasonable procedures to identify you or your designee though a number of verification methods. These methods may include recording phone conversations, requesting Social Security or tax identification numbers, PINs, confirming electronic mail addresses, or similar means. We may be liable for losses due to unauthorized or fraudulent instructions should we not follow such reasonable procedures.

We may require that you submit forms In Writing for certain transactions. We require the written consent of all joint Owners for any transaction for which we require the Owner's written consent.

                                  DESIGNATIONS

Certain designations apply to a Policy - the Owner, the Insured and the Beneficiary. All designations are subject to our rules and our acceptance. We assume all designations, other than the Insured, are revocable unless you tell us otherwise. You should consult with a competent tax advisor on the income tax, estate and inheritance tax implications of various designations. You should also consult with a competent legal advisor as to the implications of certain designations in relation to an estate, bankruptcy and community property, where applicable, as well as other matters.

We assume the Insured(s) is/are the Owner(s) unless you tell us otherwise. If you name more than one Owner, all rights reserved to Owners are then held as joint tenants with rights of survivorship unless you provide alternative instructions. Naming someone to be the Owner other than the payor of the Premium may have gift, estate or other tax implications.

We assume the Beneficiary is you or your estate unless you tell us otherwise. You may name more than one primary and more than one contingent Beneficiary.

                              NET INVESTMENT FACTOR

For each Sub-account the initial Unit Price was $10.00. The Unit Price for each subsequent Valuation Period is the net investment factor for that Valuation Period, multiplied by the Unit Price for the immediately preceding Valuation Period. The net investment factor is (1) divided by (2), less (3), where:

(1)   is the net result of:

     (a) the net asset value per share of the underlying Portfolio at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the Portfolio; plus or minus

     (b) any per share charge or credit during the Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

(2)   is the net result of:

     (a) the net asset value per share of the underlying Portfolio at the end of the preceding Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the Portfolio; plus or minus

     (b) any per share charge or credit during the preceding Valuation Period as a provision for taxes attributable to the operation or maintenance of the Sub-account.

(3)   is the mortality and expense risk charges and the administration charge.

                               ALLOCATION PROGRAMS

We may provide administrative support for various programs that automatically transfer Account Value between certain investment options at scheduled times. These include dollar cost averaging and static rebalancing (periodic rebalancing of Account Values between investment options to conform to preset percentages). However, we only offer to support such allocation programs according to our rules. While we are offering to support these programs as of the date of this Prospectus, we do not guarantee to support these programs at all times.

We may also provide administrative support for various allocation programs that may be made available by your financial professional. These may include various asset allocation and market timing programs. We only offer to support such programs according to our rules. These rules may include, but are not limited to, receipt of your authorization In Writing permitting a financial professional to make transfers between investment options on your behalf, or to enroll your Policy in one of the allocation programs for which we provide administrative support. We permit the agent of record to make transfers on your behalf unless you give us other instructions.

Any financial professional you authorize may or may not be appointed by us as our agent for the sale of Policies. However, we do not engage any agent of record or any third parties to offer investment allocation services of any type, so that persons or firms offering such services do so independent from any agency relationship they may have with us for the sale of Policies. We therefore take no responsibility for the investment allocations and transfers transacted on your behalf by such third parties, in accordance with any allocation programs employed by such third parties or any investment allocation recommendations made by such third parties. While we offer support for a number of these programs as of the date of this Prospectus, we do not support all such programs and do not guarantee to always continue support for those programs we currently support or may support in the future. We do not charge you for the administrative support we provide to these third parties.

                            LIMITATIONS ON TRANSFERS

We retain the right to refuse transfers, either for one Owner or a group of Owners, if we believe that: (a) excessive trading or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Prices or the share prices of the Portfolios; or (b) we are informed by one or more of the Portfolios that the purchase or redemption of shares is to be restricted because of excessive trading or a specific transfer or group of transfers is deemed to have a detrimental effect on the share prices of affected Portfolios. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular Portfolio. Under such a circumstance, we will process transfers according to our rules then in effect and provide notice if your transfer request was denied. If a transfer request is denied, a new transfer request may be required.

                          DEATH DURING THE GRACE PERIOD

We deduct the unpaid charges from the Death Benefit when calculating the Death Proceeds if the Insured dies during a grace period.

                                  REINSTATEMENT

You may apply for reinstatement of the Policy if it lapses. We must receive this application In Writing at our Office within five years of the date the lapse occurred as measured from the end of the grace period. We may require evidence of insurability satisfactory to us. In order to reinstate your Policy, you also must pay us a reinstatement amount, including any applicable charges.

                                    MATURITY

We currently do not require that the Cash Value of the Policy be paid out as of any "maturity date". There is an assumed maturity date for purposes of compliance with various state insurance requirements and for purposes of meeting certain tests under the Code. Should we come to believe that the Cash Value must be paid out as of the assumed maturity date in order to comply with state or Federal requirements, then a Policy will mature as of the Policy Anniversary on which the Insured is Age 100. If there are two Insureds, a Policy "matures" as of the Policy Anniversary on which the younger Insured is Age 100 or would have been Age 100 if the younger Insured is then deceased. If we must implement a maturity date, we will pay out the Cash Value once the Policy matures. The Policy will then end, and we will not have any more obligations under the Policy. Certain rights and benefits under the Policy may be restricted after Age 100.

                              PRICING TRANSACTIONS

We "price" charges, transfers, distributions and payments on the date indicated below. If such transactions are scheduled to occur on other than a Valuation Day, we price such transactions as of the following Valuation Period:

     (1) "Scheduled" transactions such as monthly deductions, transfers and distributions are "priced" according to the Unit Price next computed after the date such transactions are scheduled to occur. However, if a transaction is "scheduled" to occur on a day other than a Valuation Day, such transaction will be processed and priced on the next Valuation Day following the scheduled transaction. "Scheduled" transactions include, but are not limited to, all charges deducted on a Monthly Processing Date, equalization of Debt and the Account Value in the Loan Account on a Policy Anniversary, transfers under a dollar cost averaging program or transfers previously scheduled with us at our Office as part of any rebalancing, asset allocation or similar program, or any program of scheduled distributions. However, we price scheduled periodic payments which you authorize to be transferred from an account at another financial institution for additional Premiums or loan repayments as "unscheduled" transactions, because we cannot control the administrative processing of the other financial institution.

     (2) "Unscheduled" transactions such as transfers, loans or partial withdrawals that are not subject to any medical waiver are "priced" according to the Unit Price next computed after we receive the request for such transactions at our Office. "Unscheduled" transfers include any transfers processed in conjunction with any market timing program, or transfers not previously scheduled with us at our Office pursuant to any rebalancing, asset allocation or similar program which you employ or you authorize to be employed on your behalf. "Unscheduled" transfers received pursuant to an authorization to accept transfer instructions using voice or data transmission over the phone are priced as of the Valuation Period we receive the request at our Office for such transactions. We price unscheduled payments sent to us as of the date we receive such amounts at our Office. These include additional Premiums, loan repayments, and payments to keep a Policy in effect during a grace period or a reinstatement payment.

     (3) We price surrenders, withdrawals subject to a medical waiver, accelerated death benefit payments and payment of Death Proceeds as of the date we receive at our Office all materials we require for such transactions and such materials are satisfactory to us.

                              DELAYING TRANSACTIONS

We may defer any distribution or transfer from a Fixed Allocation or any payment under a fixed settlement option for a period not to exceed the lesser of six (6) months or the period permitted by law. If we defer a distribution or transfer from any Fixed Allocation or any payment under a settlement option for more than thirty days, or less where required by law, we pay interest at the minimum rate required by law but not less than 3% per year on the amount deferred. We may defer payment of proceeds of any distribution from any Sub-account or any transfer from a Sub-account for a period not to exceed seven (7) calendar days from the date the transaction is effected. This is a delay in payment only, and is not a delay in the pricing of any such distribution or transfer. Any deferral period begins on the date such distribution or transfer would otherwise have been transacted.

All procedures, including distributions, based on the valuation of the Sub-accounts may be postponed during the period: (1) the New York Stock Exchange is closed (other than customary holidays or weekends) or trading on the New York Stock Exchange is restricted as determined by the SEC; (2) the SEC permits postponement and so orders; or (3) the SEC determines that an emergency exists making valuation or disposal of securities not reasonably practical.

                                     VOTING

You have voting rights in relation to Account Value maintained in the Sub-accounts. You do not have voting rights in relation to Account Value maintained in any Fixed Allocations, in the Loan Account or in relation to fixed payments under a settlement option.

We will vote shares of the Portfolios in which the Sub-accounts invest in the manner directed by Owners, unless we, in our sole discretion, determine that we are required by law or regulation to vote otherwise. Owners have voting rights equal to the number of shares represented by the Sub-account Units attributable to their Policy.

We will vote the shares attributable to assets held in the Sub-accounts solely for us rather than on behalf of Owners, or any share as to which we have not received instructions, in the same manner and proportion as the shares for which we have received instructions. We will do so separately for each Sub-account from various classes that may invest in the same underlying mutual fund portfolio.

The number of votes for a Portfolio will be determined as of the record date for such Portfolio as chosen by its board of trustees or board of directors, as applicable. We will furnish Owners with proper forms and proxies to enable them to instruct us how to vote.

You may instruct us how to vote on the following matters: (a) changes to the board of trustees or board of directors, as applicable; (b) changing the independent accountant; (c) approval of changes to the investment advisory agreement or adoption of a new investment advisory agreement; (d) any change in the fundamental investment policy; and (e) any other matter requiring a vote of the shareholders.

With respect to approval of changes to the investment advisory agreement, approval of a new investment advisory agreement or any change in fundamental investment policy, only Owners maintaining Account Value as of the record date in a Sub-account investing in the applicable Portfolio will instruct us how to vote on the matter, pursuant to the requirements of Rule 18f-2 under the Investment Company Act of 1940.

                         TRANSFERS, ASSIGNMENTS, PLEDGES

Generally, your rights in a Policy may be transferred, assigned or pledged at any time. These transactions may be subject to income taxes and certain penalty taxes, depending in part on whether your Policy is treated as a MEC. You may transfer, assign or pledge your rights to another person at any time, prior to the death upon which the Death Benefit is payable. You must request a transfer or provide us a copy of the assignment In Writing. A transfer or assignment is subject to our acceptance. We will not be deemed to know of or be obligated under any assignment prior to our receipt and acceptance thereof. We assume no responsibility for the validity or sufficiency of any assignment.

                                     REPORTS

We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at http://www.americanskandia.com or any other electronic means. We send a confirmation statement to you each time an unscheduled transaction is made affecting Account Value. Such transactions will generally include changes in investment allocation or transfers among investment options, loans and loan repayments, partial surrenders or withdrawals, and any charges associated with such unscheduled transactions. We also send quarterly statements detailing the activity affecting your Policy during the prior quarter, including all scheduled and unscheduled transactions. To the extent permitted by law, some types of scheduled transactions will only be confirmed on a quarterly basis. Such transactions will generally include those pre-authorized charges deducted on the Monthly Processing Date. You may request additional reports. We reserve the right to charge up to $50 for each such additional report. You should review the information in these statements carefully. You must report all errors or corrections to us at our Office immediately to assure proper crediting to your Policy. For transactions that are confirmed immediately, we assume all transactions are accurate unless you notify us otherwise within 10 days after the date of the transaction. For transactions that are only confirmed on the quarterly statement, we assume all transactions are accurate unless you notify us within 10 days of the end of the calendar quarter. We may also send you or make available electronically through our Internet Website an annual report and a semi-annual report containing financial statements for the applicable Sub-accounts, as of December 31 and June 30, respectively.

                                INCONTESTABILITY

We may not contest the validity of a Policy after it has been in effect during the Insured's lifetime for two years from the Issue Date. If there are two Insureds, this applies to the lifetime of either Insured. If the Policy is reinstated, to the extent permitted by law, we may not contest the validity of a Policy after it has been in effect for two years from the date of the reinstatement.

                                     SUICIDE

If an Insured commits suicide within two years of the Policy Date (or whatever maximum period is permitted under law) or the date of a reinstatement if allowed by law, the Death Benefit will be the greater of: (a) Premium paid less any outstanding Debt and any partial withdrawals; or (b) the Cash Value. All other requirements as to calculation and payment of Death Proceeds will apply.

                                  MISSTATEMENT

We will adjust the amount of the Death Proceeds to conform to the facts if the age or gender of an Insured is incorrectly stated. We will do so as specified in the Policy and as permitted by law.

                                   BACKDATING

We do not currently permit backdating the Policy Date to a date earlier than the Issue Date. However, we reserve the right to permit backdating in the future.

                            POLICY LOANS ON EXCHANGES

Subject to our rules, we will establish a loan on a Policy that you purchase as part of an exchange that is not subject to current taxation in accordance with
Section 1035 of the Code. However, we will charge the premium tax and DAC tax on the amount of this "inherited" loan as if it was received as Premium. For purposes of determining the Assessable Premium, the amount of the inherited loan will not be treated as commissionable Premium.

The amount of this inherited loan in your Policy when established will be equal to the loan that was in effect before you surrendered your prior policy. As of the Policy Date, your Account Value will reflect any transferred "Premium" plus the amount of the inherited loan. That portion of your Account Value equal to the inherited loan amount will be allocated to the Loan Account as collateral for the loan. By reflecting the inherited loan amount in the Account Value, the sum of the Specified Amount and the Account Value initially will be more under Death Benefit Option II than it would be without the loan. Also, there will be a corresponding increase in the Minimum Required Death Benefit. In addition, for purposes of determining the Guaranteed Minimum Death Benefit, we will deem the "Premium" to be the amounts paid plus the loan amount as of the Policy Date. All charges that are calculated as a percentage of your Account Value will increase because the Account Value will reflect the amount of the loan allocated to the Loan Account. Loans established as part of a 1035 exchange will be treated as "preferred" loans (See "Loans" for a complete description.)

Withdrawals of amounts to pay loans transferred to an Exchange Policy from any prior policy may have adverse taxable consequences. You should consult your tax advisor before purchasing an Exchange Policy with the intention to make such a withdrawal or before requesting such a withdrawal.

                          RESOLVING MATERIAL CONFLICTS

The Portfolios may be available to registered separate accounts offering either or both life and annuity contracts of insurance companies not affiliated with us. We also may offer life insurance policies and/or annuity contracts that offer different variable investment options from those offered under this Policy, but which invest in the same Portfolios. It is possible that differences might arise between our Separate Account F and one or more accounts of other insurance companies which offer a Portfolio as a Sub-account. It is also possible that differences might arise between a Sub-account offered under this Policy and variable investment options offered under different life insurance policies or annuities we offer, even though such different variable investment options invest in the same Portfolio. In some cases, it is possible that the differences could be considered "material conflicts." Such a "material conflict" could also arise due to changes in the law (such as state insurance law or Federal tax law) which affect either these different life and annuity separate accounts or differing life insurance policies and annuities. It could also arise by reason of differences in voting instructions of persons with voting rights under our policies and/or annuities and those of other companies, persons with voting rights under annuities and those with rights under life policies, or persons with voting rights under one of our life policies or annuities with those under other life policies or annuities we offer. It could also arise for other reasons. We will monitor events so we can identify how to respond to such conflicts. If such a conflict occurs, we will take the necessary action to protect persons with voting rights under our life policies or annuities vis-a-vis those with rights under life policies or annuities offered by other insurance companies. We will also take the necessary action to treat equitably persons with voting rights under this Policy and any persons with voting rights under any other life policy or annuity we offer.

                      MODIFICATION OF THE SEPARATE ACCOUNT

We reserve the right to do any or all of the following: (a) combine any Sub-account(s) with any other Sub-account(s); (b) combine Separate Account F or a portion thereof with other separate accounts; (c) deregister Separate Account F under the Investment Company Act of 1940; (d) operate Separate Account F as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law; (e) make changes required by any change in the Securities Act of 1933, the Securities Exchange Act of 1934 or the Investment Company Act of 1940; (f) make changes that are necessary to maintain the tax status of your Policy under the Code; and (g) make changes required by any change in other Federal or state laws relating to life insurance policies in general or variable life insurance policies in particular.

We also may make additional Sub-accounts available to you from time to time. These Sub-accounts will invest in Portfolios we believe to be suitable for the Policy. We may or may not make a new Sub-account available to invest in any new portfolio of one of the current underlying mutual funds should such a portfolio be made available to Separate Account F.

We may eliminate Sub-accounts, combine two or more Sub-accounts or substitute one or more new underlying mutual funds or portfolios for the one in which a Sub-account is invested. Substitutions may be necessary if we believe a Portfolio no longer suits the purpose of the Policy. This may happen due to a change in laws or regulations, or a change in the investment objectives or restrictions of a Portfolio, or because the Portfolio is no longer available for investment, or for some other reason. We would obtain prior approval from the insurance department of our state of domicile, if so required by law, before making such a substitution, combination, deletion or addition. We also would obtain prior approval from the SEC so long as required by law, and any other required approvals before making such a substitution, combination, deletion or addition.

                                 ENTIRE CONTRACT

For any Policy issued, the entire contract between you and us includes the Policy form and any of the following which may be attached to the Policy: riders or endorsements, the copy of any Application and endorsements. All statements made in any Application are deemed to be representations and not warranties. No statement is used to void a Policy or defend a claim unless it is contained in any Application attached to the Policy.

Only our President, one of our Vice Presidents or our Secretary may change or waive any provisions of a Policy. Any change or waiver must be In Writing. To the extent permitted by law, we are not bound by any promises or representations made by or to any other person.

                          ADDITIONAL TAX CONSIDERATIONS

The following is a brief summary of certain Federal tax laws as they are currently interpreted. No one can be certain that the laws or interpretations will remain unchanged or that agencies or courts will always agree as to how the tax law or regulations are to be interpreted. This discussion is not intended as tax advice. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

Our Taxation: We are taxed as a life insurance company under Part I, subchapter L, of the Code.

Treatment as "life insurance": The Policy was designed to qualify as a life insurance contract under the Code. All terms and provisions of the Policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance under federal tax law, a policy must satisfy certain requirements established by the Code. We believe the Policy satisfies the applicable requirements. If we determine that a Policy does not satisfy the applicable requirements we may take appropriate action to conform the Policy to the applicable requirements. This action may require making certain changes to your Policy. We will notify you before making any such changes.

As life insurance, under most circumstances, the Beneficiary does not pay any Federal income tax on the Death Proceeds. As a non-MEC, under most circumstances: (a) any gain in the Policy is not taxed currently; and (b) any amounts you receive as a partial withdrawal or if you surrender the Policy are deemed for income tax purposes to come first from your basis in the Policy, with any gain withdrawn taxed as ordinary income; and (c) if you assign or pledge any portion of the Policy, the transaction is not treated as a distribution subject to taxation.

Treatment as a "modified endowment contract": The tax treatment of the Policy and any distribution while the Insured is alive will be different if the Policy is deemed to be a MEC. Some of the key ways in which a MEC is treated differently from other life insurance Policies are: (a) amounts your receive as a partial withdrawal, loan, or if you surrender the Policy are deemed for income tax purposes to come first from any gain in the tax year received; (b) distributions of gain before the taxpayer's age 59 1/2 are subject to a 10% penalty unless an exception applies; and (c) assignments or pledges as collateral for a loan are deemed a taxable distribution to the extent of any gain.

Exchanges: Section 1035 of the Code permits certain income tax-free exchanges of life insurance policies. You must comply with various requirements for such exchanges to be treated as tax-free, which include, but are not limited to: (a) the need for the insured to be the same individual or individuals before and after the exchange; (b) the need for the owner(s) to be the same before and after the exchange; and (c) the need to have the Debt on a Policy as of the date all premium is received equal to any outstanding indebtedness on the life insurance exchanged for the Policy.

Transfers between investment options: Transfers between investment options are not subject to taxation. The Treasury Department may promulgate guidelines under which a variable life insurance policy will not be treated as life insurance for tax purposes if persons with ownership rights have excessive control over the investments underlying such a policy. Such guidelines may or may not address the number of investment options or the number of transfers between investment options offered. It is not known whether such guidelines, if in fact promulgated, would have retroactive effect. It is also not known what effect, if any, such guidelines may have on transfers between the investment options of the Policy offered pursuant to this Prospectus. We will take any action, including modifications to your Policy or the Sub-accounts, required to comply with such guidelines if promulgated.

Generation skipping transfers: Under the Code certain taxes may be due when all or part of a life insurance policy is transferred to or a death benefit is paid to an individual two or more generations younger than the policy holder. These generation-skipping transfers generally include those subject to federal estate or gift tax rules. There is an aggregate $1 million exemption from tax on all such transfers. We may be required to determine whether a transaction is a direct skip as defined in the Code and the amount of the resulting tax. We will deduct from your Policy or from any applicable payment treated as a direct skip any amount of tax we are required to pay. You should consult with competent tax counsel for more information on generation skipping transfers.

Diversification: Section 817(h) of the Code provides that a variable life insurance policy, in order to qualify as life insurance, must have an "adequately diversified" segregated asset account (including investments in a mutual fund by the segregated asset account of insurance companies). The Treasury Department's regulations prescribe the diversification requirements for variable life insurance policy. We believe the underlying mutual fund portfolios should comply with the terms of these regulations.

Withholding: Section 3405 of the Code provides for Federal income tax withholding on the portion of a distribution which is includible in the gross income of the recipient. Amounts to be withheld depend upon the nature of the distribution. However, under most circumstances a recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by filing a completed election form with us. A withholding form may be required.

Accelerated Death Benefits: Payments of amounts that otherwise would be payable to the Beneficiary as a result of an Insured's death can qualify for the same tax-free treatment as death benefits if certain requirements are met. These include requirements regarding the terminal illness of the Insured. We believe payments under the provisions of the accelerated death benefit of the Policy will meet the requirements of the Code and the regulations in order to qualify as tax-free payments.

Continuing the Policy Beyond the Implied Maturity Date: We believe that a Policy will continue to be treated as life insurance and, if applicable, as a MEC, if it remains in force beyond the Policy's assumed maturity date. However, this tax treatment is not certain, so you should consult your tax advisor before taking this step. If the Policy is not treated as life insurance after such date, gain in the Policy may no longer be taxed deferred, and all or a portion of the Death Proceeds may be taxable to the Beneficiary.

Survivorship Policies: The Code does not directly address how certain features of a policy paying on the death of a surviving insured should be treated. We believe such a Policy should be treated as other life insurance policies, but there is some uncertainty as to whether that is the case. If the surviving Insured is an Owner, the Death Proceeds payable as a result of the death of the last surviving Insured generally will be treated as part of the Owner's estate for purposes of the Federal estate tax. If the surviving Insured was not an Owner, the replacement cost of the Policy would be included in the estate of the Owner upon his or her death and Death Proceeds payable as a result of the death of the surviving Insured are includible in the person's estate if the proceeds are payable to or for the benefit of that person's estate or if the surviving Insured held incidents of ownership in the Policy within three years prior to death.

Substandard Risk Classes: The Code provides limited guidance on the proper tax treatment of policies issued on a substandard basis (i.e. those in a substandard risk class). The Code limits the amount we can charge for mortality costs and other expenses we use when we calculate whether your Policy qualifies as life insurance under the Code. We are required to base our calculations on reasonable mortality and other charges reasonably expected to be paid. We believe that the charges used for your Policy should meet the current requirement for "reasonableness." However, we reserve the right to make changes to the current and guaranteed mortality charges and factors used to determine the Minimum Required Death Benefit, if new regulations are issued that require a change to ensure that your Policy qualifies as life insurance under the Code. This could result in a change in your Death Benefit.

Other Taxes: Amounts received or deemed received from a Policy that may be subject to Federal income tax also may be subject to state income taxes. The fair market value of a Policy or the Death Proceeds may be included under certain circumstances in an estate for purposes of state inheritance taxes or Federal estate taxes. Federal estate and gift taxes are integrated for various purposes. An unlimited marital deduction may apply for purposes of Federal estate and gift taxes, which would allow deferral of taxes until the death of the surviving spouse.

                            SAFEKEEPING OF THE ASSETS

We maintain the assets of the Separate Account and those in our general account. The assets of the Separate Account are segregated from those in our general account.

                                   REGULATION

We are organized as a Connecticut stock life insurance company, and are subject to Connecticut law governing insurance companies. We are regulated and supervised by the Connecticut Commissioner of Insurance. By March 1 of every year, we must prepare and file an annual statement, in a form prescribed by the Connecticut Insurance Department, which covers our operations for the preceding calendar year, and must prepare and file our statement of financial condition as of December 31 of such year. The Commissioner and his or her agents have the right at all times to review or examine our books and assets. A full examination of our operations will be conducted periodically according to the rules and practices of the National Association of Insurance Commissioners ("NAIC"). We are subject to the insurance laws and various Federal and state securities laws and regulations and to regulatory agencies, such as the Securities and Exchange Commission and the Connecticut Banking Department, which administer those laws and regulations.

We can be assessed up to prescribed limits for policyholder losses incurred by insolvent insurers under the insurance guaranty fund laws of most states. We cannot predict or estimate the amount any such future assessments we may have to pay. However, the insurance guaranty laws of most states provide for deferring payment or exempting a company from paying such an assessment if it would threaten such insurer's financial strength.

Several states, including Connecticut, regulate insurers and their affiliates under insurance holding company laws and regulations. This applies to us and our affiliates. Under such laws, inter-company transactions, such as dividend payments to parent companies and transfers of assets, may be subject to prior notice and approval, depending on factors such as the size of the transaction in relation to the financial position of the companies.

Currently, the federal government does not directly regulate the business of insurance. However, federal legislative, regulatory and judicial decisions and initiatives often have significant effects on our business. Types of changes that are most likely to affect our business include changes to: (a) the taxation of life insurance companies; (b) the tax treatment of insurance products; (c) the securities laws, particularly as they relate to insurance and annuity products; (d) the "business of insurance" exemption from many of the provisions of the anti-trust laws; and (e) any initiatives directed toward improving the solvency of insurance companies. We would also be affected by federal initiatives that have impact on the ownership of or investment in United States companies by foreign companies or investors.

                                  LEGAL MATTERS

The General Counsel of American Skandia Life Assurance Corporation has passed on the legal matters relating to the offering of these Policies.

                                LEGAL PROCEEDINGS

As of the date of this Prospectus, neither we nor American Skandia Marketing, Incorporated were involved in any litigation outside of the ordinary course of business, and know of no material claims.

                                     EXPERTS

The consolidated financial statements of American Skandia Life Assurance Corporation at December 31, 1999, 1998 and 1997, and for the years then ended, and the financial statements of American Skandia Life Assurance Corporation Variable Account F at December 31, 1999, and for the period June 26, 1998 through December 31, 1998, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors.

William H. Strong, Vice President, FSA, MAAA, has approved the hypothetical illustration included in this Prospectus and Registration Statement. We have included them relying on his opinion that they are reasonable.

                          DISTRIBUTION OF THIS OFFERING

American Skandia Marketing, Incorporated ("ASM"), a wholly-owned subsidiary of American Skandia, Inc., acts as the principal underwriter of the Policies. ASM was incorporated under the laws of the State of Delaware on September 8, 1987. ASM's principal business address is One Corporate Drive, Shelton, Connecticut 06484. ASM is a broker-dealer registered with the SEC under the 1934 Act and a member of the National Association of Securities Dealers, Inc. ("NASD").

ASM will enter into distribution agreements with certain broker-dealers registered under the Securities and Exchange Act of 1934 or with entities which may otherwise offer the Policies that are exempt from such registration. In addition, ASM may offer Policies directly to potential purchasers. Generally the maximum initial commission to be paid on premiums received is 30%. However, we may pay higher amounts under certain situations. In addition, a portion of compensation may be paid from time to time based on all or a portion of either the Account Value or the Cash Value. We reserve the right to base commissions from time-to-time on the investment options chosen by Owners, including investment options that may be deemed our "affiliates" or "affiliates" of ASM under the Investment Company Act of 1940.

We may pay an on-going service fee in relation to providing certain statistical information upon request by Owners about the investment options and the Portfolios. We may make the fee payable to the service providers based on either the Account Value or Cash Value of Policies. Under most circumstances, we will engage the broker-dealer of record for your Policy, or the entity of record if such entity could offer Policies without registration as a broker-dealer (i.e. certain banks), to be your resource for the statistical information, and to be available upon your request to both provide and explain such information to you. The broker-dealer of record or the entity of record is the firm which sold you the Policy, unless later changed. Some portion of the fee we pay for this service may be payable to your representative.

We may structure on-going sales compensation and the on-going service fees such that no fee is payable based on the value in Fixed Allocations. If that were to occur, it is possible that your representative may receive on-going service fee compensation, but only in relation to value maintained in variable investment options.

From time to time, as permitted by law, we may promote the sale of our products such as the Policies offered pursuant to this Prospectus through programs of non-cash rewards to registered representatives of participating broker-dealers. We may withdraw or alter such promotions at any time.

To the extent permitted, we may advertise certain information regarding the performance of the investment options that does not take into consideration the effect of the deductions for taxes, the cost of insurance charges, the sales charge or the contingent deferred sales charge. This performance information may help you review the performance of the investment options and provide a basis for comparison between the Policy's investment options. This information may be less useful when comparing the performance of the investment options with the performance of investment options provided in other variable life policies because each plan of life insurance will have its own applicable charges. This information is even less useful in comparing performance to that of any savings or investment vehicle, rather than variable life insurance.

Performance information on the Sub-accounts is based on past performance only and is no indication of future performance. Actual performance will depend on the type, quality and, for some of the Sub-accounts, the maturities of the investments held by the Portfolios and upon prevailing market conditions and the response of the Portfolios to such conditions. Actual performance will also depend on changes in the expenses of the Portfolios. Such changes are reflected, in turn, in the Sub-accounts which invest in such Portfolios. In addition, the charges deducted from your Account Value and those assessed against each Sub-account will affect performance.

Certain of the Portfolios existed prior to the inception of the Sub-accounts available under the Policy. To the extent permitted by applicable law, performance quoted in advertising regarding such Sub-accounts may indicate periods during which the Portfolios have been in existence but prior to the inception of the Sub-account(s) or the initial offering of the Policies. Such performance is considered hypothetical historical performance because the Sub-accounts did not exist during the period the performance was achieved. Such hypothetical historical performance is calculated using the same assumptions employed in calculating historical performance since inception of the Sub-accounts. Any such historical performance will be based on assumptions. These include assumptions regarding: (a) the Age, tobacco usage class, risk class and gender, where applicable, of an Insured or Insureds; (b) the life insurance test elected to qualify as life insurance under the Code; (c) the amount and timing of Premium payments, the Specified Amount, the Death Benefit Option and the Policy Date; and (d) assumptions about a lack of transfers, loans, loan repayments and withdrawals as well as no changes to the Specified Amount and Death Benefit Option during the period for which performance is quoted.

American Skandia Life Assurance Corporation may advertise its rankings and/or ratings by independent financial ratings services. Such rankings may help you in evaluating our ability to meet our obligations in relation to Fixed Allocations, pay Death Proceeds, make payments under any settlement options or administer Policies. Such rankings and ratings do not reflect or relate to the performance of Separate Account F or the underlying Portfolios.

                                  ILLUSTRATIONS

In Appendix A we provide examples of the kind of hypothetical illustrations available to help you better understand how a Policy works. In that Appendix, we also provide information on how you may obtain additional hypothetical illustrations. In Appendix G, we provide hypothetical illustrations of how exercise of the accelerated death benefit provision affects the values of a Policy.

                        EXECUTIVE OFFICERS AND DIRECTORS

Our executive officers, directors and certain significant employees, their ages, positions with us and principal occupations are indicated below. The immediately preceding work experience is provided for officers that have not been employed by us or an affiliate for at least five years as of the date of this Prospectus.

Name/                                                         Position with American Skandia
Age                                                           Life Assurance Corporation                        Principal Occupation

Robert M. Arena                                               Vice President,                                        Vice President,
30                                                            Director of Product                    Director of Product Management:
                                                              Management                                       American Skandia Life
                                                                                                               Assurance Corporation

Mr. Arena joined us in 1995. He previously held an internship position with KPMG
Peat  Marwick in 1994 and the position of Group Sales  Representative  with Paul
Revere Insurance from October, 1990 to August, 1993.

Gordon C. Boronow*                                            President and                                            President and
45                                                            Deputy Chief Executive Officer         Deputy Chief Executive Officer:
                                                              Director (since July, 1991)                      American Skandia Life
                                                                                                               Assurance Corporation

Malcolm M. Campbell                                           Director (since July, 1991)                 Director of Operations and
42                                                                                                     Chief Actuary, Assurance and
                                                                                                        Financial Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Jan R. Carendi*                                               Chief Executive                    Senior Executive Vice President and
53                                                            Officer and                      Member of Executive Management Group:
                                                              Chairman of the                         Skandia Insurance Company Ltd.
                                                              Board of Directors
                                                              Director (since May, 1988)

Y.K. Chan                                                     Senior Vice President and                    Senior Vice President and
41                                                            Chief Information Officer                   Chief Information Officer:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Chan joined us in 1999. He previously held the position of Chief Information
Officer with E.M. Warburg Pincus from January 1995 until April 1999 and the position of Vice President, Client Server Application Development from January
1991 until January 1995.

Lincoln R. Collins                                            Executive Vice President                     Executive Vice President,
37                                                            Director (since February, 1996)                Chief Operating Officer
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Henrik Danckwardt                                             Director (since July, 1991)                        Director of Finance
44                                                                                                               and Administration,
                                                                                                             Assurance and Financial
                                                                                                                  Services Division:

                                                                                                      Skandia Insurance Company Ltd.


Wade A. Dokken                                                Director (since July, 1991)                       President and Deputy
38                                                                                                          Chief Executive Officer:
                                                                                            American Skandia Marketing, Incorporated

Larisa Gromyko                                                Director of Compliance                         Director of Compliance:
52                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Brian L. Hirst                                                Vice President,                                        Vice President,
50                                                            Corporate Actuary                                   Corporate Actuary:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Hirst joined us in 1996.  He  previously  held the  positions  of Vice  President  from 1993 to 1996 and Second
Vice President from 1987 to 1992 at Allmerica Financial.

N. David Kuperstock                                           Vice President,                                        Vice President,
46                                                            Product Development                               Product Development:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Thomas M. Mazzaferro                                          Executive Vice President and              Executive Vice President and
45                                                            Chief Financial Officer,                      Chief Financial Officer:
                                                              Director (since September, 1994)                 American Skandia Life
                                                                                                               Assurance Corporation

Gunnar J. Moberg                                              Director (since October, 1994)         Director - Marketing and Sales,
43                                                                                                          Assurances and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

David R. Monroe                                               Senior Vice President,                          Senior Vice President,
36                                                            Treasurer and                                            Treasurer and
                                                              Corporate Controller                             Corporate Controller:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Monroe joined us in 1996. He  previously  held  positions of Assistant  Vice
President and Director at Allmerica  Financial from August,  1994 to July,  1996 and Senior Manager at KPMG Peat Marwick from July, 1983 to July, 1994.

Polly Rae                                                     Vice President                                         Vice President,
36                                                            Key Account Operations                         Key Account Operations:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Rodney D. Runestad                                            Vice President                                         Vice President:
48                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Anders O. Soderstrom                                          Executive Vice President                     Executive Vice President:
38                                                            Director (since September, 1994)                 American Skandia Life
                                                                                                               Assurance Corporation

William H. Strong                                             Vice President,                                        Vice President,
55                                                            Product Innovation                                 Product Innovation:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Strong joined us in 1997. He previously held the position of Vice President with American Financial Systems from June 1994 to October 1997 and the position of Actuary with Connecticut Mutual Life from June 1965 to June 1994.

Amanda C. Sutyak                                              Executive Vice President                               Vice President:
40                                                            Director (since July, 1991)                           American Skandia
                                                                                                             Marketing, Incorporated

C. Ake Svensson                                               Director (since December, 1994)                       Vice President,
47                                                                                                             Business Development:
                                                                                                              American Skandia, Inc.

Mary Toumpas                                                  Director of Advertising Compliance                  Vice President and
47                                                                                                              Compliance Director:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Ms.  Toumpas  joined  us in 1997.  She  previously  held the  position  of  Assistant  Vice  President  with  Chubb
Life/Chubb Securities.

Bayard F. Tracy                                               Director (since September, 1994)                Senior Vice President,
50                                                                                                           National Sales Manager:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Jeffrey M. Ulness                                             Vice President,                                        Vice President,
37                                                            Product Management                                 Product Management:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation
--------
* Trustees of American  Skandia  Trust,  one of the  underlying  mutual funds in which the Sub-accounts offered pursuant to this Prospectus invest.


                  AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

                            TO BE FILED BY AMENDMENT

            FINANCIAL STATEMENTS FOR AMERICAN SKANDIA LIFE ASSURANCE
                         CORPORATION SEPARATE ACCOUNT F

                            TO BE FILED BY AMENDMENT

                                   APPENDIX A

  HYPOTHETICAL ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES AND CASH VALUES

It is impossible to illustrate exactly how a Policy will perform in the future. However, you may better understand how a Policy works, and may be able to better compare a Policy with other life insurance plans, using hypothetical illustrations based on the personal characteristics of the Insured(s) as well as certain assumptions about the future. You can do this using the hypothetical illustrations provided in this Appendix A. You can also do this by requesting from us personalized hypothetical illustrations based on: (a) the Age(s) of the Insured(s); (b) the tobacco usage class and expected risk class(es) of the Insured(s); (c) the gender of the Insured(s), where permitted; (d) the Specified Amount you seek; (e) the test that you elect to qualify your Policy as life insurance; (f) which Death Benefit Option (I, II, III or IV) is to apply; and
(g) the amount and timing of Premiums you intend to pay. Please forward any such request to us at our address as shown on the first page of this Prospectus.

As of the date of this Prospectus, we only provide such personalized hypothetical illustrations on paper. We reserve the right to make such illustrations available in the future via electronic transmission or as part of a multi-media presentation. We may also provide personalized hypothetical illustrations that assume future loans, withdrawals, loan repayments, Premium payments on other than the Policy Date and Policy Anniversaries, changes after the Policy Date in the Death Benefit Option on in the Specified Amount or varying assumed rates of return. Certain of these illustrations may not be available as of the date of this Prospectus. However, we reserve the right to make such illustrations available in the future.

The hypothetical illustrations that follow show the changes in the Death Benefit, Account Value and Cash Value over time based on certain assumptions. All values are provided as of the end of each Policy Year shown. Hypothetical illustrations are shown for each Death Benefit Option and for both of the applicable life insurance tests under the Code. The assumptions used are as follows:

     1. Hypothetical average annual gross rates of return in the Portfolios of 0%, 6% and 12%. Of course, actual investment performance is not a constant rate. If the hypothetical gross rate of return were to fluctuate above or below the 0%, 6% or 12% average over a period of years, the Death Benefit, Account Value and Cash Value may be different. For hypothetical rates of return of 0% and 6%, the illustrations will indicate if a Policy would lapse. HYPOTHETICAL RATES OF RETURN ARE FOR ILLUSTRATIVE PURPOSES ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE PERFORMANCE.

     2. Hypothetical constant expense ratios of [0.98%] for the Portfolios. The total annual expenses for the underlying mutual funds are shown in the section entitled "Variable Investment Options." The [0.98%] hypothetical expense ratio is the weighted average of the actual total annual expenses for all available Portfolios as of December 31, 1998. Certain of the Portfolios have not been in existence for a full year and, therefore, the total annual expenses for those Portfolios are estimated and annualized. The [0.98%] hypothetical expense ratio, when deducted from the hypothetical average annual gross rates of return equals a hypothetical average annual net rate of return of [-0.98%], [5.02%] and [11.02%], respectively.

     3. The mortality and expense risk charge assessed against the assets in the Separate Account at an annualized rate of 0.90% for Policy Years 1-15 and 0.25% for Policy Years 16 and thereafter. The charge for administrative expenses connected with operating the Separate Account is 0.25% per year. It is also assumed that there is no tax charge assessed against the Separate Account.

     4. The charges under the Policy, including the current cost of insurance charges that differ by gender, tobacco usage class, risk class and attained age. It is assumed that there are no transfer fees applicable. The hypothetical illustrations are presented based on both the current and guaranteed cost of insurance charges.

     5.   Premium taxes are assessed at the rate of 2.5%

     6. There are no loans, loan repayments, withdrawals, accelerated death benefit payments or amounts paid to maintain the Policy in effect during a grace period. The hypothetical values will include Cash Value Credits if applicable.

     7. The Age(s) and, where applicable, gender of the Insured(s) shown in each illustration, as are the applicable Death Benefit Option and the life insurance test under the Code. If you choose Death Benefit Option IV, the assumed interest rate will be 5%.

     8.   The Insured(s) is/are eligible for the "no tobacco usage" class.

     9. The Insured(s) is/are considered to be in the preferred risk class. If the Insured(s) is/are placed in a substandard risk class, the values for the Death Benefit, Account Value and Cash Value will differ because the risk classification impacts charges under the Policy.

     10. The Premium payments and Specified Amount are as shown in each illustration. It is assumed that Premium payments are allocated on the first day of the Policy Year shown.

     11. Neither the Death Benefit Option nor the Specified Amount is changed after the Policy Date.


------------------------------------------------------------------------------------------------------------------------------------

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

                                               Flexible Premium Variable Life Insurance

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                   Illustration Assumptions:
                                                   Issue State: Connecticut

------------------------------------------------------------------------------------------------------------------------------------
--------------------- -------------- ------------------ ------------------ ------------------ ------------------- ------------------
Death Benefit Option      Specified    Issue Age(s)        Male/Female       Single Life/     Hypothetical Rate     Tobacco Usage
                           Amount                                             Joint Life          of Return        Classification
--------------------- -------------- ------------------ ------------------ ------------------ ------------------- ------------------
--------------------- -------------- ------------------ ------------------ ------------------ ------------------- ------------------
    I/II/III/IV                                               Male/          Single/Joint                         Tobacco Usage/No
                                                             Female                                                     Usage
--------------------- -------------- ------------------ ------------------ ------------------ ------------------- ------------------
------------- ---------------- ------------------------------------------------- ---------------------------------------------------
Policy Year       Premium                    Current Charges                                     Guaranteed Charges
                 Payments*
                               ------------------------------------------------- ---------------------------------------------------
                               ----------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
                             Withdrawal       Death     Account     Cash Value    Withdrawal    Death         Account    Cash Value
                                             Benefit      Value                                  Benefit       Value

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     1

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     2

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     3

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     4

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     5

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     6

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     7

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     8

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     9

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     10

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     11

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     12

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     13

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     14

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     15

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     16

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     17

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     18

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     19

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     20

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     25

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     30

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------
     35

------------- ------------ --------------- ------------ ----------- ------------ -------------- ----------- ------------ -----------

* It is assumed that Premiums are applied at the beginning of the Policy Year shown.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE FOR ILLUSTRATIVE PURPOSES ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS MADE BY THE POLICY OWNER AND MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY FLUCTUATED ABOVE OR BELOW THE AVERAGE AMOUNT DURING A PERIOD OF POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO VARY DEPENDING ON THE TIMING AND AMOUNT OF PREMIUM PAYMENTS, ANY WITHDRAWALS, LOANS AND LOAN REPAYMENTS, THE INVESTMENT ALLOCATIONS MADE TO THE SUB-ACCOUNTS AND THE RATES OF RETURN OF THE SUB-ACCOUNTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   APPENDIX B

                      MULTIPLE FACTORS FOR DETERMINATION OF MINIMUM REQUIRED DEATH BENEFITS -
                          CASH VALUE ACCUMULATION TEST

       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         Attained          Male              Male            Female           Female           Unisex           Unisex
            Age       No Tobacco Use     Tobacco User    No Tobacco Use    Tobacco User    No Tobacco Use    Tobacco User

       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             0              10.342889         10.342889        12.907301        12.907301        10.762146        10.762146
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             1              10.190317         10.190317        12.688989        12.688989        10.599529        10.599529
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             2               9.889919          9.889919        12.319258        12.319258        10.287454        10.287454
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             3               9.592070          9.592070        11.951280        11.951280         9.977856         9.977856
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             4               9.298905          9.298905        11.588414        11.588414         9.673048         9.673048
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             5               9.009218          9.009218        11.232252        11.232252         9.372522         9.372522
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             6               8.722792          8.722792        10.881891        10.881891         9.075163         9.075163
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             7               8.440163          8.440163        10.537673        10.537673         8.782254         8.782254
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             8               8.161817          8.161817        10.199897        10.199897         8.494209         8.494209
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             9               7.889296          7.889296         9.869720         9.869720         8.212001         8.212001
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            10               7.623823          7.623823         9.547222         9.547222         7.936973         7.936973
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            11               7.366338          7.366338         9.232460         9.232460         7.670163         7.670163
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            12               7.118866          7.118866         8.927638         8.927638         7.413309         7.413309
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            13               6.882900          6.882900         8.633085         8.633085         7.167689         7.167689
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            14               6.659106          6.659106         8.348988         8.348988         6.934195         6.934195
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            15               6.447167          6.447167         8.075417         8.075417         6.712623         6.712623
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            16               7.714038          6.246384         8.883289         7.811801         7.921276         6.501967
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            17               7.490087          6.067088         8.601262         7.562175         7.687332         6.311944
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            18               7.274451          5.895022         8.327973         7.321069         7.461892         6.129616
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            19               7.065283          5.728835         8.063091         7.088069         7.243510         5.953228
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            20               6.861458          5.567128         7.806305         6.861967         7.030541         5.781887
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            21               6.661653          5.408986         7.556813         6.642537         6.822445         5.614310
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            22               6.464794          5.253425         7.314421         6.429210         6.617636         5.449947
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            23               6.270710          5.099656         7.078500         6.222172         6.416275         5.287891
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            24               6.079284          4.947868         6.849350         6.021229         6.218176         5.128299
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            25               5.890750          4.797861         6.626794         5.826195         6.023827         4.971113
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            26               5.705040          4.649678         6.410659         5.636893         5.832763         4.816305
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            27               5.522898          4.504032         6.201109         5.453650         5.645711         4.664576
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            28               5.344683          4.361348         5.997622         5.275991         5.462995         4.516156
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            29               5.170680          4.221963         5.800329         5.103941         5.284868         4.371380
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            30               5.001105          4.086269         5.609297         4.937480         5.111516         4.230639
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            31               4.836116          3.954433         5.424047         4.776558         4.942867         4.093959
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            32               4.675997          3.826566         5.244630         4.620750         4.779217         3.961457
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            33               4.520775          3.702732         5.070836         4.470011         4.620597         3.833199
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            34               4.370595          3.583042         4.902664         4.324416         4.467161         3.709205
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            35               4.225394          3.467465         4.740074         4.183848         4.318842         3.589457
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            36               4.085086          3.356021         4.582997         4.048174         4.175553         3.473994
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            37               3.949567          3.248690         4.431647         3.917840         4.037186         3.362809
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            38               3.818941          3.145553         4.285998         3.792813         3.903851         3.256004
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            39               3.693040          3.046504         4.145845         3.673016         3.775375         3.153477
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            40               3.571693          2.951476         4.010977         3.558241         3.651580         3.055167
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            41               3.454900          2.860428         3.881415         3.448537         3.532470         2.960982
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            42               3.342458          2.773184         3.756910         3.343648         3.417834         2.870806
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            43               3.234168          2.689611         3.637120         3.243173         3.307466         2.784401
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            44               3.129908          2.609564         3.521738         3.146753         3.201166         2.701638
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            45               3.029541          2.532930         3.410485         3.054066         3.098808         2.622372
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            46               2.932983          2.459507         3.303261         2.964942         3.000319         2.546412
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            47               2.840076          2.389067         3.199881         2.879156         2.905488         2.473497
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            48               2.750661          2.321491         3.100233         2.796498         2.814220         2.403491
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            49               2.664621          2.256653         3.004132         2.716869         2.726358         2.336319
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            50               2.581834          2.194449         2.911514         2.640204         2.641788         2.271832
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------


       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
         Attained          Male              Male            Female           Female           Unisex           Unisex
            Age       No Tobacco Use     Tobacco User    No Tobacco Use    Tobacco User    No Tobacco Use    Tobacco User

       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            51               2.502245          2.134813         2.822298         2.566383         2.560470         2.209991
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            52               2.425812          2.077736         2.736386         2.495279         2.482337         2.150759
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            53               2.352495          2.023195         2.653757         2.426909         2.407368         2.094123
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            54               2.282258          1.971184         2.574318         2.361224         2.335512         2.040066
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            55               2.215003          1.921607         2.497845         2.298000         2.266657         1.988478
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            56               2.150641          1.874323         2.424204         2.237060         2.200707         1.939204
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            57               2.089041          1.829175         2.353159         2.178160         2.137499         1.892074
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            58               2.030020          1.786005         2.284466         2.121004         2.076846         1.846923
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            59               1.973499          1.744664         2.217941         2.065411         2.018656         1.803579
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            60               1.919419          1.705054         2.153572         2.011322         1.962861         1.761947
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            61               1.867715          1.667166         2.091395         1.958834         1.909430         1.722035
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            62               1.818313          1.631023         2.031522         1.908128         1.858318         1.683884
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            63               1.771222          1.596648         1.974084         1.859457         1.809548         1.647549
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            64               1.726411          1.564046         1.919204         1.812975         1.763101         1.613050
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            65               1.683805          1.533171         1.866818         1.768643         1.718910         1.580343
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            66               1.643300          1.503897         1.816773         1.726291         1.676876         1.549291
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            67               1.604764          1.476075         1.768841         1.685679         1.636838         1.519731
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            68               1.568051          1.449538         1.722783         1.646485         1.598627         1.491460
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            69               1.533054          1.424158         1.678405         1.608508         1.562129         1.464331
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            70               1.499720          1.399895         1.635655         1.571688         1.527284         1.438291
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            71               1.468047          1.376751         1.594581         1.536120         1.494089         1.413350
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            72               1.438063          1.354779         1.555314         1.502053         1.462589         1.389586
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            73               1.409834          1.334059         1.518005         1.469679         1.432868         1.367099
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            74               1.383379          1.314626         1.482760         1.439131         1.404950         1.345937
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            75               1.358636          1.296498         1.449578         1.410430         1.378783         1.326116
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            76               1.335469          1.279631         1.418378         1.383477         1.354239         1.307580
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            77               1.313718          1.263864         1.388992         1.358100         1.331154         1.290152
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            78               1.293201          1.248999         1.361233         1.334088         1.309345         1.273628
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            79               1.273759          1.234861         1.334950         1.311271         1.288648         1.257826
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            80               1.255309          1.221364         1.310065         1.289565         1.268984         1.242660
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            81               1.237839          1.208496         1.286574         1.268966         1.250340         1.228120
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            82               1.221386          1.196307         1.264515         1.249510         1.232759         1.214254
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            83               1.206024          1.184882         1.243944         1.231249         1.216310         1.201144
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            84               1.191790          1.174263         1.224858         1.214302         1.201025         1.188858
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            85               1.178654          1.164403         1.207192         1.198599         1.186864         1.177349
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            86               1.166512          1.155169         1.190822         1.184011         1.173721         1.166496
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            87               1.155226          1.146356         1.175596         1.170379         1.161453         1.156126
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            88               1.144611          1.137856         1.161343         1.157508         1.149880         1.146117
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            89               1.134451          1.129578         1.147875         1.145194         1.138803         1.136350
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            90               1.124540          1.121277         1.134998         1.133196         1.128023         1.126599
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            91               1.114649          1.112675         1.122488         1.121417         1.117328         1.116680
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            92               1.104523          1.103442         1.110106         1.109599         1.106476         1.106325
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            93               1.093858          1.093346         1.097598         1.097460         1.095193         1.095309
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            94               1.082392          1.082252         1.084722         1.084722         1.083237         1.083449
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            95               1.070054          1.070054         1.071362         1.071362         1.070535         1.070696
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            96               1.057074          1.057074         1.057701         1.057701         1.057307         1.057384
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            97               1.044319          1.044319         1.044548         1.044548         1.044405         1.044433
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            98               1.034629          1.034629         1.034629         1.034629         1.034629         1.034629
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            99               1.025648          1.025648         1.025648         1.025648         1.025648         1.025648
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------

--------------------------------------------------------------------------------
The Minimum Required Death Benefit under the Cash Value Accumulation Test is determined by treating the Account Value as if it were a net single premium. We determine the Minimum Required Death Benefit by multiplying the Account Value by factors that are determined for your Policy as of the Policy Date. These factors vary by the attained Age, gender (where permitted), tobacco usage class and risk class of each Insured. The factors shown above are applicable for Insureds in the preferred risk class. The factors for other risk classes are available upon request. Factors for joint life cases depend upon a standard insurance industry method used to derive the applicable factor for both Insureds.

--------------------------------------------------------------------------------

                                   APPENDIX B

                      MULTIPLE FACTORS FOR DETERMINATION OF MINIMUM REQUIRED DEATH BENEFITS -
                             GUIDELINE PREMIUM TEST

                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                        Attained        Corridor         Attained         Corridor         Attained          Female
                          Age            Factors            Age            Factors            Age        No Tobacco Use

                                     ---------------- ---------------- ---------------- ---------------- ----------------
                     ---------------                  ---------------- ----------------
                           0              2.50              33              2.50              66              1.19
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           1              2.50              34              2.50              67              1.18
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           2              2.50              35              2.50              68              1.17
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           3              2.50              36              2.50              69              1.16
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           4              2.50              37              2.50              70              1.15
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           5              2.50              38              2.50              71              1.13
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           6              2.50              39              2.50              72              1.11
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           7              2.50              40              2.50              73              1.09
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           8              2.50              41              2.43              74              1.07
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           9              2.50              42              2.36              75              1.05
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           10             2.50              43              2.29              76              1.05
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           11             2.50              44              2.22              77              1.05
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           12             2.50              45              2.15              78              1.05
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           13             2.50              46              2.09              79              1.05
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           14             2.50              47              2.03              80              1.05
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           15             2.50              48              1.97              81              1.05
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           16             2.50              49              1.91              82              1.05
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           17             2.50              50              1.85              83              1.05
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           18             2.50              51              1.78              84              1.05
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           19             2.50              52              1.71              85              1.05
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           20             2.50              53              1.64              86              1.05
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           21             2.50              54              1.57              87              1.05
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           22             2.50              55              1.50              88              1.05
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           23             2.50              56              1.46              89              1.05
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           24             2.50              57              1.42              90              1.05
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           25             2.50              58              1.38              91              1.04
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           26             2.50              59              1.34              92              1.03
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           27             2.50              60              1.30              93              1.02
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           28             2.50              61              1.28              94              1.01
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           29             2.50              62              1.26              95              1.00
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           30             2.50              63              1.24              96              1.00
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           31             2.50              64              1.22              97              1.00
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                           32             2.50              65              1.20              98              1.00
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------
                                                                                              99              1.00
                     --------------- ---------------- ---------------- ---------------- ---------------- ----------------


--------------------------------------------------------------------------------
The Minimum Required Death Benefit under the Guideline Premium Test is determined by treating the Account Value as if it were a net single premium. We determine the Minimum Required Death Benefit by multiplying the Account Value by a corridor factor. The corridor factors are based on the Insured's age at the beginning of each Policy Year. The corridor factors do not vary by gender, tobacco usage class or risk class of the Insured. Factors for joint life cases are based upon the age of the younger Insured, regardless of whether the younger Insured is alive.

--------------------------------------------------------------------------------

                                   APPENDIX C

              GUARANTEED MAXIMUM MONTHLY COST OF INSURANCE CHARGES

                       (Per $1,000 of Net Amount at Risk)

       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
                           Male             Male             Female           Female           Unisex           Unisex
         Attained     No Tobacco Use    Tobacco User     No Tobacco Use    Tobacco User    No Tobacco Use    Tobacco User

            Age

       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             0              N/A            0.21943            N/A             0.15680            N/A            0.20690
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             1              N/A            0.08587            N/A             0.07003            N/A            0.08254
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             2              N/A            0.08254            N/A             0.06669            N/A            0.07920
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             3              N/A            0.08087            N/A             0.06502            N/A            0.07753
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             4              N/A            0.07753            N/A             0.06419            N/A            0.07503
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             5              N/A            0.07336            N/A             0.06252            N/A            0.07086
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             6              N/A            0.06919            N/A             0.06085            N/A            0.06753
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             7              N/A            0.06502            N/A             0.05919            N/A            0.06419
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             8              N/A            0.06252            N/A             0.05835            N/A            0.06169
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
             9              N/A            0.06169            N/A             0.05752            N/A            0.06085
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            10              N/A            0.06252            N/A             0.05668            N/A            0.06169
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            11              N/A            0.06753            N/A             0.05835            N/A            0.06586
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            12              N/A            0.07670            N/A             0.06085            N/A            0.07336
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            13              N/A            0.08921            N/A             0.06419            N/A            0.08421
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            14              N/A            0.10339            N/A             0.06836            N/A            0.09672
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            15              N/A            0.11841            N/A             0.07253            N/A            0.10923
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            16            0.12342          0.16348          0.07503           0.08421          0.11340          0.14762
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            17            0.13093          0.17517          0.07753           0.08838          0.12008          0.15847
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            18            0.13593          0.18435          0.08004           0.09255          0.12509          0.16598
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            19            0.13927          0.19020          0.08254           0.09505          0.12759          0.17183
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            20            0.14011          0.19354          0.08421           0.09755          0.12926          0.17433
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            21            0.13844          0.19354          0.08587           0.09922          0.12759          0.17517
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            22            0.13593          0.19020          0.08671           0.10172          0.12592          0.17266
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            23            0.13260          0.18686          0.08838           0.10423          0.12342          0.17016
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            24            0.12926          0.18185          0.09004           0.10673          0.12175          0.16682
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            25            0.12509          0.17600          0.09171           0.10923          0.11841          0.16265
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            26            0.12258          0.17266          0.09422           0.11340          0.11674          0.16098
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            27            0.12091          0.17099          0.09588           0.11674          0.11591          0.16014
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            28            0.12008          0.17099          0.09839           0.12091          0.11591          0.16098
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            29            0.12008          0.17350          0.10172           0.12592          0.11674          0.16432
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            30            0.12091          0.17767          0.10423           0.13176          0.11758          0.16849
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            31            0.12342          0.18352          0.10756           0.13677          0.12008          0.17433
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            32            0.12675          0.19103          0.11090           0.14261          0.12342          0.18185
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            33            0.13176          0.20106          0.11507           0.15012          0.12842          0.19103
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            34            0.13760          0.21275          0.12008           0.15847          0.13427          0.20189
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            35            0.14428          0.22695          0.12592           0.16765          0.14094          0.21525
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            36            0.15179          0.24366          0.13427           0.18185          0.14845          0.23113
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            37            0.16181          0.26455          0.14428           0.19855          0.15847          0.25118
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            38            0.17266          0.28796          0.15513           0.21776          0.16932          0.27375
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            39            0.18435          0.31471          0.16682           0.23865          0.18101          0.29966
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            40            0.19855          0.34566          0.18101           0.26372          0.19521          0.32893
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            41            0.21358          0.37912          0.19604           0.29046          0.21024          0.36155
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            42            0.22946          0.41595          0.21108           0.31722          0.22611          0.39586
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            43            0.24700          0.45614          0.22611           0.34398          0.24282          0.43353
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            44            0.26622          0.50054          0.24115           0.37076          0.26121          0.47457
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            45            0.28796          0.54748          0.25787           0.39921          0.28210          0.51814
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            46            0.31137          0.59612          0.27542           0.42851          0.30384          0.56257
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            47            0.33646          0.64898          0.29464           0.45866          0.32809          0.61038
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            48            0.36406          0.70607          0.31471           0.49133          0.35402          0.66325
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            49            0.39419          0.76824          0.33729           0.52736          0.38247          0.71951
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            50            0.42851          0.83718          0.36239           0.56592          0.41511          0.78253
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            51            0.46787          0.91543          0.39000           0.60702          0.45196          0.85316
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------


       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
                           Male             Male             Female           Female           Unisex           Unisex
         Attained     No Tobacco Use    Tobacco User     No Tobacco Use    Tobacco User    No Tobacco Use    Tobacco User

            Age

       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            52            0.51311          1.00386          0.42181           0.65401          0.49468          0.93311
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            53            0.56509          1.10418          0.45698           0.70607          0.54329          1.02324
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            54            0.62296          1.21391          0.49300           0.75899          0.59696          1.12105
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            55            0.68759          1.33137          0.53155           0.81363          0.65653          1.22488
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            56            0.75815          1.45577          0.57012           0.86746          0.72035          1.33391
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            57            0.83297          1.58711          0.60786           0.91795          0.78757          1.44815
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            58            0.91627          1.72545          0.64562           0.96763          0.86157          1.56676
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            59            1.00976          1.87420          0.68843           1.02071          0.94405          1.69403
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            60            1.11430          2.04024          0.73883           1.08394          1.03757          1.83678
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            61            1.23080          2.22793          0.80102           1.16325          1.14299          1.99934
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            62            1.36520          2.43998          0.87840           1.26544          1.26544          2.18524
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            63            1.51760          2.67741          0.97353           1.38974          1.40497          2.39462
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            64            1.68724          2.93784          1.08057           1.52862          1.56083          2.62421
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            65            1.87335          3.21456          1.19617           1.67535          1.73224          2.86729
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            66            2.07519          3.50512          1.31615           1.82487          1.91589          3.12050
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            67            2.29201          3.80705          1.43883           1.96953          2.11100          3.37962
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            68            2.52819          4.12480          1.56592           2.11612          2.32278          3.64902
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            69            2.79077          4.47081          1.70761           2.27577          2.55733          3.94098
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            70            3.08860          4.85419          1.87420           2.46481          2.82343          4.26532
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            71            3.42980          5.28689          2.07775           2.70488          3.13085          4.63554
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            72            3.82530          5.77849          2.32791           2.99984          3.49040          5.06103
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            73            4.27493          6.32638          2.62850           3.35194          3.90095          5.53811
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            74            4.77159          6.93068          2.97572           3.75492          4.35708          6.06583
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            75            5.30544          7.58072          3.36491           4.19722          4.84979          6.63341
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            76            5.87269          8.25008          3.78793           4.66976          5.37438          7.21630
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            77            6.46947          8.92720          4.24349           5.16595          5.92694          7.80753
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            78            7.09996          9.61687          4.73909           5.69327          6.51244          8.40997
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            79            7.78482         10.34362          5.29130           6.27100          7.15045          9.04869
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            80            8.54724         11.13283          5.92338           6.92258          7.86386          9.74764
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            81            9.40951         12.00894          6.65582           7.66774          8.67463         10.53068
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            82           10.39222         12.98985          7.50735           8.52252          9.60297         11.41509
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            83           11.49455         14.06239          8.47766           9.51961         10.64779         12.40384
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            84           12.69876         15.19328          9.55943          10.61311         11.79409         13.46162
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            85           13.98063         16.34562          10.74440         11.78935         13.02257         14.56335
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            86           15.32651         17.49176          12.02798         13.04182         14.32180         15.69269
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            87           16.71801         18.68356          13.41230         14.36087         15.68277         16.87966
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            88           18.15089         19.94244          14.90282         15.75618         17.10607         18.14273
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            89           19.64755         21.21198          16.51661         17.23007         18.61283         19.45082
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            90           21.23308         22.51167          18.27329         18.89300         20.23100         20.86977
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            91           22.94951         23.88390          20.22265         20.71856         22.00462         22.41430
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            92           24.87000         25.50217          22.45281         22.78829         24.01446         24.21830
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            93           27.20133         27.62219          25.14857         25.28211         26.46176         26.49647
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            94           30.42888         30.59762          28.73602         28.73602         29.81058         29.68976
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            95           35.49222         35.49222          34.15815         34.15815         34.99881         34.83496
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            96           44.51508         44.51508          43.54279         43.54279         44.15279         44.03236
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            97           62.83141         62.83141          62.19405         62.19405         62.59184         62.51383
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            98           83.33333         83.33333          83.33333         83.33333         83.33333         83.33333
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------
            99           83.33333         83.33333          83.33333         83.33333         83.33333         83.33333
       -------------- ---------------- ---------------- ----------------- ---------------- ---------------- ----------------

--------------------------------------------------------------------------------
We base the guaranteed maximum cost of insurance charges on the sex distinct 1980 Commissioners Standard Ordinary Ultimate Mortality Smoker/Non-Smoker Table, age last birthday unless unisex charges apply. If unisex charges apply, a unisex variation of that table is used. The amounts shown are per $1,000 of Net Amount at Risk. The guaranteed maximum cost of insurance charge depends on the tobacco usage class and risk class of each Insured. The charges shown above are applicable for Insureds in the preferred risk class. The guaranteed maximum cost of insurance charges for other risk classes are available upon request. Charges for substandard risk classes are based on a multiple of the table rates. Cost of insurance charges for joint life cases are determined using a standard insurance industry method used to derive the applicable charge based on the applicable cost of insurance charge for both Insureds.

--------------------------------------------------------------------------------

                                   APPENDIX D

                     CURRENT MONTHLY COST OF INSURANCE RATES

                       (per $1,000 of Net Amount at Risk)

       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
                           Male              Male            Female           Female           Unisex           Unisex
         Attained     No Tobacco Use     Tobacco User    No Tobacco Use    Tobacco User    No Tobacco Use    Tobacco User

            Age

       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             0            0.08329          0.08329           0.04935          0.04935          0.07820          0.07820
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             1            0.02787          0.02787           0.01969          0.01969          0.02664          0.02664
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             2            0.02787          0.02787           0.01969          0.01969          0.02664          0.02664
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             3            0.02787          0.02787           0.01969          0.01969          0.02664          0.02664
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             4            0.02787          0.02787           0.01969          0.01969          0.02664          0.02664
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             5            0.02787          0.02787           0.01969          0.01969          0.02664          0.02664
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             6            0.02787          0.02787           0.01969          0.01969          0.02664          0.02664
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             7            0.02787          0.02787           0.01969          0.01969          0.02664          0.02664
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             8            0.02787          0.02787           0.01969          0.01969          0.02664          0.02664
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             9            0.02787          0.02787           0.01969          0.01969          0.02664          0.02664
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            10            0.02787          0.02787           0.01969          0.01969          0.02664          0.02664
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            11            0.03181          0.03181           0.02044          0.02044          0.03010          0.03010
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            12            0.03575          0.03575           0.02119          0.02119          0.03356          0.03356
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            13            0.03969          0.03969           0.02195          0.02195          0.03703          0.03703
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            14            0.04363          0.04363           0.02270          0.02270          0.04049          0.04049
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            15            0.04757          0.04757           0.02345          0.02345          0.04395          0.04395
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            16            0.05017          0.08451           0.02350          0.03350          0.04600          0.07701
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            17            0.05034          0.08484           0.02367          0.03367          0.04617          0.07734
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            18            0.05050          0.08517           0.02383          0.03383          0.04634          0.07767
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            19            0.05067          0.08551           0.02400          0.03400          0.04650          0.07801
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            20            0.05084          0.08584           0.02417          0.03417          0.04667          0.07834
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            21            0.05100          0.08634           0.02417          0.03417          0.04684          0.07884
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            22            0.05117          0.08684           0.02417          0.03417          0.04700          0.07934
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            23            0.05134          0.08734           0.02417          0.03417          0.04717          0.07984
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            24            0.05150          0.08784           0.02417          0.03417          0.04734          0.08034
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            25            0.05167          0.08834           0.02417          0.03417          0.04750          0.08084
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            26            0.05217          0.08917           0.02433          0.03500          0.04800          0.08151
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            27            0.05267          0.09001           0.02450          0.03583          0.04850          0.08217
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            28            0.05317          0.09084           0.02467          0.03667          0.04900          0.08284
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            29            0.05367          0.09168           0.02483          0.03750          0.04950          0.08351
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            30            0.05417          0.09251           0.02500          0.03833          0.05000          0.08417
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            31            0.05467          0.09351           0.02600          0.04017          0.05050          0.08534
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            32            0.05517          0.09451           0.02700          0.04200          0.05100          0.08651
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            33            0.05567          0.09551           0.02800          0.04384          0.05150          0.08767
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            34            0.05617          0.09651           0.02900          0.04567          0.05200          0.08884
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            35            0.05667          0.09751           0.03000          0.04750          0.05250          0.09001
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            36            0.06017          0.10718           0.03250          0.05350          0.05584          0.09918
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            37            0.06367          0.11685           0.03500          0.05950          0.05917          0.10835
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            38            0.06717          0.12652           0.03750          0.06550          0.06250          0.11751
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            39            0.07067          0.13619           0.04000          0.07151          0.06584          0.12668
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            40            0.07417          0.14585           0.04250          0.07751          0.06917          0.13585
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            41            0.08051          0.16619           0.04700          0.08667          0.07534          0.15436
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            42            0.08684          0.18653           0.05150          0.09584          0.08151          0.17286
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            43            0.09318          0.20688           0.05600          0.10501          0.08767          0.19137
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            44            0.09951          0.22722           0.06050          0.11418          0.09384          0.20988
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            45            0.10584          0.24756           0.06500          0.12335          0.10001          0.22839
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            46            0.11568          0.27458           0.07101          0.13535          0.10918          0.25323
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            47            0.12552          0.30159           0.07701          0.14736          0.11835          0.27808
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            48            0.13535          0.32861           0.08301          0.15936          0.12752          0.30293
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            49            0.14519          0.35563           0.08901          0.17136          0.13669          0.32777
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            50            0.15502          0.38265           0.09501          0.18337          0.14585          0.35262
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            51            0.17036          0.41984           0.10418          0.20087          0.16036          0.38682
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------



                          Male              Male            Female           Female           Unisex           Unisex
         Attained     No Tobacco Use     Tobacco User    No Tobacco Use    Tobacco User    No Tobacco Use    Tobacco User

            Age

       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            52            0.18570          0.45704           0.11335          0.21838          0.17486          0.42101
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            53            0.20104          0.49424           0.12252          0.23589          0.18937          0.45521
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            54            0.21638          0.53145           0.13168          0.25340          0.20387          0.48941
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            55            0.23172          0.56866           0.14085          0.27091          0.21838          0.52361
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            56            0.25140          0.60837           0.15019          0.28675          0.23656          0.55981
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            57            0.27107          0.64809           0.15953          0.30259          0.25473          0.59602
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            58            0.29075          0.68781           0.16886          0.31843          0.27291          0.63223
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            59            0.31043          0.72753           0.17820          0.33428          0.29108          0.66845
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            60            0.33011          0.76725           0.18754          0.35012          0.30926          0.70466
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            61            0.35880          0.81049           0.20404          0.37898          0.33611          0.74589
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            62            0.38748          0.85373           0.22055          0.40783          0.36297          0.78712
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            63            0.41617          0.89697           0.23706          0.43669          0.38982          0.82835
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            64            0.44486          0.94022           0.25356          0.46555          0.41667          0.86959
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            65            0.47356          0.98347           0.27007          0.49441          0.44353          0.91083
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            66            0.53712          1.08534           0.30776          0.52861          0.50309          1.00234
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            67            0.60069          1.18724           0.34545          0.56282          0.56265          1.09386
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            68            0.66427          1.28916           0.38315          0.59702          0.62222          1.18540
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            69            0.72786          1.39110           0.42084          0.63123          0.68180          1.27696
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            70            0.79146          1.49306           0.45854          0.66544          0.74138          1.36854
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            71            0.92018          1.65457           0.53595          0.76976          0.86241          1.52148
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            72            1.04893          1.81613           0.61338          0.87410          0.98347          1.67447
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            73            1.17772          1.97774           0.69081          0.97846          1.10455          1.82750
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            74            1.30654          2.13940           0.76826          1.08284          1.22567          1.98058
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            75            1.43539          2.30112           0.84571          1.18724          1.34681          2.13371
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            76            1.71862          2.55870           1.10171          1.44041          1.62597          2.39070
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            77            2.00200          2.81641           1.35784          1.69370          1.90529          2.64783
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            78            2.28555          3.07426           1.61410          1.94712          2.18476          2.90508
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            79            2.56925          3.33223           1.87049          2.20067          2.46439          3.16247
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            80            2.85312          3.59034           2.12701          2.45434          2.74418          3.41999
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            81            3.37418          4.14528           2.50727          2.90911          3.24416          3.95978
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            82            3.89578          4.70083           2.88782          3.36428          3.74464          4.50016
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            83            4.41793          5.25699           3.26865          3.81987          4.24562          5.04112
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            84            4.94062          5.81377           3.64977          4.27587          4.74710          5.58266
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            85            5.46386          6.37117           4.03119          4.73229          5.24908          6.12478
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            86            6.12225          7.09296           4.57736          5.16454          5.89049          6.80314
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            87            6.78151          7.81578           5.12412          5.59715          6.53273          7.48240
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            88            7.44164          8.53964           5.67148          6.03014          7.17579          8.16259
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            89            8.10262          9.26454           6.21944          6.46351          7.81967          8.84369
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            90            8.76448          9.99049           6.76800          6.89725          8.46438          9.52572
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            91            9.46270          10.84979          7.39512          7.53637          9.15200         10.35173
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            92           10.16189          11.71055          8.02302          8.17631          9.84056         11.17909
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            93           10.86205          12.57278          8.65171          8.81706         10.53006         12.00781
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            94           11.56318          13.43648          9.28118          9.45863         11.22050         12.83789
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            95           12.26528          14.30165          9.91144         10.10101         11.91189         13.66933
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            96           12.89876          15.04173         10.51321         10.71356         12.54048         14.39014
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            97           13.53303          15.78290         11.11570         11.32686         13.16986         15.11197
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            98           14.16810          16.52514         11.71891         11.94090         13.80001         15.83483
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            99           14.80396          17.26847         12.32284         12.55569         14.43096         16.55873
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------

--------------------------------------------------------------------------------
The amounts shown above are current rates per $1,000 of Net Amount at Risk as of the date of this Prospectus. To determine the current monthly cost of insurance charge we multiply these rates by the Net Amount at Risk. To that product, we add the current cost of insurance fee. The charges shown above are applicable for Insureds in the preferred risk class. The current monthly cost of insurance charges for other risk classes are available upon request. Cost of insurance charges for joint life cases are determined using a standard insurance industry method used to derive the applicable charge based on the applicable cost of insurance charge for both Insureds. Current monthly cost of insurance rates for specific proposed joint Insureds are also available on request.

--------------------------------------------------------------------------------

                                   APPENDIX E

   DESCRIPTION OF THE CALCULATION OF CURRENT MONTHLY COST OF INSURANCE CHARGES

We determine the current monthly cost of insurance rate, the currently monthly cost of insurance fee and any underwriting factor as follows:

     1. Current monthly cost of insurance rate: The rate depends on a number of factors, as follows.

          a. For Policies with One Insured: The rates depend on the tobacco usage class and risk class of the Insured(s), the Age and, where permissible, gender of the Insured.

          b.   For  Policies  with  Two  Insureds:   The  rates  depend  on  the
               individual current monthly cost of insurance rates for each Insured.

     2. Current monthly cost of insurance fee: The cost of insurance fee is calculated using a "constant", currently $12.00.

     3. Underwriting factor: We reserve the right to multiply the current cost of insurance rate by an underwriting factor. The underwriting factor for Policies that are fully underwritten would be one, which results in no change to the rate.

The following is an example of how we calculate the monthly cost of insurance deduction. Assume for this example that: (1) the Policy is issued using Option I with a Specified Amount of $80,000; (2) on the applicable Monthly Processing Day, the Death Benefit equals the Specified Amount; (3) the then current Account Value is $10,000; (4) there is one male Insured, who is currently Age 55 (gender specific cost of insurance rates are used); and (5) the Insured is in the "no tobacco usage" class and is in the preferred risk class.

          (a) We look up the current monthly cost of insurance rate for the Insured. As of the date of this Prospectus, the current monthly cost of insurance rate for a 55 year old male nonsmoker Insured is $.23172 per thousand of Net Amount at Risk.

          (b) If applicable, we multiply the rate shown in (a) times the applicable current underwriting factor.

          (c) We multiply (a), or, if applicable, the result of (b), times the Net Amount at Risk*. The result is 16.16.

          (d) We add the current "constant" of $12.00 to (c), resulting in $28.16.

          (e) We look up the contractually guaranteed maximum monthly cost of insurance charge for the Insured. In this case, we look up the charge for a 55 year old male in the "no tobacco usage" class and the preferred risk class. That charge is .68759 per $1,000 Net Amount at Risk.

          (f) We multiply the rate shown in (e) times the Net Amount at Risk*. The result is $47.95.

          (g) We compare the result in (d) and (f). The lower of the two amounts is the current monthly cost of insurance for the Insured. In this example, the current cost of insurance is, therefore, $28.16.

* We determine the Net Amount at Risk for purposes of determining cost of insurance charges by subtracting the Account Value from the Death Benefit discounted to the beginning of the Policy Month at the rate of 4% per year. In this example, the Amount at Risk is $69,739.

                                   APPENDIX F

        MAXIMUM ANNUAL ASSESSABLE PREMIUMS PER $1,000 OF SPECIFIED AMOUNT

       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
                           Male              Male            Female           Female           Unisex           Unisex
           Issue      No Tobacco Use     Tobacco User    No Tobacco Use    Tobacco User    No Tobacco Use    Tobacco User

            Age

       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             0              N/A             15.27              N/A             12.22             N/A             14.67
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             1              N/A             15.48              N/A             12.42             N/A             14.88
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             2              N/A             15.94              N/A             12.79             N/A             15.33
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             3              N/A             16.44              N/A             13.19             N/A             15.80
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             4              N/A             16.95              N/A             13.60             N/A             16.30
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             5              N/A             17.50              N/A             14.03             N/A             16.82
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             6              N/A             18.07              N/A             14.48             N/A             17.37
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             7              N/A             18.67              N/A             14.95             N/A             17.95
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             8              N/A             19.31              N/A             15.45             N/A             18.56
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
             9              N/A             19.98              N/A             15.97             N/A             19.20
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            10              N/A             20.68              N/A             16.51             N/A             19.87
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            11              N/A             21.41              N/A             17.07             N/A             20.56
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            12              N/A             22.17              N/A             17.66             N/A             21.29
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            13              N/A             22.94              N/A             18.26             N/A             22.03
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            14              N/A             23.73              N/A             18.89             N/A             22.78
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            15              N/A             24.53              N/A             19.53             N/A             23.55
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            16             20.48            25.33             17.75            20.19            19.94            24.32
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            17             21.09            26.09             18.33            20.86            20.55            25.06
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            18             21.72            26.85             18.94            21.55            21.17            25.81
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            19             22.36            27.63             19.56            22.26            21.81            26.58
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            20             23.03            28.44             20.21            23.00            22.47            27.36
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            21             23.72            29.26             20.87            23.76            23.15            28.18
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            22             24.44            30.13             21.57            24.55            23.87            29.03
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            23             25.19            31.03             22.29            25.37            24.61            29.91
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            24             25.98            31.98             23.03            26.22            25.40            30.84
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            25             26.81            32.98             23.81            27.10            26.21            31.82
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            26             27.68            34.03             24.62            28.02            27.07            32.84
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            27             28.60            35.13             25.45            28.96            27.97            33.91
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            28             29.55            36.28             26.32            29.94            28.91            35.03
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            29             30.55            37.49             27.21            30.96            29.88            36.20
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            30             31.59            38.74             28.14            32.01            30.90            37.41
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            31             32.67            40.05             29.11            33.10            31.96            38.67
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            32             33.79            41.40             30.11            34.22            33.06            39.98
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            33             34.96            42.81             31.15            35.39            34.20            41.33
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            34             36.17            44.26             32.23            36.60            35.39            42.74
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            35             37.43            45.77             33.34            37.84            36.61            44.19
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            36             38.73            47.32             34.50            39.14            37.88            45.69
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            37             40.07            48.93             35.69            40.47            39.20            47.24
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            38             41.46            50.58             36.92            41.83            40.55            48.84
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            39             42.89            52.28             38.18            43.23            41.95            50.48
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            40             44.38            54.03             39.49            44.67            43.40            52.16
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            41             45.90            55.83             40.83            46.13            44.89            53.89
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            42             47.48            57.66             42.20            47.62            46.42            55.66
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            43             49.10            59.55             43.62            49.15            48.00            57.47
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            44             50.78            61.48             45.07            50.70            49.63            59.32
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            45             52.50            63.45             46.57            52.29            51.32            61.21
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            46             54.28            65.47             48.12            53.93            53.05            63.14
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            47             56.11            67.54             49.71            55.60            54.83            65.13
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            48             58.00            69.66             51.35            57.31            56.67            67.17
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            49             59.96            71.85             53.04            59.08            58.57            69.26
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            50             61.97            74.09             54.79            60.88            60.53            71.41
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            51             64.05            76.41             56.58            62.74            62.55            73.61
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            52             66.19            78.78             58.43            64.64            64.63            75.88
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------



                          Male              Male            Female           Female           Unisex           Unisex
           Issue      No Tobacco Use     Tobacco User    No Tobacco Use    Tobacco User    No Tobacco Use    Tobacco User

            Age

       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            53             68.39            81.21             60.32            66.57            66.77            78.19
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            54             70.66            83.69             62.26            68.55            68.96            80.55
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            55             72.99            86.22             64.25            70.56            71.22            82.95
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            56             75.38            88.80             66.30            72.61            73.54            85.40
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            57             77.84            91.45             68.40            74.72            75.92            87.90
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            58             80.38            94.16             70.58            76.90            78.38            90.47
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            59             83.00            96.97             72.84            79.18            80.91            93.13
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            60             85.70            99.88             75.20            81.56            83.54            95.88
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            61             88.50            102.91            77.66            84.05            86.26            98.74
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            62             91.40            106.03            80.21            86.65            89.07           101.70
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            63             94.38            109.25            82.85            89.33            91.96           104.73
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            64             97.46            112.56            85.55            92.06            94.95           107.83
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            65            100.63            115.93            88.32            94.84            98.01           110.99
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            66            103.90            119.40            91.15            97.66           101.17           114.21
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            67            107.30            122.98            94.07           100.57           104.43           117.53
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            68            110.85            126.72            97.12           103.62           107.84           120.98
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            69            114.60            130.67           100.34           106.85           111.43           124.62
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            70            118.55            134.87           103.76           110.32           115.22           128.48
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            71            122.74            139.33           107.40           114.06           119.24           132.59
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            72            127.16            144.06           111.27           118.05           123.48           136.93
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            73            131.80            149.01           115.36           122.26           127.92           141.47
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            74            136.63            154.15           119.65           126.66           132.55           146.18
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            75            141.64            156.53           124.15           131.24           137.35           151.01
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            76            146.86            156.00           128.86           136.01           142.36           155.77
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            77            149.50            155.48           133.84           141.01           147.63           154.88
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            78            148.62            155.07           139.18           146.34           148.31           154.06
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            79            147.95            154.86           143.80           146.45           147.44           153.38
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
            80            147.53            154.81           142.69           145.54           146.79           152.84
       -------------- ---------------- ----------------- ---------------- ---------------- ---------------- ----------------


--------------------------------------------------------------------------------
The Maximum Annual Assessable Premium depends on the Age, tobacco usage class, risk class and, where permitted, gender of the Insured. The amounts shown above are applicable for Insureds in the preferred risk class. The Maximum Annual Assessable Premium for Insureds in a substandard risk class are higher than for Insureds in a preferred risk class.

--------------------------------------------------------------------------------

                                   APPENDIX G

             HYPOTHETICAL ILLUSTRATION OF ACCELERATED DEATH BENEFIT

The following are hypothetical illustrations of the impact of payments made to the Insured under the accelerated death benefit provision of the Policy. The first hypothetical illustration assumes the Insured is a female, age 45 as of the Policy Date. The second hypothetical illustration assumes the Insured is a male, age 65 as of the Policy Date. The following other assumptions apply to both hypothetical illustrations:

          1. Premiums of $5,000 per year were paid as of the first day of each Policy Year, and the premium tax charged on each Premium was 1.75%. DAC tax also was charged in relation to each Premium.

          2. Each Policy was issued in the no tobacco usage class and preferred risk class. Cost of insurance rates differ by gender and there is no change to the current cost of insurance rates during the period covered by the example.

          3. The Death Benefit Option in effect throughout the life of the Policy is Option I.

          4. The Specified Amount is $100,000 and has remained constant since the Policy Date.

          5. The provision is exercised as of the day preceding the 10th Policy Anniversary.

          6. The investment options in which Account Value was allocated have grown on a constant basis since the Policy Date at an annualized rate of 8% per year.

          7. There have been no loans or loan repayments and no amounts have been withdrawn.

          8. 50% of the maximum available amount is taken pursuant to the accelerated death benefit provision.

          9. The 12-month interest rate discount used in the calculation of the benefit assumes interest at 6% per year, compounded yearly.


                                                                  ------------------------- -------------------------
                                                                       Female Age 45              Male Age 65
         -------------------------------------------------------- ------------------------- -------------------------
         -------------------------------------------------------- ------------------------- -------------------------
         Account Value Before the Accelerated Death Benefit is            $62,103                   $54,697
         Paid
         -------------------------------------------------------- ------------------------- -------------------------
         -------------------------------------------------------- ------------------------- -------------------------
         Cash Value Before the Accelerated Death Benefit is Paid          $61,638                   $54,197
         -------------------------------------------------------- ------------------------- -------------------------
         -------------------------------------------------------- ------------------------- -------------------------
         Maximum Amount Available For a Loan Before the                   $55,474                   $48,777
         Accelerated Death Benefit is Paid
         -------------------------------------------------------- ------------------------- -------------------------
         -------------------------------------------------------- ------------------------- -------------------------
         Specified Amount Before the Accelerated Death Benefit            $100,000                  $100,000
         is Paid
         -------------------------------------------------------- ------------------------- -------------------------
         -------------------------------------------------------- ------------------------- -------------------------
         Minimum Required Death Benefit Before the Accelerated            $155,517                  $74,430
         Death Benefit is Paid
         -------------------------------------------------------- ------------------------- -------------------------
         -------------------------------------------------------- ------------------------- -------------------------
         Guaranteed Minimum Death Benefit Before the                      $59,267                   $52,795
         Accelerated Death Benefit is Paid
         -------------------------------------------------------- ------------------------- -------------------------
         -------------------------------------------------------- ------------------------- -------------------------
         Death Benefit Before the Accelerated Death Benefit is            $155,517                  $100,000
         Paid
         -------------------------------------------------------- ------------------------- -------------------------
         -------------------------------------------------------- ------------------------- -------------------------
         Maximum Amount Available as the Accelerated Death                $77,759                   $50,000
         Benefit
         -------------------------------------------------------- ------------------------- -------------------------
         -------------------------------------------------------- ------------------------- -------------------------
         Amount of Accelerated Death Benefit                              $38,879                   $25,000
         -------------------------------------------------------- ------------------------- -------------------------
         -------------------------------------------------------- ------------------------- -------------------------
         Amount Paid as the Accelerated  Death Benefit                    $36,679                   $23,585
         -------------------------------------------------------- ------------------------- -------------------------
         -------------------------------------------------------- ------------------------- -------------------------
         Account Value After the Accelerated Death Benefit is             $46,577                   $41,023
         Paid
         -------------------------------------------------------- ------------------------- -------------------------
         -------------------------------------------------------- ------------------------- -------------------------
         Cash Value After the Accelerated Death Benefit is Paid           $46,229                   $40,648
         -------------------------------------------------------- ------------------------- -------------------------
         -------------------------------------------------------- ------------------------- -------------------------
         Maximum Amount Available For a Loan After the                    $41,606                   $36,583
         Accelerated Death Benefit is Paid
         -------------------------------------------------------- ------------------------- -------------------------
         -------------------------------------------------------- ------------------------- -------------------------
         Specified Amount After the Accelerated Death Benefit             $75,000                   $75,000
         is Paid
         -------------------------------------------------------- ------------------------- -------------------------
         -------------------------------------------------------- ------------------------- -------------------------
         Minimum Required Death Benefit After the Accelerated             $116,637                  $55,822
         Death Benefit is Paid
         -------------------------------------------------------- ------------------------- -------------------------
         -------------------------------------------------------- ------------------------- -------------------------
         Guaranteed Minimum Death Benefit After the Accelerated           $44,450                   $39,596
         Death Benefit is Paid
         -------------------------------------------------------- ------------------------- -------------------------

ADDITIONAL   INFORMATION:   Inquiries   will  be   answered   by  calling   your
representative or by writing to:

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

                                       at

                                  P.O. Box 883
                           Shelton, Connecticut 06484

                                       or

                           customerservice@Skandia.com

Issued by:                                                          Serviced at:

AMERICAN SKANDIA LIFE                                      AMERICAN SKANDIA LIFE
ASSURANCE CORPORATION                                      ASSURANCE CORPORATION
One Corporate Drive                                                 P.O. Box 883
Shelton, Connecticut 06484                            Shelton, Connecticut 06484
Telephone: 1-800-752-6342                              Telephone: 1-800-752-6342
http://www.AmericanSkandia.com                    http://www.AmericanSkandia.com

                                 Distributed by:

                    AMERICAN SKANDIA MARKETING, INCORPORATED

                               One Corporate Drive

                           Shelton, Connecticut 06484

                             Telephone: 203-926-1888

                         http://www.AmericanSkandia.com



Champion IIB

                           PART II - OTHER INFORMATION

                       CONTENTS OF REGISTRATION STATEMENT

         This  registration   statement   comprises  the  following  papers  and
documents:

         The facing sheet.

         The prospectus consisting of 68 pages.

         Representations and Undertakings.

         The signatures.

         Written consents of the following persons:

         Legal Counsel              TO BE FILED BY AMENDMENT
         Ernst & Young LLP          TO BE FILED BY AMENDMENT
         Corporate Actuary          TO BE FILED BY AMENDMENT

         The following exhibits which correspond to those required by paragraph A of the instructions for exhibits to Form N-8B-2:

         1.       A.       (1)      Resolution of the Board of Directors of the Company are incorporated by reference to Registration Statement No. 333-38119 filed via EDGAR October 17, 1997.

                           (2)      Not applicable.

                           (3)      Distributing contracts:
                                    (a)     Principal Underwriting Agreement incorporated by reference to Registration Statement No. 333-38119 filed via EDGAR October 17, 1997.
                                    (b)     Form of Revised Dealer Agreement being filed via EDGAR
                                            with Post-Effective Amendment No. 7 to Registration
                                            Statement No. 33-87010 on April 24, 1998.
                                    (c)     Not applicable.

                           (4)      Not applicable.

                           (5)      Form of Flexible Premium Variable Life Insurance Policy
                                    (a)     Single Life Version                         FILED HEREWITH
                                    (b)     Last Survivor Version                       FILED HEREWITH
                                    (c)     Endorsement-Accelerated Death Benefit       FILED HEREWITH
                                    (d)     Endorsement-Guaranteed Continuation Provision
                                                                                        FILED HEREWITH
                                    (e)     Endorsement-Medically-Related Waiver        FILED HEREWITH


                           (6)    Articles of Incorporation and By-laws of American Skandia Life Assurance Corporation, incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement No. 33-87010, filed VIA
                                  EDGAR on March 2, 1998.

                           (7)      Not applicable.

                           (8)      Not applicable.

                           (9)      Other material contracts.          Not applicable

                           (10)     Form of  Application  for  Flexible  Premium
                                    Variable Life Insurance  Policy.                      TO BE FILED BY AMENDMENT

                           (11)     Memorandum describing transfer and redemption procedures.             FILED HEREWITH



         2.       Opinion and Consent of Counsel.             TO BE FILED BY AMENDMENT

         3.       No financial statements are to be omitted from the prospectus pursuant to instruction 1(b) or 1(c) of the instructions as to the prospectus.

         4.       Not applicable.

         5.       Financial Data Schedules.                            TO BE FILED BY AMENDMENT

         6.       Not applicable.

         7.       Opinion and Consent of certifying actuary.           TO BE FILED BY AMENDMENT

         8.       Opinion and Consent of Ernst & Young LLP             TO BE FILED BY AMENDMENT

         9.       Powers of Attorney are incorporated by reference to Registration Statement No.
                  333-38119 filed via EDGAR October 17, 1997.


                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     RULE 484 UNDERTAKING ON INDEMNIFICATION

Article XIII of the By-laws of American Skandia Life Assurance Corporation, a Connecticut corporation, (the "Corporation") provides for indemnification of its officers, directors, and employees as follows:

SECTION 1.         Proceedings Other Than by or in the Right of the Corporation.
                   ------------------------------------------------------------

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigate (other than an action by or in the right of the Corporation) by reason of the fact that he, or the person whose representative he is, is or was a shareholder, director, officer, employee or agent of the Corporation, or is or was serving solely at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, penalties, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person is successful on the merits in the defense of the proceeding or as provided in
Section 3 hereof, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, the person had no reasonable cause to believe his conduct was unlawful or if upon application to the court as provided in Section 5 hereof, the court shall have determined that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine; except that, in connection with an alleged claim based upon his purchase or sale of securities of the Corporation or of another enterprise, which he serves or served at the request of the Corporation, the Corporation shall only indemnify such person after the court shall have determined, on application as provided in
Section 5 hereof, that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation or of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust, or, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

SECTION 2.                 Proceedings by or in the Right of the Corporation.
                           -------------------------------------------------

The Corporation shall indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by or in the right of the Corporation, to procure a judgment in its favor by reason of the fact that he, or the person whose legal representative he is, is or was a shareholder, director, officer, employee or agent of the Corporation, or is or was serving solely at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or enterprise, against expenses (including attorney fees) actually and reasonably incurred by him in connection with such proceeding in relation to matters as to which such person, or the person whose legal representative his is, is finally adjudged not to have breached his duty to the Corporation, or where the court, on application as provided in Section 6 hereof, shall have determined that in view or all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The Corporation shall not so indemnify any such person for amounts paid to the Corporation, to a plaintiff or to counsel for a plaintiff in settling or otherwise disposing of a proceeding, with or without court approval; or for expenses incurred in defending a proceeding which is settled or otherwise disposed of without court approval.

SECTION 3.                 Determination of Right of Indemnification.
                           -----------------------------------------

The conclusion provided for in Section 1 hereof may be reached by any of the following: (1) The Board of Directors of the Corporation by a consent in writing signed by a majority of those directors who were not parties to such proceeding;
(2) independent legal counsel selected by a consent in writing signed by a majority of those directors who were not parties to such proceeding; (3) in the case of any employee or agent who is not an officer or director of the Corporation, the Corporation's general counsel; or (4) the shareholders of the Corporation by the affirmative vote of at least a majority of the voting power of shares not owned by parties to such proceeding, represented at an annual or special meeting of shareholders, duly called with notice of such purpose stated. Such person shall also be entitled to apply to a court for such conclusion, upon application as provided in Section 5 hereof, even though the conclusion reached by any of the foregoing shall have been adverse to him or to the person whose legal representative he is.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                         REPRESENTATION AND UNDERTAKING

The Registrant and the Company hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and the Company elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the Policies described in the prospectus. The Policies are designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) The Company is relying on Paragraph (b)(13)(iii)(F) of Rule 6e-3(T) for the deduction of the mortality and expense risk charges ("risk charges")assumed by the Company under the Policies. The Company represents that the risk charges are reasonable in relation to all of the risks assumed by the issuer under the Policies. (Paragraph (b)(13)(iii)(F)(2)(ii)). Actuarial memoranda demonstrating the reasonableness of these charges are maintained by the Company, and will be made available to the Securities and Exchange Commission (the "Commission") on request. (Paragraph (b)(13)(iii)(F)(3).

(c) The Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation. (Paragraph (b)(13)(iii)(F)(4)(ii)(A).

(d) The Company represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses. (Paragraph (b)(13)(iii)(F)(4)(ii)(B)(2).

(e) Pursuant to Rule 26(e) under the Act, the Company hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Shelton, State of Connecticut, on 2nd day of February, 2000.

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               SEPARATE ACCOUNT F
                                  (Registrant)

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (Depositor)


By:/s/Lincoln R. Collins              Attest: /s/Kathleen A. Chapman
      Lincoln R. Collins,                        Kathleen A. Chapman,
      Executive Vice President                   Assistant Corporate Secretary
      and Chief Operating Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

          Signature                   Title                              Date
                          (Principal Executive Officer)

       Jan R. Carendi*          Chief Executive Officer,             02/2/2000
      Jan R. Carendi       Chairman of the Board and Director

                          (Principal Financial Officer)
  /s/Thomas M. Mazzaferro Executive Vice President and               02/2/2000
     Thomas M. Mazzaferro      Chief Financial Officer

                         (Principal Accounting Officer)
  /s/David R. Monroe        Treasurer, Vice President                02/2/2000
     David R. Monroe          and Controller

                              (Board of Directors)

Jan. R. Carendi*          Gordon C. Boronow*            Malcolm M. Campbell*
Jan. R. Carendi           Gordon C. Boronow             Malcolm M. Campbell

Henrik Danckwardt*        Amanda C. Sutyak*             Wade A. Dokken*
Henrik Danckwardt         Amanda C. Sutyak              Wade A. Dokken

Thomas M. Mazzaferro*     Gunnar Moberg*                Bayard F. Tracy*
Thomas M. Mazzaferro      Gunnar Moberg                 Bayard F. Tracy

Anders Soderstrom*        C. Ake Svensson*              Lincoln R. Collins*
Anders Soderstrom         C. Ake Svensson               Lincoln R. Collins

                               Nancy F. Brunetti*
                                Nancy F. Brunetti


                        *By: /s/Kathleen A. Chapman
                                Kathleen A. Chapman


               *Pursuant to Powers of Attorney filed with Initial
                      Registration Statement No. 333-38119.